      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1999


                                                      REGISTRATION NO. 333-71791
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                               EMCORE CORPORATION
             (Exact name of Registrant as specified in its charter)

                   NEW JERSEY                                       22-2746503
        (State or other jurisdiction of                          (I.R.S. Employer
         incorporation or organization)                        Identification No.)

                         ------------------------------
                394 ELIZABETH AVENUE, SOMERSET, NEW JERSEY 08873
                                 (732) 271-9090
         (Address, including zip code, and telephone number, including area code, of registrant's agent for service and principal executive offices)
                         ------------------------------
                               THOMAS G. WERTHAN
                               EMCORE CORPORATION
                              394 ELIZABETH AVENUE
                           SOMERSET, NEW JERSEY 08873
                                 (732) 271-9090
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------
                                WITH COPIES TO:

            JORGE L. FREELAND, ESQ.                          ELLEN B. CORENSWET, ESQ.
                WHITE & CASE LLP                              KENNETH R. MCVAY, ESQ.
            200 SOUTH BISCAYNE BLVD.                     BROBECK, PHLEGER & HARRISON, LLP
              MIAMI, FLORIDA 33131                          1633 BROADWAY, 47TH FLOOR
              TEL: (305) 371-2700                            NEW YORK, NEW YORK 10019
              FAX: (305) 358-5744                              TEL: (212) 581-1600
                                                               FAX: (212) 586-7878

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION -- JUNE 9, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
          , 1999

                        (EMCORE LOGO) EMCORE CORPORATION

                        3,897,441 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

      EMCORE CORPORATION:

      - EMCORE Corporation
        394 Elizabeth Avenue
        Somerset, New Jersey 08873
        (732) 271-9090

      - NASDAQ SYMBOL: EMKR
THE OFFERING:

- EMCORE is offering 3,000,000 of the shares and existing shareholders are offering 897,441 of the shares.

- The underwriters have an option to purchase an additional 584,616 shares from EMCORE to cover over-allotments.


- There is an existing trading market for these shares. The reported last sale price on June 7, 1999 was $21 3/8 per share.


- We plan to use the proceeds from this offering to repay debt and for general corporate purposes. We will not receive any proceeds from the shares sold by the selling shareholders.

- Closing:               , 1999.

--------------------------------------------------------------------------------

                                                  Per Share         Total

--------------------------------------------------------------------------------

Public offering price:                           $               $
Underwriting fees:
Proceeds to EMCORE:
Proceeds to selling shareholders:
-----------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
               PRUDENTIAL SECURITIES

                               NEEDHAM & COMPANY, INC.

                                             SOUNDVIEW TECHNOLOGY GROUP

             THE UNDERSIGNED IS FACILITATING INTERNET DISTRIBUTION.

                                 DLJDIRECT INC.

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

[Artwork depicts a cellular relay station antenna, fiber optics, an automobile line drawing showing engine components, a cellular phone handset, a bar code, a satellite, light-emitting diodes, Cds, and, the lights of Times Square at night.

Text of artwork states "Leading manufacturers throughout the world use EMCORE's production systems and process technology, wafers and devices for a variety of advanced electronic applications. Below the artwork text states "Illustrated above are examples of current and future end-use product applications that incorporate the compound semiconductor process, technology or equipment developed and sold by EMCORE Corporation. This illustration contains products of companies other then EMCORE Corporation. (EMCORE logo).]

[Fold out artwork depicts a diagram of flow and heat patterns inside a TurboDisc reactor under heading Technology with text stating EMCORE has developed its compound semiconductor processes and higher performance production systems through substantial investments in research and development. EMCORE works closely with its customers to identify specific performance criteria in its production systems, wafers and devices.

Surrounding the EMCORE logo and "Integrated Compound Semiconductor Solutions"

TECHNOLOGY

EMCORE has developed its compound semiconductor processes and higher performance production systems through substantial investments in research and development. EMCORE works closely with its customers to identity specific performance criteria in its production systems, wafers, and devices.

WAFERS AND DEVICES

EMCORE provides its customers with materials science expertise, process technology and metal-organic chemical vapor deposition (MOCVD) systems that enable the manufacture of commercial volumes of high-performance compound semiconductor wafers and devices. (Pictures of MR Sensors, VCSELs, Solar Cells, 3 LEDs and RF Materials.)

The Company is working with its customers and JV partners to design, engineer and manufacture commercial quantities of compound semiconductor devices and materials. The devices are fabricated from materials grown in our production equipment; and then tested according to specifications worked out in partnership with customers or JV partners.

SYSTEMS

EMCORE provides production-scale metal organic chemical vapor deposition, MOCVD, equipment using its proprietary TURBODISC technology. By combining material science expertise and proven process technology, EMCORE offers key enabling technology for the low cost, high-volume production of a variety of compound semiconductor wafers and devices. (Picture of TurboDisc System)]

                               TABLE OF CONTENTS

                                   Page
Prospectus Summary..............     4
Risk Factors....................     8
Use of Proceeds.................    18
Price Range of Common Stock and
  Dividend Policy...............    19
Capitalization..................    20
Selected Consolidated Financial
  Data..........................    21
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................    23
Business........................    42
Management......................    60

                                   Page
Certain Relationships and
  Related Transactions..........    64
Principal and Selling
  Shareholders..................    66
Underwriting....................    68
Legal Matters...................    70
Experts.........................    70
Pro Forma Consolidated Statement
  of Operations (Unaudited).....    71
Incorporation of Certain
  Documents by Reference........    73
Available Information...........    74
Index to Financial Statements...   F-1

                               PROSPECTUS SUMMARY

     This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully. Unless otherwise indicated, all information in this prospectus: (a) gives effect to a 3.4-for-1 reverse stock split that was completed on February 3, 1997 and (b) assumes that the underwriters do not exercise their over-allotment option. References to EMCORE's fiscal years refer to fiscal years ended on September 30.

                               EMCORE CORPORATION

     EMCORE designs, develops and manufactures compound semiconductor wafers and devices and is a leading developer and manufacturer of the tools and manufacturing processes used to fabricate compound semiconductor wafers and devices. Our products and technology enable our customers, both in the United States and internationally, to manufacture commercial volumes of high-performance electronic devices using compound semiconductors. Our products are used in a wide variety of applications in the communications (satellite, data, telecommunications and wireless), consumer and automotive electronics, computers and peripherals, and lighting markets. EMCORE's customers include AMP Incorporated, Hewlett Packard, General Motors, Hughes-Spectrolab, Lucent Technologies, Inc., Siemens AG and 12 of the largest electronics manufacturers in Japan.

     Compound semiconductors are the key components of electronic systems and electronic circuits and are now used in today's most advanced information systems. Compound semiconductors are composed of two or more elements and usually consist of a metal such as gallium, aluminum or indium and a non-metal such as arsenic, phosphorus or nitrogen. These elements are combined in our proprietary manufacturing process to create a round disk, or wafer, that has multiple layers of thin films of semiconductors on it. The wafers are further processed to create devices that are ready to be packaged by our customers for use in their products, such as solar cells, lasers and transistors. Many compound semiconductor materials have unique physical properties that allow electrons to move at least four times faster than through semiconductors based on silicon. Advantages of compound semiconductor devices over silicon devices include:

     - operation at higher speeds;

     - lower power consumption;

     - less noise and distortion; and

     - the ability to emit and detect light, known as optoelectronic properties.

     Although compound semiconductors are more expensive to manufacture than the more traditional silicon-based semiconductors that are used in most computers, electronics manufacturers are increasingly integrating compound semiconductors into their products in order to achieve higher performance.

     We manufacture and sell, either alone or with our joint venture partners, the following products:

PRODUCT                                       CURRENT AND POTENTIAL APPLICATIONS
Solar cells                                   Solar panels in communications
                                               satellite power systems
Compound semiconductor devices that           Traffic lights
 emit light,
called high-brightness light-emitting         Miniature lamps
  diodes
(HB LEDs)*                                    Automotive lighting
                                              Flat panel displays
Compound semiconductor lasers that emit       High performance data and
 light in a cylindrical beam, called           telecommunications lines including
 vertical cavity surface emitting              fiber optic cables and other network
 lasers (VCSELs)                               applications
Compound semiconductor sensor devices         Cam and crank shaft sensors for
 that can                                      automobiles
 detect a magnetic field and sense the        Antilock brake systems
   position of
 a metal object called magneto                Brushless motors
   resistive sensors
 (MR sensors)                                 Engine timing sensors
Compound semiconductor materials that         Cellular phone handsets
 transmit
 and receive communications called            Fiber optics
   radio
 frequency materials (RF materials)           Satellite transmitters and receivers
TurboDisc production systems                  Platform technology for all of the
                                               above
* Products under development

     Our objective is to capitalize on our position as a leading developer and manufacturer of compound semiconductor tools and manufacturing processes to become the leading supplier of compound semiconductor wafers and devices. The key elements of our strategy are to:

     - apply our core scientific and manufacturing technology across multiple product applications;

     - target high growth opportunities;

     - partner with key industry participants; and

     - continue our investment to maintain technology leadership.

     We have recently established a number of strategic relationships through joint ventures and long-term supply agreements including:


     - a joint venture with General Electric Lighting to develop and market white light and colored HB LED lighting products.


     - a long-term purchase agreement for solar cells with Space Systems/Loral, a wholly-owned subsidiary of Loral Space & Communications.

     - a cooperative development agreement and a three-year purchase agreement with Sumitomo Electric to provide certain RF materials for use in cellular handsets.

     We were incorporated in the State of New Jersey in September 1986. Our World Wide Web site is www.emcore.com. Our web site is not part of this prospectus. EMCORE and TurboDisc are registered trademarks of EMCORE and Gigalase, Gigarray and the EMCORE logo are trademarks of EMCORE. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  THE OFFERING


Common stock offered:
     By EMCORE............................    3,000,000 shares
     By the selling shareholders..........    897,441 shares
                                              -----------
          Total...........................    3,897,441 shares
Common stock to be outstanding after this     13,226,014 shares
  offering................................
Use of proceeds by EMCORE.................    To repay approximately $36.8 million of debt and for
                                              general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol.............    EMKR


     The number of shares of common stock to be outstanding after this offering is based on the 9,500,086 shares outstanding as of May 1, 1999, as further described under "Capitalization."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           FISCAL YEARS            SIX MONTHS ENDED
                                       ENDED SEPTEMBER 30,             MARCH 31,
                                   ----------------------------   -------------------
                                    1996      1997     1998(*)    1998(*)      1999
STATEMENT OF OPERATIONS DATA:
  Revenues.......................  $27,779   $47,753   $ 43,760   $ 26,165   $ 26,197
  Gross profit...................    9,172    17,659     19,084     12,255     10,978
  Operating loss.................   (2,753)     (689)   (34,647)   (20,332)    (7,859)
  Net loss.......................   (3,176)   (5,619)   (36,419)   (20,661)   (10,856)
  Net loss per basic and diluted
     share(1)....................  $ (1.06)  $ (1.20)  $  (4.15)  $  (2.52)  $  (1.17)
  Weighted average shares used in
     calculating net loss per
     share.......................    2,994     4,669      8,775      8,189      9,409

-------------------------
(*) As restated -- See Note 20 to the consolidated financial statements


                                                            AS OF MARCH 31, 1999
                                                          ------------------------
                                                          ACTUAL    AS ADJUSTED(2)
BALANCE SHEET DATA:
  Working capital.......................................  $ 6,663      $ 31,336
  Total assets..........................................   85,071       109,744
  Long-term liabilities.................................   32,570         1,567
  Redeemable convertible preferred stock................   21,369        14,089
  Shareholders' equity..................................    8,967        71,191


------------------------------

(1) Basic and diluted earnings per share have been restated for all periods presented to give effect to the Commission's Staff Accounting Bulletin No. 98, which eliminated certain computational requirements of the Commission's Staff Accounting Bulletin No. 64.


(2) Reflects the sale by EMCORE of 3,000,000 shares of common stock offered by this prospectus, repayment of all long-term debt, the conversion of 520,000 shares of convertible preferred stock into 520,000 shares of common stock and the exercise of 19,898 warrants at $4.08 per share and 186,030 warrants at $10.20 per share for 205,928 shares of common stock.

                                  RISK FACTORS

     You should carefully consider the following risks, together with the other information contained in this prospectus, before you decide whether to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about EMCORE and our industry. These forward-looking statements involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described in this section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

WE EXPECT TO CONTINUE TO INCUR OPERATING LOSSES.

     We started operations in 1984 and as of March 31, 1999 had an accumulated deficit of $71.2 million. We incurred net losses of $3.2 million in fiscal 1996, $5.6 million in fiscal 1997, $36.4 million in fiscal 1998 and $10.9 million in the first six months of fiscal 1999. We expect to continue to incur losses. To support our growth, we have increased our expense levels and our investments in inventory and capital equipment. As a result, we will need to significantly increase revenues and profit margins to become and stay profitable. If our sales and profit margins do not increase to support the higher levels of operating expenses and if our new product offerings are not successful, our business, financial condition and results of operations will be materially and adversely affected. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto for detailed information on our history of losses.

OUR RAPID GROWTH PLACES A STRAIN ON OUR RESOURCES.

     We are experiencing rapid growth, having added a significant number of new employees, acquired MicroOptical Devices, Inc., or MODE, and entered into joint ventures with General Electric Lighting (pending), Uniroyal Technology Corporation, Optek Technology, Inc. and Union Miniere Inc. We have expanded our facilities to include two manufacturing facilities in Albuquerque, New Mexico in addition to our original facility in Somerset, New Jersey. Our joint venture with Uniroyal Technology Corporation has leased a manufacturing facility in Tampa, Florida. This growth has placed and will continue to place a significant strain on our management, financial, sales and other employees and on our internal systems and controls. If we are unable to effectively manage multiple facilities and multiple joint ventures in geographically distant locations, our business, financial condition and results of operations will be materially and adversely affected. We are also in the process of installing new manufacturing software for all of our facilities and are evaluating replacing our accounting and purchasing systems. Most of the new manufacturing software is customized to our particular business and manufacturing processes. It will take time and require evaluation to eliminate all of the bugs in the software and to train personnel to use the new software. In this transition we may experience delays in production, cost overruns and disruptions in our operations.

     Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

SINCE THE TECHNOLOGY IN THE COMPOUND SEMICONDUCTOR INDUSTRY RAPIDLY CHANGES, WE MUST CONTINUALLY IMPROVE EXISTING PRODUCTS, DESIGN AND SELL NEW PRODUCTS AND MANAGE THE COSTS OF RESEARCH AND DEVELOPMENT IN ORDER TO EFFECTIVELY COMPETE.

     We compete in markets characterized by rapid technological change, evolving industry standards and continuous improvements in products. Due to constant changes in these markets, our future success depends on our ability to improve our manufacturing processes and tools and our products. For example, our TurboDisc production systems must remain competitive on the basis of cost of ownership and process performance. To remain competitive we must continually introduce manufacturing tools with higher capacity and better production yields.

     We have recently introduced a number of new products and, in connection with recent joint ventures and internal development, we will be introducing additional new products in the near future. The commercialization of new products involves substantial expenditures in research and development, production and marketing. We may be unable to successfully design or manufacture these new products and may have difficulty penetrating new markets. In addition, many of our new products are being incorporated into our customers' new products for new applications, such as high speed computer networks.

     Because it is generally not possible to predict the amount of time required and the costs involved in achieving certain research, development and engineering objectives, actual development costs may exceed budgeted amounts and estimated product development schedules may be extended. Our business, financial condition and results of operations may be materially and adversely affected if:

     - we are unable to improve our existing products on a timely basis;

     - our new products are not introduced on a timely basis;

     - we incur budget overruns or delays in our research and development efforts; or

     - our new products experience reliability or quality problems.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors particular to EMCORE and the compound semiconductor industry. Not all of these factors are in our control. These factors include:

     - the volume and timing of orders for our products, particularly TurboDisc systems, which have an average selling price in excess of $1 million;

     - the timing of our announcement and introduction of new products and of similar announcements by our competitors;

     - downturns in the market for our customers' products;

     - regional economic conditions, particularly in Asia where we derive a significant portion of our revenues; and

     - price volatility in the compound semiconductor industry.

     These factors may cause our operating results for future periods to be below the expectations of analysts and investors. This may cause a decline in the price of our common stock. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our annual and quarterly operating results.

OUR JOINT VENTURE PARTNERS, WHO HAVE CONTROL OF THESE VENTURES, MAY MAKE DECISIONS THAT WE DO NOT AGREE WITH AND THAT ADVERSELY AFFECT OUR NET INCOME.


     Since December 1997, we have established four joint ventures (with Optek Technology, Inc., Union Miniere, Inc., Uniroyal Technology Corporation and General Electric Lighting). Each of our joint ventures involves the creation of a separate company, and we do not have a majority interest in any of these entities. Each of these joint ventures is governed by a board of managers with representatives from both the strategic partner and us. Many fundamental decisions must be approved by both parties to the joint venture, which means we will be unable to direct the operation and direction of these joint ventures without the agreement of our joint venture partners. If we are unable to agree on important issues with a joint venture partner, the business of that joint venture may be delayed or interrupted, which may, in turn, materially and adversely affect our business, financial condition and results of operations.


     We have devoted and we will be required to continue to devote significant funds and technologies to our joint ventures to develop and enhance their products. In addition, our joint ventures will require that some of our employees devote much of their time to joint venture projects. This will place a strain on our management, scientific, financial and sales employees. If our joint ventures are unsuccessful in developing and marketing their products, our business, financial condition and results of operations will be materially and adversely affected.

     General Electric Lighting and we have agreed that our joint venture will be the sole vehicle for each party's participation in the solid state lighting market. We and General Electric Lighting have also agreed to several limitations during the life of the venture and thereafter relating to use that each of us can make of the joint venture's technology. One consequence of these limitations is that in certain circumstances, such as a material default by us, we would not be permitted to use the joint venture's technology to compete against General Electric Lighting in the solid state lighting market.

SINCE A LARGE PERCENTAGE OF OUR REVENUES ARE FROM FOREIGN SALES, CERTAIN EXPORT RISKS MAY DISPROPORTIONATELY AFFECT OUR REVENUES.


     Sales to customers located outside the United States accounted for approximately 42.5% of our revenues in fiscal 1996, 42.0% of our revenues in fiscal 1997, 39.1% of our revenues in fiscal 1998 and 44.5% of our revenues in the first six months of fiscal 1999. Sales to customers in Asia represent the majority of our international sales. We believe that international sales will continue to account for a significant percentage of our revenues. Because of this, the following export risks may disproportionately affect our revenues:


     - political and economic instability may inhibit export of our systems and devices and limit potential customers' access to dollars;

     - shipping and installation costs of our systems may increase;

     - we have experienced and may continue to experience difficulties in the timeliness of collection of foreign accounts receivable and have been forced to write off receivables from a foreign customer;

     - a strong dollar may make our systems less attractive to foreign purchasers who may decide to postpone making the capital expenditure;

     - tariffs and other barriers may make our systems and devices less cost competitive;

     - we may have difficulty in staffing and managing our international operations;

     - the laws of certain foreign countries may not adequately protect our trade secrets and intellectual property; and

     - potentially adverse tax consequences to our customers may make our systems and devices not cost competitive.

WE WILL LOSE SALES IF WE ARE UNABLE TO OBTAIN GOVERNMENT AUTHORIZATION TO EXPORT OUR PRODUCTS.

     Exports of our products to certain destinations, such as the People's Republic of China, Malaysia and Taiwan, may require pre-shipment authorization from U.S. export control authorities, including the U.S. Departments of Commerce and State. Authorization may be conditioned on end-use restrictions. On certain occasions, we have been denied authorization, particularly with respect to the People's Republic of China. Failure to receive these authorizations may materially and adversely affect our revenues and in turn our business, financial condition and results of operations from international sales. Beginning April 1999, exports of all satellites and associated components require a license from the Department of State. This may cause delays in shipping solar cells abroad. Delays in receiving export licenses for solar cells may materially and adversely affect our revenues and in turn our business, financial condition and results of operations.

THE LOSS OF SALES TO GENERAL MOTORS OR OUR OTHER LARGE CUSTOMERS WOULD BE DIFFICULT TO REPLACE.

     We derive a substantial portion of our revenues from a limited number of customers. Sales to Hughes-Spectrolab, primarily of TurboDisc systems and solar cells, accounted for approximately 23.6% of our revenues in fiscal 1996, 10.2% of our revenues in fiscal 1997, 17.3% of our revenues in fiscal 1998, but only 3.8% of our revenues for the first six months of fiscal 1999. We believe that, at least in the short-term, Hughes-Spectrolab will produce most of its material requirements in-house using TurboDisc systems purchased from us. Consequently, we do not expect sales to Hughes-Spectrolab to continue to be significant in the short term. General Motors, our main customer for MR sensors, accounted for approximately 15.1% of our revenues in fiscal 1997, 12.8% of our revenues in fiscal 1998 and 10.8% of our revenues for the first six months of fiscal 1999. General Motors' three month strike in 1998 adversely affected our operating performance because during that time shipments of sensors to General Motors were halted. In addition to the lost revenues, we incurred the expense of paying salaries to the part of our workforce dedicated to producing sensors. If General Motors, or any of our other significant customers, stops ordering our products, significantly reduces the volume of these orders, or cancels, delays or reschedules any orders, and we are unable to replace these orders, our business, financial condition and results of operations could be materially and adversely affected. Please see "Business -- Customers" for more information on our significant customers.

OUR PRODUCTS ARE DIFFICULT TO MANUFACTURE AND SMALL MANUFACTURING DEFECTS CAN ADVERSELY AFFECT OUR PRODUCTION YIELDS AND OUR OPERATING RESULTS.

     The manufacture of our TurboDisc systems is a highly complex and precise process. We increasingly outsource the fabrication of certain components and sub-assemblies of our systems, often to sole source suppliers or a limited number of suppliers. We have experienced occasional delays in obtaining components and subassemblies because the manufacturing process for these items is very complex and requires long lead times. The revenues derived from sales of our TurboDisc systems will be materially and adversely affected if we are unable to obtain a high quality, reliable and timely supply of these components and subassemblies. In addition, any reduction in the precision of these components will result in sub-standard end products and will cause delays and interruptions in our production cycle.

     We manufacture all of our wafers and devices in our manufacturing facilities and our joint venture with Uniroyal Technology Corporation plans to manufacture HB LED wafers and package-ready devices at its facility. Minute impurities, difficulties in the production process, defects in the layering of the devices' constituent compounds, wafer breakage or other factors can cause a substantial percentage of wafers and devices to be rejected or numerous devices on each wafer to be non-functional. These factors can result in lower than expected production yields, which would delay product shipments and may materially and adversely affect our operating results. Because the majority of our costs of manufacture are relatively fixed, the number of shippable devices per wafer for a given product is critical to our financial results. Additionally, because we manufacture all of our products at our facilities in Somerset, New Jersey and Albuquerque, New Mexico, and our joint venture with Uniroyal Technology Corporation will manufacture HB LED wafers and package-ready devices at its sole facility in Tampa, Florida, any interruption in manufacturing resulting from fire, natural disaster, equipment failures or otherwise would materially and adversely affect our business, financial condition and results of operations. Please see "Business -- Manufacturing" for a more detailed description of our manufacturing processes.

WE FACE LENGTHY SALES AND QUALIFICATIONS CYCLES FOR OUR PRODUCTS AND, IN MANY CASES, MUST INVEST A SUBSTANTIAL AMOUNT OF TIME AND FUNDS BEFORE WE RECEIVE ORDERS.

     Sales of our TurboDisc systems primarily depend upon the decision of a prospective customer to increase its manufacturing capacity, which typically involves a significant capital commitment by the customer. Customers usually place orders with us on average two to nine months after our initial contact with them. We often experience delays in obtaining system sales orders while customers evaluate and receive internal approvals for the purchase of these systems. These delays may include the time necessary to plan, design or complete a new or expanded compound semiconductor fabrication facility. Due to these factors, we expend substantial funds and sales, marketing and management efforts to sell our compound semiconductor production systems. These expenditures and efforts may not result in sales.

     In order to expand our materials production capabilities, we have dedicated a number of our TurboDisc systems to the manufacture of wafers and devices. Several of our products are currently being tested to determine whether they meet customer or industry specifications. During this qualification period, we invest significant resources and dedicate substantial production capacity to the manufacture of these new products, prior to any commitment to purchase by the prospective customer and without generating significant revenues from the qualification process. If we are unable to meet these specifications or do not receive sufficient orders to profitably use the dedicated production capacity, our business, financial condition and results of operations would be materially and adversely affected. Please see "Business -- Products," "Business -- Marketing and Sales" and "Business -- Competition" for more information on our products and our marketing and sales efforts.

INDUSTRY DEMAND FOR SKILLED EMPLOYEES, PARTICULARLY SCIENTIFIC AND TECHNICAL PERSONNEL WITH COMPOUND SEMICONDUCTOR EXPERIENCE, EXCEEDS THE NUMBER OF SKILLED PERSONNEL AVAILABLE.

     Our future success depends, in part, on our ability to attract and retain certain key personnel, including scientific, operational and management personnel. We anticipate that we will need to hire additional skilled personnel to continue to expand all areas of our business. The competition for attracting and retaining these employees, especially scientists, is intense. Because of this intense competition for these skilled employees, we may be unable to retain our existing personnel or attract additional qualified employees in the future. If we are unable to retain our skilled employees and attract additional qualified employees to keep up with our expansion, our business, financial condition and results of operations will be materially and adversely affected.

PROTECTING OUR TRADE SECRETS IS CRITICAL TO OUR ABILITY TO EFFECTIVELY COMPETE FOR BUSINESS.

     Our success and competitive position depend on protecting our trade secrets and other intellectual property. Our strategy is to rely more on trade secrets than patents to protect our manufacturing and sales processes and products, but reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. We take certain measures to protect our trade secrets, including executing non-disclosure agreements with our employees, joint venture partners, customers and suppliers. If parties breach these agreements or the measures we take are not properly implemented, we may not have an adequate remedy. Disclosure of our trade secrets or reverse engineering of our proprietary products, processes or devices would materially and adversely affect our business, financial condition and results of operations.

     Although we currently hold 11 U.S. patents, these patents do not protect any material aspects of the current or planned commercial versions of our systems, wafers or devices. We are actively pursuing patents on some of our recent inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries may not protect our intellectual property to the same extent as U.S. laws. Please see "Business -- Intellectual Property and Licensing" for more information regarding our trade secrets, patents and other intellectual property.

WE MAY REQUIRE LICENSES TO CONTINUE TO MANUFACTURE AND SELL CERTAIN OF OUR COMPOUND SEMICONDUCTOR WAFERS AND DEVICES, THE EXPENSE OF WHICH MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We may require licenses from Rockwell International Corporation to continue to sell our compound semiconductor wafers and devices to current customers who do not hold licenses from Rockwell International Corporation. In addition, we may be required to pay royalties for certain of our past sales of wafers and devices to these customers. If we are required to pay significant royalties in connection with these sales, our business, financial condition and results of operations may be materially and adversely affected. The failure to obtain or maintain these licenses on commercially reasonable terms may materially and adversely affect our business, financial condition and results of operations. Please see "Business -- Intellectual Property and Licensing" for more details regarding our patents and licenses.

INTERRUPTIONS IN OUR BUSINESS AND A SIGNIFICANT LOSS OF SALES TO ASIA MAY RESULT IF OUR PRIMARY ASIAN DISTRIBUTOR FAILS TO EFFECTIVELY MARKET AND SERVICE OUR PRODUCTS.

     We rely on a single marketing, distribution and service provider, Hakuto Co. Ltd. to market and service many of our products in Japan, China and Singapore. Hakuto is one of our shareholders and Hakuto's president is a member of our Board of Directors. We have distributorship agreements with Hakuto which expire in March 2008 and give Hakuto exclusive distribution rights for certain of our products in Japan. Hakuto's failure to effectively market and service our products or termination of our relationship with Hakuto would result in significant delays or interruption in our marketing and service programs in Asia. This would materially and adversely affect our business, financial condition and results of operations.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS AND THE COSTS TO CORRECT THESE PROBLEMS MAY BE MATERIAL.

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     We have made a preliminary assessment of our Year 2000 readiness. We plan to perform a Year 2000 simulation on our software during the second and third calendar quarter of 1999. We are also in the process of contacting certain third-party vendors, licensors and providers of software, hardware and services regarding their Year 2000 readiness. Following this testing and after contacting these vendors and licensors, we will be better able to make a complete evaluation of Year 2000 readiness, to determine what costs will be necessary to be Year 2000 compliant and to determine whether contingency plans need to be developed. We may discover Year 2000 compliance problems in our TurboDisc systems that will require substantial modifications. In addition, we may discover that third-party software or hardware incorporated into EMCORE's TurboDisc systems will need to be revised or replaced, all of which could be time-consuming and expensive.

     Any failure on our part to fix or replace our internally developed proprietary software or third-party software or hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions. Moreover, we could be subject to lawsuits which could be costly and time-consuming to defend. The failure of governmental agencies, utility companies, third party service providers and others outside of our control to be Year 2000 compliant could result in systemic failure such as telecommunications or electrical failure, which could have a material adverse effect on our business, results of operations and financial condition. Please see "Management's Discussion and Analysis of Financial Condition" for detailed information on our state of readiness, potential risks and contingency plans regarding the Year 2000 issue.

OUR MANAGEMENT'S STOCK OWNERSHIP GIVES THEM THE POWER TO CONTROL BUSINESS AFFAIRS AND PREVENT A TAKEOVER THAT COULD BE BENEFICIAL TO UNAFFILIATED SHAREHOLDERS.

     Certain members of our management, specifically Thomas J. Russell, Chairman of our Board, Reuben F. Richards, President, Chief Executive Officer and a director, and Robert Louis-Dreyfus, a director, are former members of Jesup & Lamont Merchant Partners, L.L.C. They collectively beneficially own approximately 45.9% of our common stock immediately prior to this offering and will own approximately 34.1% of our common stock after the offering. Accordingly, such persons will continue to hold sufficient voting power to control our business and affairs for the foreseeable future. This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company, which could have a material adverse effect on our stock price.

UNSUCCESSFUL CONTROL OF THE HAZARDOUS RAW MATERIALS USED IN OUR MANUFACTURING PROCESS COULD RESULT IN COSTLY REMEDIATION FEES, PENALTIES OR DAMAGES UNDER ENVIRONMENTAL AND SAFETY REGULATIONS.

     The production of wafers and devices involves the use of certain hazardous raw materials, including, but not limited to, ammonia, phosphine and arsene. If our control systems are unsuccessful in preventing a release of these materials into the environment or other adverse environmental conditions occur, we could experience interruptions in our operations and incur substantial remediation and other costs. Failure to comply with environmental and health and safety laws and regulations may materially and adversely affect our business, financial condition and results of operations.

OUR BUSINESS OR OUR STOCK PRICE COULD BE ADVERSELY AFFECTED BY REDEMPTION OF OUTSTANDING CONVERTIBLE PREFERRED STOCK OR ISSUANCE OF ADDITIONAL PREFERRED STOCK.

     We have 1,550,000 shares of convertible preferred stock issued and outstanding, all of which are subject to mandatory redemption by us on November 17, 2003. If we do not have the funds available to redeem the convertible preferred stock at that time, we will need to raise additional funds to finance this redemption or we will be in default under the terms of the convertible preferred stock. We may be unable to obtain adequate financing on acceptable terms, which may adversely affect our business and financial condition.

     Our board of directors is authorized to issue up to an additional 4,332,353 shares of preferred stock with such dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges as our board of directors, in its sole discretion, may determine. The issuance of additional shares of preferred stock may result in a decrease in the value or market price of our common stock, or our board of directors could use the preferred stock to delay or discourage hostile bids for control of us in which shareholders may receive premiums for their common stock or to make the possible sale of the company or the removal of our management more difficult. The issuance of additional shares of preferred stock could adversely affect the voting and other rights of the holders of common stock.

CERTAIN PROVISIONS OF NEW JERSEY LAW AND OUR CHARTER MAY MAKE A TAKEOVER OF OUR COMPANY DIFFICULT EVEN IF SUCH TAKEOVER COULD BE BENEFICIAL TO SOME OF OUR SHAREHOLDERS.

     New Jersey law contains and our certificate of incorporation, as amended, contains certain provisions that could delay or prevent a takeover attempt that our shareholders may consider in their best interests. Our board of directors is divided into three classes. Directors are elected to serve staggered three-year terms and are not subject to removal except for cause by the vote of the holders of at least 80% of our capital stock. In addition, if these amendments are adopted, approval by the holders of 80% of our voting stock is required for certain business combinations unless these transactions meet certain fair price criteria and procedural requirements or are approved by two-thirds of our continuing directors. We may in the future adopt other measures that may have the effect of delaying or discouraging an unsolicited takeover, even if the takeover were at a premium price or favored by a majority of unaffiliated shareholders. Certain of these measures may be adopted without any further vote or action by our shareholders.

FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK AND MAKE IT MORE DIFFICULT FOR US TO SELL STOCK IN THE FUTURE.


     If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have 13,226,014 shares of common stock outstanding (based on the number of shares outstanding as of May 1, 1999 and assuming no exercise of outstanding options or warrants). Of these shares, 5,600,226 shares are freely tradeable. This leaves 5,887,883 shares eligible for sale in the public market at various times after the date of this prospectus pursuant to Rule 144.


     In addition, as of May 1, 1999, stock options to purchase 1,143,293 shares of our common stock, warrants to purchase 1,371,262 shares of our common stock and 1,550,000 shares of our convertible preferred stock, which are convertible into shares of common stock on a one-for-one basis, were outstanding. In connection with our joint venture with General Electric Lighting, we have issued General Electric common stock purchase warrants at an exercise price of $22.875 to acquire 282,010 shares of common stock, and a $7.8 million subordinated convertible debenture with an interest rate of 4.75% per annum due in seven years. The debenture is convertible into 340,984 shares of common stock at a conversion price equal to $22 7/8.



     Certain shareholders, representing approximately 6,863,579 shares of our common stock (including shares of common stock issuable upon conversion of our convertible preferred stock, convertible debenture and warrants) have the right to require us to register their shares. We agreed to file a shelf registration, for the benefit of the holders of our convertible preferred stock and those holders of up to 5,210,585 shares of common stock who choose to participate, 90 days after completion of this offering. This shelf registration will remain effective until November 17, 2003 or such earlier time as all of the shares of our convertible preferred stock and the common stock issued upon conversion thereof are no longer restricted under Rule 144.

                                USE OF PROCEEDS

     The net proceeds to EMCORE from the sale of the 3,000,000 shares of common stock being offered by EMCORE are estimated to be $54.5 million ($66.0 million if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $19.63 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. EMCORE will not receive any proceeds from the sale of shares of common stock by the selling shareholders. EMCORE intends to use $27.5 million to repay outstanding bank indebtedness to First Union National Bank under two credit facilities, approximately $8.8 million to repay subordinated notes to an affiliate and other investors, and the balance for general corporate purposes, including working capital.

     The two credit facilities have the following principal amounts, interest rates, maturity dates and use of proceeds:

CREDIT FACILITIES    INTEREST RATE                     MATURITY DATE           PROCEEDS USED TO:

$10.0 million                                          October 1, 1999         Purchase and equip a new facility in
                     Prime plus 50 basis points                                Albuquerque, New Mexico, and for
                     (8.25% at May 1, 1999)                                    working capital purposes.
$19 million                                            October 1, 1999         Purchase and equip a new facility in
($18 million                                                                   Albuquerque, New Mexico, repay
  outstanding)                                                                 amounts advanced by Thomas Russell,
                     One month LIBOR plus 75                                   the Chairman of the Board of EMCORE,
                     basis points                                              and for working capital purposes.
                     (5.62% at May 1, 1999)


     When the debt is extinguished, there will be an extraordinary charge in 1999 of approximately $1.3 million related to the early extinguishment of debt.


     The subordinated notes were issued in May and September of 1996, bear interest at 6.0% and mature on May 1, 2001. Thomas Russell holds approximately $8.4 million of the subordinated notes that are being repaid. The balance of the subordinated notes being repaid are held by approximately ten other non-affiliated investors.

     We may also use a portion of the net proceeds to fund acquisitions of complementary businesses, products or technologies in the semiconductor sector. Although we periodically review potential acquisition opportunities, we have not reached any agreements, commitments or understanding for any future acquisitions. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, income producing investments.

     We believe that the remaining net proceeds from this offering will be sufficient to fund our anticipated capital expenditures and to provide adequate working capital at least through July 2000. However, future events may require EMCORE to seek additional capital which may not be available on terms acceptable to us.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     EMCORE's common stock has traded on the Nasdaq National Market under the symbol "EMKR" since March 6, 1997, the date of EMCORE's initial public offering. The following table sets forth, for the periods indicated, the high and low sale prices per share of common stock, as reported on the Nasdaq National Market:


                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH       LOW
FISCAL YEAR ENDED SEPTEMBER 30, 1997:
  Second Quarter (from March 6, 1997).......................   $12 3/4    $ 9 1/4
  Third Quarter.............................................    19 1/2     11
  Fourth Quarter............................................    25 1/4     16
FISCAL YEAR ENDED SEPTEMBER 30, 1998:
  First Quarter.............................................   $23 3/8    $15 1/2
  Second Quarter............................................    19 5/8     11
  Third Quarter.............................................    16 3/4      9
  Fourth Quarter............................................    13 1/2      6
FISCAL YEAR ENDING SEPTEMBER 30, 1999:
  First Quarter.............................................   $18 3/8    $ 7 1/4
  Second Quarter............................................    28 3/4     13 7/8
  Third Quarter (through June 7, 1999)......................    23         12 7/8



     The reported last sale price of the common stock on the Nasdaq National Market on June 7, 1999 was $21 3/8 per share. As of May 1, 1999, EMCORE had approximately 1,742 shareholders of record.


     EMCORE has not declared or paid dividends on its common stock since its formation. EMCORE currently does not intend to pay dividends on its common stock in the foreseeable future so that it may reinvest its earnings in its business. The shares of EMCORE's convertible preferred stock are entitled to receive cumulative quarterly dividends at the annual rate of 2% of their liquidation preference ($.28 per annum per share). The payment of dividends, if any, on the common stock in the future will be at the discretion of EMCORE's board of directors.

                                 CAPITALIZATION


     The following table sets forth the capitalization of EMCORE as of March 31, 1999, and as adjusted to reflect the sale by EMCORE of 3,000,000 shares of common stock being offered hereby (at an assumed offering price of $19.63 per share), the conversion of 520,000 shares of convertible preferred stock into 520,000 shares of common stock and the exercise of 19,898 warrants at $4.08 per share and 186,030 warrants at $10.20 per share into 205,928 shares of common stock and the application of the estimated net proceeds therefrom.



                                                            AS OF MARCH 31, 1999
                                                           -----------------------
                                                            ACTUAL    AS ADJUSTED
                                                               (IN THOUSANDS)
Long-term debt...........................................  $ 31,003     $     --
Convertible preferred stock; 1,550,000 issued and
  outstanding; as adjusted 1,030,000.....................    21,369       14,089
Shareholders' equity:
  Preferred stock; 5,882,353 shares authorized; none
     issued and outstanding..............................        --           --
  Common stock, 23,529,411 shares authorized; 9,446,347
     shares issued and outstanding; 13,226,014 shares
     issued and outstanding as adjusted..................    87,855      151,656
  Notes receivable from warrant issuances and stock
     sales...............................................    (7,667)      (7,547)
  Accumulated deficit....................................   (71,221)     (72,918)
                                                           --------     --------
          Total shareholders' equity.....................     8,967       71,191
                                                           --------     --------
Total capitalization.....................................  $ 61,339     $ 85,279
                                                           ========     ========


------------------------------


     The 13,226,014 shares of common stock as adjusted for this offering exclude:



     (1) 1,372,059 shares of common stock reserved for issuance under EMCORE's stock option plan, of which 1,078,399 shares are subject to outstanding options at exercise prices varying from $3.03 per share to $24.75 per share;



     (2) warrants to purchase 365,171 shares of common stock at an exercise price of $4.08 per share, exercisable until May 1, 2001;



     (3) warrants to purchase 1,039,460 shares of common stock at an exercise price of $10.20 per share, exercisable until September 1, 2001;



     (4) options to purchase 149,968 shares of common stock issued in connection with EMCORE's acquisition of MODE at exercise prices ranging from $0.43 to $0.60;


     (5) warrants to purchase 47,118 shares of common stock at exercise prices ranging from $4.32 to $5.92 per share, exercisable until September 2000;

     (6) shares reserved for issuance pursuant to warrants to purchase 284,684 shares of common stock at an exercise price of $11.375 per share, exercisable until May 1, 2001; and

     (7) 282,010 common stock purchase warrants with an exercise price of $22 7/8 and a subordinated convertible debenture that will be convertible into 340,984 shares of stock at a price of $22 7/8.

     Please see Notes 11, 12, 17 and 18 of the Notes to Financial Statements included elsewhere in this prospectus for more information.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the six months ended March 31, 1998 and 1999 and the five fiscal years ended September 30, 1998 of EMCORE is qualified by reference to and should be read in conjunction with the Financial Statements and the Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The Statement of Income Data set forth below with respect to fiscal 1996, 1997 and 1998 and the Balance Sheet Data as of September 30, 1997 and 1998 are derived from EMCORE's audited financial statements included elsewhere in this prospectus. The Statement of Income Data for fiscal 1994 and 1995 and the Balance Sheet Data as of September 30, 1994, 1995 and 1996 are derived from audited financial statements not included herein. The financial data as of March 31, 1999 and for the six months ended March 31, 1998 and 1999 are derived from unaudited consolidated financial statements that, in the opinion of EMCORE's management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year ending September 30, 1999.

     On December 5, 1997, the Company acquired MODE in a stock transaction accounted for under the purchase method of accounting for a purchase price of $32.8 million. In connection with this transaction, the Company recorded a non-recurring, non-cash charge of $19.5 million for acquired in-process research and development, which affects the comparability of the Company's operating results and financial condition.

                                                                                   SIX MONTHS ENDED
                                       FISCAL YEARS ENDED SEPTEMBER 30,                MARCH 31,
                                -----------------------------------------------   -------------------
                                 1994     1995      1996      1997     1998(*)    1998(*)      1999
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues....................  $9,038   $18,137   $27,779   $47,753   $ 43,760   $ 26,165   $ 26,197
  Cost of sales...............   5,213     9,927    18,607    30,094     24,676     13,910     15,219
                                ------   -------   -------   -------   --------   --------   --------
  Gross profit................   3,825     8,210     9,172    17,659     19,084     12,255     10,978
Operating expenses:
    Selling, general, and
      administrative..........   2,645     4,452     6,524     9,347     14,082      5,753      6,368
    Goodwill amortization.....      --        --        --        --      3,638      1,442      2,197
    Research and development:
      Recurring...............   1,064     1,852     5,401     9,001     16,495      5,876     10,272
      One-time acquired in-
         process..............      --        --        --        --     19,516     19,516         --
                                ------   -------   -------   -------   --------   --------   --------
         Total operating
           expenses...........   3,709     6,304    11,925    18,348     53,731     32,587     18,837
                                ------   -------   -------   -------   --------   --------   --------
Operating income (loss).......     116     1,906    (2,753)     (689)   (34,647)   (20,332)    (7,859)
  Stated interest expense,
    net.......................     286       255       297       519        973        117        693
  Imputed warrant interest
    expense, non-cash.........      --        --       126     3,988        601        192        633
  Equity in net loss of
    unconsolidated
    affiliate.................      --        --        --        --        198         --      1,671
  Other expense...............      --        10        --        --         --         --         --
                                ------   -------   -------   -------   --------   --------   --------
Total other expense...........     286       265       423     4,507      1,772        309      2,997
(Loss) income before income
  taxes.......................    (170)    1,641    (3,176)   (5,196)   (36,419)   (20,641)   (10,856)
Provision for income taxes....      --       125        --       137         --         20         --
                                ------   -------   -------   -------   --------   --------   --------
(Loss) income before
  extraordinary item..........    (170)    1,516    (3,176)   (5,333)   (36,419)   (20,661)   (10,856)
Extraordinary loss............      --        --        --       286         --         --         --
                                ------   -------   -------   -------   --------   --------   --------
Net (loss) income.............  $ (170)  $ 1,516   $(3,176)  $(5,619)  $(36,419)  $(20,661)  $(10,856)
                                ======   =======   =======   =======   ========   ========   ========
PER SHARE DATA:
Weighted average shares used
  in calculating diluted per
  share data..................      58     1,701     2,994     4,669      8,775      8,189      9,409
Net (loss) income per basic
  and diluted shares before
  extraordinary item..........  $(2.93)  $  0.89   $ (1.06)  $ (1.14)  $  (4.15)  $  (2.52)  $  (1.17)
                                ======   =======   =======   =======   ========   ========   ========
Net (loss) income per basic
  and diluted shares..........  $(2.93)  $  0.89   $ (1.06)  $ (1.20)  $  (4.15)  $  (2.52)  $  (1.17)
                                ======   =======   =======   =======   ========   ========   ========


                                           AS OF SEPTEMBER 30,                    AS OF
                             -----------------------------------------------    MARCH 31,
                              1994      1995      1996      1997     1998(*)       1999
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital
     (deficiency)..........  $ 1,041   $ 2,208   $ 1,151   $12,156   $(2,017)    $ 6,663
  Total assets.............    5,415    10,143    20,434    39,463    73,220      85,071
  Long-term liabilities....    3,000     3,000     8,947     7,577    26,514      32,570
  Redeemable convertible
     preferred stock.......   16,274        --        --        --        --      21,369
  Shareholders' (deficit)
     equity................      (96)    1,509       522    21,831    19,580       8,967
-------------------------
(*) As restated -- See Note 20 to consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     Subsequent to the issuance of EMCORE's Annual Report on Form 10-K for the year ended September 30, 1998, EMCORE's management revised the amount of the purchase price which was allocated to in-process research and development in accounting for the acquisition of MicroOptical Devices, Inc., MODE, in December 1997. The revised allocation is based upon methods prescribed in a letter from the SEC sent to the American Institute of Certified Public Accountants. The letter sets forth the SEC's views regarding the valuation methodology to be used in allocating a portion of the purchase price to acquired in-process research and development, IPR&D, at the date of acquisition.

     The revised valuation is based on management's estimates of the net cash flows associated with expected operations of MODE and gives explicit consideration to the SEC's views on acquired IPR&D as set forth in its letter to the American Institute of Certified Public Accountants.

     As a result of the revised allocation, EMCORE's financial statements for the year ended September 30, 1998 have been restated from amounts previously reported to reduce the amount of the acquired in-process research and development expensed by $9.8 million and to increase goodwill by $9.8 million. The amount allocated to goodwill includes approximately $0.5 million related to the value of MODE's workforce. The change had no impact on net cash flows used by operations.

     The information included in "Selected Financial Data," and in the discussion following reflect the effects of this restatement. Refer to Note 20 to the consolidated financial statements for further discussion.

OVERVIEW

     EMCORE designs, develops and manufactures compound semiconductor materials and is a leading developer and manufacturer of the tools and manufacturing processes used to fabricate compound semiconductor wafers and devices. Prior to fiscal 1997, EMCORE's revenues consisted primarily of the sales of compound semiconductor production systems. In fiscal 1997, EMCORE expanded its product offerings to include the design and high-volume production of compound semiconductor wafers and package-ready devices. EMCORE's vertically-integrated product offering allows it to provide a complete compound semiconductor solution to its customers. EMCORE assists its customers with device design, process development and optimal configuration of TurboDisc production systems.

     Systems-related revenues include sales of EMCORE's TurboDisc production systems as well as spare parts and services. The book-to-ship time period on systems is approximately four to six months, and the average selling price is in excess of $1.0 million. Materials revenues include wafers, devices and process development technology. The materials sales cycle is generally shorter than for systems and average selling prices vary significantly based on the products and services provided. Generally, EMCORE achieves a higher gross profit on its materials related products.

     EMCORE recognizes revenue upon shipment. For systems, EMCORE incurs certain installation and warranty costs subsequent to shipment which are estimated and accrued at the time the sale is recognized. EMCORE reserves for estimated returns and allowances at the time of shipment. For research contracts with the U.S. government and commercial enterprises with durations greater than six months, EMCORE recognizes revenue to the extent of costs incurred plus a pro rata portion of estimated gross profit as stipulated in these contracts, based on contract performance. EMCORE's research contracts require the development or evaluation of new materials applications and have a duration of six to 36 months. Contracts with a duration of six months or less are accounted for on the completed contract method. A contract is considered complete when all costs have been incurred and the research reporting requirements to the customer have been met.

     EMCORE has recently established a number of strategic relationships through joint ventures, long-term supply agreements and an acquisition as summarized below.


     - In the last week of May 1999, EMCORE and General Electric Lighting formed GELcore, a joint venture to develop and market white light and colored HB LED lighting products. GELcore's long-term goal is to develop HB LED products to replace traditional lighting. We invested $7.8 million in GELcore upon formation of the joint venture and will second various personnel to the joint venture to assist in the development and marketing of its products. These personnel and the related costs will be charged to the joint venture. In addition, GELcore will hire its own administrative and management personnel. As such, the impact on EMCORE's operations will be limited to the seconded employees who will continue to be managed by EMCORE personnel.


     - In May 1999, Sumitomo Electric and EMCORE entered into a long-term agreement to jointly develop and produce certain RF materials for use in digital wireless and cellular applications. EMCORE will manufacture these RF materials at our Somerset, New Jersey manufacturing facility. Sumitomo Electric will market them in Japan. Sumitomo Electric is one of the world's leading electronics manufacturers. Shipments of these RF materials are expected to begin in June 1999.


     - In November 1998, EMCORE signed a long term purchase agreement with Space Systems/Loral, a wholly owned subsidiary of Loral Space & Communications. Under this agreement, which is contingent upon EMCORE's compliance with Loral's product specification requirements, EMCORE will supply compound semiconductor high-efficiency gallium arsenide solar cells for Loral's satellites. EMCORE anticipates completing this qualification in June 1999. Subject to the product qualification, EMCORE received an initial purchase order for $5.25 million of solar cells. EMCORE expects to service this agreement through our newly completed facility in Albuquerque, New Mexico. This facility presently employs approximately 40 people, including sales, marketing, administrative and manufacturing personnel.


     - In November 1998, EMCORE formed UMCore, a joint venture with Union Miniere Inc., a mining and materials company, to explore and develop alternate uses for germanium using EMCORE's materials science and production platform expertise and Union Miniere's access to and experience with germanium. EMCORE has invested $600,000 in UMCore which, together with an equal amount funded by Union Miniere, is expected to fund the operations of UMCore through fiscal 1999. EMCORE will second various personnel to the joint venture to assist in the development of products. Thereafter, any additional funding will be contributed equally.

     - In October 1998, EMCORE formed Emtech, a joint venture with Optek Technology, Inc., a packager and distributor of optoelectronic devices, to market an expanded line of magneto resistive sensors to the automotive and related industries. This joint venture combines EMCORE's expertise in the manufacture of magneto resistive die and Optek's expertise in packaging these die. This combination will allow us to offer customers off-the-shelf products. No additional personnel are anticipated to meet the obligations to the joint venture.

     - In September 1998, EMCORE entered into an agreement with Lockheed Martin to provide technical management and support for the commercialization of a new high-efficiency solar cell. It is anticipated that we will provide high efficiency solar cells to Lockheed Martin upon completion of the research and development agreement. EMCORE's new facility in Albuquerque, New Mexico, will provide the support necessary to meet our obligations under this agreement.

     - EMCORE also signed a four-year purchase agreement with AMP Incorporated to provide high speed VCSELs, for use in transceivers for high speed networks that link computers. The contract requires AMP to purchase a minimum of 80% of their VCSEL needs from EMCORE. EMCORE's MODE facility in Albuquerque, New Mexico, will produce the devices under this contract.

     - In February 1998, EMCORE and Uniroyal Technology Corporation formed Uniroyal Optoelectronics, a joint venture to manufacture, sell and distribute HB LED wafers and package-ready devices. This joint venture commenced operations in July 1998. EMCORE has invested $5.5 million in Uniroyal Optoelectronics. Uniroyal Optoelectronics is hiring its own administrative and management personnel. The impact on EMCORE's operations will be limited to a few seconded employees who will continue to be managed by EMCORE personnel.

     - To expand its technology base into the data communications and telecommunications markets, on December 5, 1997, EMCORE acquired MODE in a stock transaction accounted for under the purchase method of accounting for a purchase price of $32.8 million. These operations are located in Albuquerque, New Mexico and currently employ approximately 40 people including sales, marketing, administrative and manufacturing personnel.

     Because we do not have a controlling economic and voting interest in the Uniroyal, Union Miniere, Optek and General Electric Lighting joint ventures, EMCORE will account for these joint ventures under the equity method of accounting and, as such, our share of profits and losses will be included below the operating income line in our statement of operations.


     EMCORE sells its products and has generated a significant portion of its sales to customers outside the United States. In fiscal 1996, 1997, 1998 and the first six months of fiscal 1999, international sales constituted 42.5%, 42.0%, 39.1% and 44.5%, respectively, of revenues. In fiscal 1998, the majority of EMCORE's international sales were made to customers in Asia, particularly in Japan. EMCORE's sales revenues from Europe have f luctuated because most of our sales of TurboDisc systems are to a limited number of customers, who do not purchase these systems regularly. EMCORE anticipates that international sales will continue to account for a significant portion of revenues. Historically, we have received all payments for products and services in U.S. dollars. We do not anticipate that Europe's Euro-currency conversion will have a material effect on our financial condition or results of operations.

     The information below summarizes EMCORE's export sales by geographic area. EMCORE's export sales to the Far East and Europe are as follows:

YEAR ENDED SEPTEMBER 30,                            ASIA         EUROPE        TOTAL
1996...........................................  $ 8,209,309   $3,588,066   $11,797,375
1997...........................................   14,583,981    5,478,186    20,062,167
1998...........................................   15,527,169    1,584,851    17,112,020
1999 (6 months)................................    7,967,184      145,919     8,113,103

     As of March 31, 1999, EMCORE had an order backlog of $38.3 million scheduled to be shipped through March 31, 2000. This represented an increase of 69% since September 30, 1998 which primarily relates to increased systems bookings in Asia and an initial order for solar cells from Loral, which is subject to product qualification. EMCORE includes in backlog only customer purchase orders that have been accepted by EMCORE and for which shipment dates have been assigned within the 12 months to follow and research contracts that are in process or awarded. Wafer and device agreements extending longer than one year in duration are included in backlog only for the ensuing 12 months. EMCORE receives partial advance payments or irrevocable letters of credit on most production system orders.

RESULTS OF OPERATIONS

     The following table sets forth the statement of operations data of EMCORE expressed as a percentage of total revenues for the fiscal years ended September 30, 1996, 1997 and 1998 and the six months ended March 31, 1998 and 1999.

                                      FISCAL YEARS ENDED              SIX MONTHS
                                         SEPTEMBER 30,              ENDED MARCH 31,
                                  ---------------------------     -------------------
                                  1996      1997      1998(*)     1998(*)      1999
Revenues........................  100.0%    100.0%     100.0%      100.0%      100.0%
Cost of sales...................   67.0      63.0       56.4        53.2        58.1
                                  -----     -----      -----      ------       -----
  Gross profit..................   33.0      37.0       43.6        46.8        41.9
Operating expenses:
  Selling, general and
     administrative.............   23.5      19.6       32.2        22.0        24.3
  Goodwill amortization.........                         8.3         5.5         8.4
  Research and development......
     Recurring..................   19.4      18.8       37.7        22.4        39.2
     One-time acquired
       in-process...............     --        --       44.6        74.6          --
                                  -----     -----      -----      ------       -----
Operating loss..................   (9.9)     (1.4)     (79.2)      (77.7)      (30.0)
Stated interest expense, net....    1.1       1.1        2.2         0.5         2.6
Imputed warrant interest
  expense, non-cash.............    0.4       8.4        1.4         0.7         2.4
Equity in net loss of associated
  companies.....................     --        --        0.4          --         6.4
                                  -----     -----      -----      ------       -----
Loss before income taxes and
  extraordinary item............  (11.4)    (10.9)     (83.2)      (78.9)      (41.4)
Provision for income taxes......     --       0.3         --         0.1          --
                                  -----     -----      -----      ------       -----
       Net loss before
          extraordinary item....  (11.4)    (11.2)     (83.2)      (79.0)      (41.4)
Extraordinary loss..............     --      (0.6)        --          --          --
                                  -----     -----      -----      ------       -----
       Net loss.................  (11.4)%   (11.8)%    (83.2)%     (79.0)%     (41.4)%
                                  =====     =====      =====      ======       =====

(*) as restated, see Note 20 to the financial statements.

COMPARISON OF SIX MONTHS ENDED MARCH 31, 1998 AND 1999

RESULTS OF OPERATIONS:


     Revenues. For both the six-month periods ended March 31, 1998 and 1999, revenues were $26.2 million. Revenues from systems-related sales and materials-related sales were $14.4 million and $11.7 million, respectively, for the six months ended March 31, 1998 and $20.6 million and $5.6 million, respectively, for the six months ended March 31, 1999. As a percentage of revenues, production systems and wafers and devices accounted for 55.2% and 44.8%, respectively, for the six months ended March 31, 1998 and 78.8% and 21.2%, respectively, for the six months ended March 31, 1999. EMCORE expects these percentages to approach 50% in each category as its new products such as solar cells, VCSELS and HBT's are introduced and production ramps. International sales accounted for 43.5% of revenues for the six months ended March 31, 1998 and 44.5% of revenues for the six months ended March 31, 1999.

     Cost Of Sales/Gross Profit. Cost of sales includes direct material and labor costs, allocated manufacturing and service overhead, and installation and warranty costs. EMCORE's gross profit decreased 10.4% from $12.3 million for the six months ended March 31, 1998, to $11.0 million for the six months ended March 31, 1999. The decrease was due principally to EMCORE's sale of three compound semiconductor production systems for approximately $5.3 million to a joint venture in which it has a 49% minority interest. EMCORE eliminated $1.2 million of gross profit on these sales, which deferred gross profit will be recognized ratably over the assigned life of the production systems purchased by the joint venture.


     Selling, General and Administrative. Selling, general and administrative expenses increased by 10.7% from $5.8 million for the six months ended March 31, 1998 to $6.4 million in the six months ended March 31, 1999. As a percentage of revenue, selling, general and administrative expenses increased from 22.0% for the six months ended March 31, 1998 to 24.3% for the six months ended March 31, 1999. A significant portion of the increase was due to increases in sales personnel headcount to support both domestic and foreign markets and general headcount additions to sustain internal administrative support.

     Goodwill Amortization. EMCORE recognized approximately $2.2 million of goodwill amortization for the six months ended March 31, 1999 in connection with the acquisition of MODE on December 5, 1997. As of March 31, 1999, EMCORE had approximately $7.3 million of goodwill remaining, which will be fully amortized by December 2000.

     Research and Development. Research and development expenses increased 74.8% from $5.9 million in the six months ended March 31, 1998 to $10.3 million in the six months ended March 31, 1999. As a percentage of revenue, recurring research and development expenses increased from 22.5% for the six months ended March 31, 1998 to 39.2% for the six months ended March 31, 1999. The increase was primarily attributable to EMCORE's acquisition of MODE, the startup of our new Albuquerque, New Mexico facility and increased staffing and equipment costs necessary to enhance current products and develop new product offerings. Products introduced or under development include HB LEDs, high efficiency solar cells, new generation TurboDisc production systems, VCSELs, RF materials and other optoelectronic devices. During the six months ended March 31, 1998, EMCORE recognized a $19.5 million one-time charge for acquired in-process research and development relating to the purchase of MODE. To maintain growth and to continue to pursue market leadership in materials science technology, EMCORE expects to continue to invest a significant amount of its resources in research and development.


     Operating Loss. EMCORE reported an operating loss of $7.9 million for the six months ended March 31, 1999, as compared to an operating loss of $20.3 million for the six months ended March 31, 1998. The change in operating loss was principally due to the $19.5 million one-time charge for acquired in-process research and development in 1998, offset by the elimination of $1.2 million of gross profit in 1999 on the three compound semiconductor production systems sold to a joint venture in which it has a 49% minority interest. In addition, EMCORE's 1999 operating loss was impacted by increased research and development spending, the loss generated from the operations of MODE and the startup expenses associated with the opening of EMCORE's new Albuquerque, New Mexico facility.

     Other Expense. During fiscal 1996, EMCORE issued detachable warrants along with subordinated notes to certain of its existing shareholders. EMCORE subsequently assigned a value to these detachable warrants issued using the Black-Scholes option pricing model. EMCORE recorded the subordinated notes at a carrying value that is subject to periodic accretions, using the interest method. In June 1998, EMCORE issued 284,684 warrants to its Chairman and its Chief Executive Officer for providing a guarantee in connection with an 18-month credit facility with First Union National Bank. EMCORE also assigned a value to these warrants using the Black-Scholes option pricing model. The consequent expense of these warrant accretion amounts is charged to "Imputed warrant interest, non-cash" and equals approximately $192,000 and $633,000 for the six months ended March 31, 1998 and March 31, 1999, respectively.

     For the six months ended, March 31, 1999, stated interest expense, net increased by $577,000 to $693,000 due to additional borrowing.

     Because EMCORE does not have a controlling economic and voting interest in the Uniroyal, Union Miniere, and General Electric Lighting joint ventures, EMCORE accounts for these joint ventures under the equity method of accounting. For the six months ended March 31, 1999, EMCORE incurred a net loss of $1.0 million related to the Uniroyal joint venture, a $497,000 net loss related to the GELCore joint venture and a $141,000 net loss related to the UMCore joint venture.

     Net Loss. For the six months period March 31, 1999, EMCORE reported net loss of $10.9 million, a decrease of 47.5% from a $20.7 million net loss for the six months ended March 31, 1998. The decrease in the year-to-date loss was attributable to the $19.5 million write-off of acquired in-process research and development in connection with the acquisition of MODE on December 5, 1997 offset in part by an increase in research and development expenses and the net loss from unconsolidated affiliates.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1998

     Revenues. EMCORE's revenues decreased 8.4% from $47.8 million for the fiscal year ended September 30, 1997 to $43.8 million for the fiscal year ended September 30, 1998. The revenue decrease represented a shift in product mix during the year. Equipment related revenues decreased approximately 22.3% while materials related revenues increased approximately 26.5%. The decrease in equipment revenues was primarily attributable to the financial issues in the Asian economies as well as a general slowdown in the semiconductor equipment market overall. While materials related revenues did experience a 26.5% increase, the General Motors three month strike adversely affected revenue, as shipments to General Motors were halted during the strike. Revenues relating to TurboDisc systems were $34.1 million for the fiscal year ended September 30, 1997 and $26.5 million for the fiscal year ended September 30, 1998. Revenues relating to wafers and devices were $13.7 million for the fiscal year ended September 30, 1997 and $17.3 million for the fiscal year ended September 30, 1998. As a percentage of revenues, TurboDisc systems accounted for 71.4% for the fiscal year ended September 30, 1997 and 60.5% for the fiscal year ended September 30, 1998. As a percentage of revenues, wafers and devices accounted for 28.6% for the fiscal year ended September 30, 1997 and 39.5% for the fiscal year ended September 30, 1998. International sales accounted for approximately 42.0% and 39.1% of revenues for the fiscal years ended September 30, 1997 and 1998, respectively.

     Cost Of Sales/Gross Profit. Cost of sales includes direct material and labor costs, allocated manufacturing and service overhead, and installation and warranty costs. Gross profit increased from 37.0% of revenue to 43.6% of revenue for the fiscal years ended September 30, 1997 and 1998, respectively. The gross profit percentage increase was attributable to a shift in product mix towards higher gross margin materials related revenues.

     Selling, General and Administrative. Selling, general and administrative expenses increased by 50.7% from $9.3 million for the year ended September 30, 1997, to $14.1 million for the year ended September 30, 1998. The increase was largely due to sales personnel headcount increases to support both domestic and foreign markets and general headcount additions to sustain the internal administrative support necessary for EMCORE's expanded product lines and new locations. During fiscal 1998, EMCORE wrote-off a $1.0 million receivable due from an Asian customer which was deemed to be uncollectible. As a percentage of revenue, selling, general and administrative expenses increased from 19.6% of revenue during fiscal 1997 to 32.2% of revenue for fiscal 1998.


     Goodwill Amortization. In connection with the purchase of MODE, EMCORE recorded goodwill of $13.2 million which is being amortized over 36 months. Goodwill amortization expense amounted to $3.6 million for the year ended September 30, 1998. Net goodwill at September 30, 1998 was $9.5 million.


     Research and Development. Recurring research and development expenses increased by 83.3% from $9.0 million for the year ended September 30, 1997, to $16.5 million for the year ended September 30, 1998. The increase was primarily attributable to EMCORE's acquisition of MODE and increased staffing and equipment costs necessary to enhance current products and develop new product offerings. Products introduced or under development include HB LEDs, high efficiency solar cells, new generation TurboDisc production systems, VCSELs and other optoelectronic devices. For the year ended September 30, 1998, EMCORE incurred $1.1 million of research and development costs associated with MODE's in-process (at the date of acquisition) research and development projects. As a percentage of revenue, research and development expenses increased from 18.8% of revenue during fiscal 1997 to 37.7% of revenue for fiscal 1998. To maintain growth and market leadership in epitaxial technology, EMCORE expects to continue to invest a significant amount of its resources in research and development.

     In connection with the MODE acquisition, EMCORE incurred a one-time charge for the write-off of acquired in-process research and development amounting to $19.5 million.

     The acquisition of MODE, a development stage company, constituted a significant and strategic investment for EMCORE. The principal investment consideration was to acquire and gain access to MODE's micro-optical technology, which was under development at the time. EMCORE plans to use MODE's micro-optical laser technology in new products for data communications and telecommunications applications. As of the date of acquisition, MODE was engaged in the following six significant VCSEL research and development projects:

         - Gigalase -- a high speed (modulation), near-infrared single optical laser component for serial selica fiber optic applications.

         - Visilase -- a visible, red light, single optical laser component to be used for fiber optic links and optical storage and identification.

         - Gigarray -- an array of optical lasers to be used in transmission in parallel optical interconnects.

         - Microscan -- an integrated near-infrared optical laser, visible laser and focusing element.

         - Optical Laser Source Module (OLSM) -- incorporates optical lasers and fast detector specialized circuitry and electronics.

         - Optical Laser Array Source Module (OLASM) -- incorporates optical lasers, array detection and specialized circuitry and electronics.

     The value assigned to each project and the estimated time and cost to reach technological feasibility was as follows (in $000's):


                         GIGALASE     VISILASE     GIGARRAY    MICROSCAN    OLSM    OLASM
Value Assigned            $6,509       $2,004       $7,214      $2,691      $934     $639
Original estimated      1.5 man*       3 man        1 man      3.5 man     8 man    4 man
  time to                 years        years         year       years      years    years
  complete
Original estimated         $124         $249         $83         $290       $663     $332
  cost to complete
Revised estimated       Completed    Completed    Completed    3.5 man     8 man    4 man
  time to                  2/98         5/98        12/98       years      years    years
  complete practical       (in        (not in        (in
  application of        production)  production)  production)
  research
Revised cost to         Completed    Completed    Completed      $314       $717     $358
  complete
Estimated time          Completed    Completed    Completed     Began      10/99    11/99
  development efforts                                            02/99
  will begin
Reason for                  --          ***           --          **         **       **
  development/
  commercialization/
  production efforts
  delay



  * one "man year" is defined as approximately 2,000 hours of effort (including training, holiday, etc.) by one individual, which is an approximation of a year of effort.


 ** development efforts curtailed as a result of EMCORE's redirection of its resources.


*** commercialization and production efforts curtailed as a result of EMCORE's redirection of its resources to other products due to market demand forces.


     The fair value assumptions relating to pricing, product margins and expense levels were based upon management's experience with its own operations and the compound semiconductor industry as a whole. In developing EMCORE's future estimated revenues and costs, new product introductions were expected to commence in calendar 1998 and net cash flows were expected to commence in calendar 1999 and 2000. In determining fair value of the acquired projects, a risk-adjusted discount rate of 20% was utilized. EMCORE has capitalized approximately $0.5 million for MODE's workforce, which is included in goodwill and is offset against the values assigned in the table above.


     If all of MODE's in-process projects are not successfully completed and if management's estimated product pricing and growth rates are not achieved, EMCORE may not realize the product, market and financial benefits expected from the MODE acquisition.

     Operating Loss. During fiscal 1998, operating loss increased from a loss of $0.7 million for the fiscal year ended September 30, 1997 to a loss of $34.6 million for the year ended September 30, 1998. The change in operating loss was primarily due to the $19.5 million one-time charge for in-process research and development written off in connection with the purchase of MODE. Additionally, recurring research and development expense increased by $7.5 million from the prior year, as a result of increased research and development activities at MODE and in our core business. In addition, the General Motors three month strike adversely affected operating performance as shipments to General Motors were halted during the strike. General Motors is among EMCORE's largest customers. EMCORE was unable to furlough or reduce their workforce during the strike and thereby incurred charges without the benefit of related revenues.

     Other Expense. Other expenses decreased, particularly due to the reduced imputed warrant interest expense associated with EMCORE's subordinated debt and debt issuance guarantee cost. During fiscal 1996, EMCORE issued detachable warrants along with subordinated notes to certain of its existing shareholders. In fiscal year 1997, EMCORE also issued detachable warrants in return for a $10.0 million demand note facility guarantee by the Chairman of the Board of EMCORE, who provided collateral for the facility. EMCORE subsequently assigned a value to these detachable warrants issued using the Black-Scholes option pricing model. EMCORE recorded the subordinated notes at a carrying value that is subject to periodic accretions, using the interest method, and reflected the facility's detachable warrant value as debt issuance cost which was written off in its entirety in fiscal 1997. The consequent expense of these subordinated note accretion amounts and the now terminated facility's debt issuance cost is charged to "imputed warrant interest, non-cash," and amounted to approximately $4.0 million and $370,000 for the fiscal years ended September 30, 1997 and 1998, respectively. In June 1998, EMCORE issued 284,684 warrants to its Chairman and its Chief Executive Officer for providing a guarantee in connection with the 1998 Agreement, an $8.0 million 18 month credit facility with First Union National Bank. EMCORE assigned a value to these warrants using the Black-Scholes option pricing model. As a result, EMCORE will record imputed warrant interest, non-cash of approximately $1.3 million over the life of the credit facility.

     Income Taxes. EMCORE's effective income tax rate was 0.0% in fiscal 1998, 2.6% in fiscal 1997 and 0.0% in fiscal 1996. The lower effective rate in fiscal 1998 and 1996, relative to fiscal 1997, was attributable to a federal income tax benefit offset by net operating loss and expenses not utilized or deductible for tax purposes.

     As of September 30, 1998, EMCORE has net operating loss carryforwards for regular tax purposes of approximately $22.0 million which expire in the years 2003 through 2013. EMCORE believes that the consummation of certain equity transactions and a significant change in the ownership during fiscal year 1995 has constituted a change in control under Section 382 of the Internal Revenue Code. Due to the change in control, EMCORE's ability to use its federal net operating loss carryovers and federal research credit carryovers to offset future income and income taxes, respectively, are subject to annual limitations under Internal Revenue Code Section 382 and 383.

     EMCORE believes that the acquisition of MODE and the consummation of certain other equity transactions has constituted a change in control in fiscal 1998 under Section 382 of the Internal Revenue Code. As such, federal net operating loss carryovers and research credit carryovers incurred subsequent to EMCORE's fiscal 1995 change in control (as described above) will also be subject to annual limitations under Internal Revenue Code Sections 382 and 383.

     Extraordinary Item. In the fiscal year ended September 30, 1997, EMCORE repaid $2.0 million of its outstanding subordinated notes due May 1, 2001. In connection with this discharge of EMCORE's subordinated notes, an extraordinary loss of $286,000 was recognized in fiscal 1997 relating to such early extinguishment of debt.

     Net Loss. Net loss increased from $5.6 million for the fiscal year ended September 30, 1997 to $36.4 million for the fiscal year ended September 30, 1998. This increase was primarily attributable to the acquisition of MODE and subsequent write-off of in-process research and development of $19.5 million as well as an increase in recurring research and development expenses of $7.5 million. In addition, the General Motors three month prolonged strike adversely affected operating performance.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1996 AND 1997


     Revenues. EMCORE's revenues for fiscal 1997 increased 71.9% from $27.8 million for the fiscal year ended September 30, 1996 to $47.8 million. The revenue increase was primarily attributable to increased demand for compound semiconductor production systems and package-ready devices, as well as the introduction of compound semiconductor wafer products. Revenues relating to TurboDisc systems were $23.8 million for the fiscal year ended September 30, 1996 and $34.1 million for the fiscal year ended September 30, 1997. Revenues relating to wafers and devices were $4.0 million for the fiscal year ended September 30, 1996 and $13.7 million for the fiscal year ended September 30, 1997. As a percentage of revenues, TurboDisc systems accounted for 85.6% for the fiscal year ended September 30, 1996 and 71.4% for the fiscal year ended September 30, 1997. As a percentage of revenues, wafers and devices accounted for 14.4% for the fiscal year ended September 30, 1996 and 28.6% for the fiscal year ended September 30, 1997. International sales accounted for approximately 42.5% and 42.0% of revenues for the fiscal years ended September 30, 1996 and 1997, respectively.


     Cost Of Sales/Gross Profit. Cost of sales includes direct material and labor costs, allocated manufacturing and service overhead, and installation and warranty costs. Gross profit increased from 33.0% of revenue to 37.0% of revenue for the fiscal years ended September 30, 1996 and 1997, respectively. The gross profit percentage increase was attributable to higher margins on wafer, device and licensing revenues.

     Selling, General And Administrative. Selling, general and administrative expenses increased by 43.3% from $6.5 million for the year ended September 30, 1996, to $9.3 million for the year ended September 30, 1997. The increase was largely due to increases in sales personnel headcount to support both domestic and foreign markets and general headcount additions to sustain the internal administrative support necessary for EMCORE's increased business as well as higher expenses attributable to increased revenues. As a percentage of revenue, selling, general and administrative expenses decreased from 23.5% of revenue during fiscal 1996 to 19.6% of revenue for fiscal 1997.

     Research And Development. Research and development expenses increased by 66.6% from $5.4 million for the year ended September 30, 1996, to $9.0 million for the year ended September 30, 1997. The increase was primarily attributable to increased staffing and equipment costs necessary to enhance current products and research and development activities related to wafers and package-ready devices. As a percentage of revenue, research and development expenses decreased from 19.4% of revenue during fiscal 1996 to 18.8% of revenue for fiscal 1997. To maintain growth and market leadership in epitaxial technology, EMCORE expects to continue to invest a significant amount of its resources in research and development.

     Operating Loss. Operating loss decreased $2.1 million from a loss of $2.8 million for the fiscal year ended September 30, 1996, to a loss of $0.7 million for the year ended September 30, 1997. The change in operating loss was primarily due to higher revenues generating greater overall gross profit.

     Other Expense. During fiscal 1996, EMCORE issued detachable warrants along with subordinated notes to certain of its existing shareholders. In the first quarter of fiscal year 1997, EMCORE also issued detachable warrants in return for the $10.0 million facility guarantee by the Chairman of the Board of EMCORE, who provided collateral for the Facility. EMCORE subsequently assigned a value to these detachable warrants issued using the Black-Scholes option pricing model. EMCORE recorded the subordinated notes at a carrying value that is subject to periodic accretions, using the interest method, and reflected the facility's detachable warrant value as debt issuance cost. The consequent expense of these subordinated note accretion amounts and the now terminated facility's debt issuance cost is charged to "Imputed warrant interest, non-cash," related to the warrant issuances in connection with the $10.0 million facility, and amounted to approximately $126,000 and $4.0 million for the fiscal years ended September 30, 1996 and 1997.

     Borrowings totaling $8.0 million under the facility were utilized to fund capital expenditures in connection with the build-out of EMCORE's manufacturing facility during the six months ended March 31, 1997. The resultant interest expense was the primary reason for the increase in "Stated interest expense" for the year ended September 30, 1997. The outstanding $8.0 million under this demand note facility was repaid in March 1997.

     Extraordinary Item. EMCORE repaid $10.0 million of its outstanding debt with proceeds from its initial public offering. The entire $8.0 million outstanding of its credit facility was repaid and $2.0 million was used to repay a portion of EMCORE's outstanding subordinated notes due May l, 2001. In connection with this discharge of EMCORE's subordinated notes, an extraordinary loss of $286,000 was recognized in fiscal 1997 relating to such early extinguishment of debt.

     Net Loss. Net loss increased $2.4 million from $3.2 million for the fiscal year ended September 30, 1996 to $5.6 million for the fiscal year ended September 30, 1997. This increase was primarily attributable to the $4.0 million of non-cash imputed warrant interest associated with certain financing transactions.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present EMCORE's unaudited results of operations expressed in dollars and as a percentage of revenues for the ten most recently ended fiscal quarters. EMCORE believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. EMCORE's results from operations may vary substantially from quarter to quarter. Accordingly, the operating results for a quarter are not necessarily indicative of results for any subsequent quarter or for the full year.

                                                     THREE MONTHS ENDED
                       ------------------------------------------------------------------------------
                       DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,*   MAR. 31,*   JUNE 30,*
                         1996       1997       1997       1997        1997        1998        1998
                                                       (IN THOUSANDS)
Revenues.............  $ 8,591    $12,929    $14,106     $12,127     $12,357     $13,808     $ 9,074
Cost of sales........    6,724      8,855      8,208       6,307       6,376       7,534       5,448
                       -------    -------    -------     -------     -------     -------     -------
Gross profit.........    1,867      4,074      5,898       5,820       5,981       6,274       3,626
Operating expenses:
 Selling, general and
   administrative....    2,202      1,940      2,573       2,632       3,003       2,901       4,596
 Goodwill
   amortization......       --         --         --          --         343       1,099       1,098
 Research and
   development:
   Recurring.........    2,250      1,987      2,418       2,346       2,836       2,889       5,887
   One-time acquired
     in process......       --         --         --          --      19,516          --          --
                       -------    -------    -------     -------     -------     -------     -------
Total operating
 expenses............    4,452      3,927      4,991       4,978      25,698       6,889      11,581
                       -------    -------    -------     -------     -------     -------     -------
Operating (loss)
 income..............   (2,585)       147        907         842     (19,717)       (615)     (7,955)
Stated interest
 expense, net........      197        249         (8)         82          70          47         211
Imputed warrant
 interest,
 non-cash............    1,016      2,792         85          94          96          96          94
Equity in net loss of
 unconsolidated
 affiliate...........       --         --         --          --          --          --          --
                       -------    -------    -------     -------     -------     -------     -------
Total other
 expense.............    1,213      3,041         77         176         166         143         305
(Loss) income before
 income taxes........   (3,798)    (2,894)       830         666     (19,883)       (758)     (8,260)
Provision for income
 taxes...............       --         --         --         137          --          20          --
                       -------    -------    -------     -------     -------     -------     -------
(Loss) income before
 extraordinary
 item................   (3,798)    (2,894)       830         529     (19,883)       (778)     (8,260)
Extraordinary loss...       --        256         --          30          --          --          --
Net (loss) income....  $(3,798)   $(3,150)   $   830     $   499     (19,883)    $  (778)    $(8,260)
                       =======    =======    =======     =======     =======     =======     =======

                              THREE MONTHS ENDED
                       ---------------------------------
                       SEPT. 30,*   DEC. 31,*   MAR. 31,
                          1998        1998        1999
                           (IN THOUSANDS)
Revenues.............   $ 8,521      $10,125    $16,072
Cost of sales........     5,317        6,016      9,203
                        -------      -------    -------
Gross profit.........     3,204        4,109      6,869
Operating expenses:
 Selling, general and
   administrative....     3,582        3,143      3,225
 Goodwill
   amortization......     1,098        1,099      1,098
 Research and
   development:
   Recurring.........     4,883        5,924      4,348
   One-time acquired
     in process......        --           --         --
                        -------      -------    -------
Total operating
 expenses............     9,563       10,166      8,671
                        -------      -------    -------
Operating (loss)
 income..............    (6,359)      (6,057)    (1,802)
Stated interest
 expense, net........       626          230        463
Imputed warrant
 interest,
 non-cash............       315          316        317
Equity in net loss of
 unconsolidated
 affiliate...........       198          276      1,395
                        -------      -------    -------
Total other
 expense.............     1,139          822      2,175
(Loss) income before
 income taxes........    (7,498)      (6,879)    (3,977)
Provision for income
 taxes...............        --           --         --
                        -------      -------    -------
(Loss) income before
 extraordinary
 item................    (7,498)      (6,879)    (3,977)
Extraordinary loss...        --           --         --
Net (loss) income....   $(7,498)     $(6,879)   $(3,977)
                        =======      =======    =======

                                                THREE MONTHS ENDED
                        ------------------------------------------------------------------
                        DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,*   MAR. 31,*
                          1996       1997       1997       1997        1997        1998
                                          (AS A PERCENTAGE OF REVENUES)
Revenues..............    100.0%     100.0%     100.0%      100.0%      100.0%      100.0%
Cost of sales.........     78.3       68.5       58.2        52.0        51.6        54.6
                        -------    -------    -------     -------     -------     -------
Gross profit..........     21.7       31.5       41.8        48.0        48.4        45.4
Operating expenses:
 Selling, general and
   administrative.....     25.6       15.0       18.2        21.7        24.3        21.0
 Goodwill
   amortization.......       --         --         --          --         2.8         7.9
 Research and
   development:
   Recurring..........     26.2       15.4       17.1        19.3        23.0        20.9
   One-time acquired
     in process.......       --         --         --          --       157.9          --
                        -------    -------    -------     -------     -------     -------
Total operating
 expenses.............     51.8       30.4       35.3        41.0       208.0        49.8
                        -------    -------    -------     -------     -------     -------
Operating (loss)
 income...............    (30.1)       1.1        6.5         7.0      (159.6)       (4.4)
Stated interest
 expense, net.........      2.3        1.9       (0.1)        0.7         0.6         0.3
Imputed warrant
 interest, non-cash...     11.8       21.6        0.6         0.8         0.8         0.7
Equity net loss of
 unconsolidated
 affiliate............       --         --         --          --          --          --
                        -------    -------    -------     -------     -------     -------
Other expense.........     14.1       23.5        0.5         1.5         1.4         1.0
                        -------    -------    -------     -------     -------     -------
(Loss) income before
 income taxes.........    (44.2)     (22.4)       6.0         5.5      (161.0)       (5.4)
Provision for income
 taxes................       --         --         --         1.1          --         0.2
                        -------    -------    -------     -------     -------     -------
(Loss) income before
 extraordinary item...    (44.2)     (22.4)       6.0         4.4      (161.0)       (5.6)
                        -------    -------    -------     -------     -------     -------
Extraordinary loss....       --        2.0         --         0.2          --          --
Net (loss) income.....    (44.2)%    (24.4)%      6.0%        4.2%     (161.0)%      (5.6)%
                        =======    =======    =======     =======     =======     =======

                                     THREE MONTHS ENDED
                        ---------------------------------------------
                        JUNE 30,*   SEPT. 30,*   DEC. 31,*   MAR. 31,
                          1998         1998        1998        1999
                          (AS A PERCENTAGE OF REVENUES)
Revenues..............     100.0%      100.0%       100.0%     100.0%
Cost of sales.........      60.0        62.4         59.4       57.3
                         -------     -------      -------    -------
Gross profit..........      40.0        37.6         40.6       42.7
Operating expenses:
 Selling, general and
   administrative.....      50.7        42.0         31.0       20.1
 Goodwill
   amortization.......      12.1        12.9         10.9        6.8
 Research and
   development:
   Recurring..........      64.9        57.3         58.5       27.0
   One-time acquired
     in process.......        --          --           --         --
                         -------     -------      -------    -------
Total operating
 expenses.............     127.7       112.2        100.4       53.9
                         -------     -------      -------    -------
Operating (loss)
 income...............     (87.7)      (74.6)       (59.8)     (11.2)
Stated interest
 expense, net.........       2.3         7.3          2.3        2.9
Imputed warrant
 interest, non-cash...       1.0         3.7          3.1        2.0
Equity net loss of
 unconsolidated
 affiliate............        --         2.3          2.7        8.6
                         -------     -------      -------    -------
Other expense.........       3.3        13.3          8.1       13.5
                         -------     -------      -------    -------
(Loss) income before
 income taxes.........     (91.0)      (87.9)       (67.9)     (24.7)
Provision for income
 taxes................        --          --           --         --
                         -------     -------      -------    -------
(Loss) income before
 extraordinary item...     (91.0)      (87.9)       (67.9)     (24.7)
                         -------     -------      -------    -------
Extraordinary loss....        --          --           --         --
Net (loss) income.....     (91.0)%     (87.9)%      (67.9)%    (24.7)%
                         =======     =======      =======    =======


 *  As restated -- see Notes 15 and 20 to consolidated financial statements.

     From inception through December 31, 1996, EMCORE derived the majority of its revenues from the sale of TurboDisc production systems. Beginning in January 1997, EMCORE expanded its product line to offer wafers and devices. Throughout fiscal 1997 and the first half of fiscal 1998, EMCORE benefited from the expanded product offerings. Early in fiscal 1998, the capital equipment market experienced a downturn and bookings of TurboDisc systems decreased substantially. The result was lower revenues for the last two quarters of fiscal 1998 and the first quarter of fiscal 1999.

     Cost of sales was also affected by revenue shifts. Gross profit improved consistently from the introduction of the new product lines through the second quarter of fiscal 1998. Thereafter, gross profit was affected primarily by reduced revenues and the resulting under-absorbed overhead.

     Operating expenses have generally increased both in absolute dollars and as a percentage of revenues, due to increased staffing in research and development, sales and marketing, and general and administrative functions. The increase in research expenditures was related to the development of systems for the processing of gallium nitride materials used in the production of blue HB LEDs, enhancement of production systems, and the introduction of wafers and devices, in particular, MR sensors,

VCSELs and solar cells. Selling, general and administrative expenses increased as a result of increased marketing and sales related activities, including the hiring of additional personnel, commissions, customer samples, expansion of facilities, and the opening of field offices in Taiwan and California.

     EMCORE has experienced and expects to continue to experience significant fluctuations in quarterly results. Factors which have had an influence on and may continue to influence EMCORE's operating results in a particular quarter include, but are not limited to the timing of receipt of orders, cancellation, rescheduling or delay in product shipment or supply deliveries, product mix, competitive pricing pressures, EMCORE's ability to design, manufacture and ship products on a cost effective and timely basis, including the ability of EMCORE to achieve and maintain acceptable production yields for wafers and devices, regional economic conditions and the announcement and introduction of new products by EMCORE and by its competitors. The timing of sales of EMCORE's TurboDisc production systems may cause substantial fluctuations in quarterly operating results due to the substantially higher per unit price of these products relative to EMCORE's other products. If the compound semiconductor industry experiences downturns or slowdowns, EMCORE's business, financial condition and results of operations may be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents decreased by $2.8 million from $4.5 million at September 30, 1998 to $1.6 million at March 31, 1999. For the six months ended March 31, 1999, net cash used for operations amounted to $5.9 million, primarily due to EMCORE's net losses and an increase in accounts receivable which was partially offset by EMCORE's non-cash depreciation and amortization charges and an increase in advance billings.

     For the six months ended March 31, 1999, net cash used for investment activities amounted to $16.2 million, primarily due to the purchase and manufacture of new equipment for the facilitation of EMCORE's wafer and device product lines, and clean room modifications and enhancements of approximately $10.4 million, as well as investments in unconsolidated affiliates of approximately $5.8 million.

     Net cash provided by financing activities for the six months ended March 31, 1999 amounted to approximately $19.2 million, primarily due to the $21.2 million of net proceeds from the private placement of preferred stock in November 1998 and short-term related party borrowings of $5.1 million. This was offset by debt repayments of $7.0 million on short-term related party debt.

     EMCORE's Chairman has committed to provide up to $30.0 million of long-term financing to EMCORE through July 1, 2000. This commitment terminates upon completion of any public offering of EMCORE's common stock, subject to a minimum offering size requirement of $40.0 million.

     On January 27, 1999 EMCORE borrowed $3.0 million from its Chairman, Thomas
J. Russell. This loan bears interest at 8% per annum. On February 1, 1999, EMCORE repaid this loan from borrowings under a new loan from First Union National Bank. On February 1, 1999, EMCORE entered into a $5.0 million short-term note with First Union that matures in May 1999. This note bears interest at a rate equal to one-month LIBOR plus three quarters of one percent per annum.

     On April 29, 1999, EMCORE borrowed $2.5 million from its Chairman. The loan bears interest at prime rate plus 2% per annum. On May 7, 1999, the loan was repaid from borrowings under EMCORE's $19.0 million short-term note, as discussed below.

     On April 29, 1999, EMCORE entered into a $19.0 million short-term loan agreement with First Union. This loan agreement represented a consolidation of the $8.0 million loan agreement dated June 22, 1998 and $5.0 million short-term loan agreements dated February 1, 1999, and an additional note of $6.0 million. This new loan agreement is due and payable on October 1, 1999 and bears interest at a rate equal to one-month LIBOR plus three-quarters of one percent per annum (5.75% at May 14, 1999). On May 7, 1999, EMCORE used borrowings under this new loan agreement to repay the $2.5 million short-term note from EMCORE's Chairman. As of May 14, 1999, EMCORE had borrowed approximately $17.5 million under this new loan agreement. This new loan agreement is guaranteed by EMCORE's Chairman and Chief Executive Officer.

     EMCORE's planned capital expenditures are expected to total approximately $26 million during fiscal 1999, including approximately $13.4 million in expenditures related to investments in our joint ventures. Capital spending in 1999 also is expected to include upgrading manufacturing facilities, continued investment in analytical and diagnostic research and development equipment, upgrading and purchasing computer equipment, and the manufacture of TurboDisc systems for in-house use.

     EMCORE believes that its current liquidity, together with available credit, should be sufficient to meet its cash needs for working capital through July 2000. However, if the available credit facilities, cash generated from operations and cash on hand are not sufficient to satisfy EMCORE's liquidity requirements, EMCORE will seek to obtain additional equity or debt financing. Additional funding may not be available when needed or on terms acceptable to EMCORE. If EMCORE is required to raise additional financing and if adequate funds are not available or not available on acceptable terms, the ability to continue to fund expansion, develop and enhance products and services, or otherwise respond to competitive pressures will be severely limited. Such a limitation could have a material adverse effect on EMCORE's business, financial condition or operations.


     In connection with the GELcore joint venture, EMCORE issued to General Electric common stock purchase warrants to purchase 282,010 shares of EMCORE's common stock at an exercise price of $22.875, which will expire in 2006. The number of common stock purchase warrants was determined based on the market price of EMCORE's common stock on March 31, 1999. General Electric purchased a $7.8 million subordinated convertible debenture bearing interest at 4.75% per annum and maturing in 2006. The debenture's interest rate is subject to adjustment in the event EMCORE does not complete a public offering by June 30, 1999. The debenture is convertible into 340,984 shares of common stock at a conversion price equal to $22.875. Proceeds from the debenture were used to fund EMCORE's investment in GELcore.


     In January 1999, Rockwell settled litigation which challenged the validity of certain patents which EMCORE licensed from Rockwell prior to the commencement of the litigation. As a result of this settlement, EMCORE will be required to pay Rockwell a royalty including interest under our license agreement relating to

TurboDisc tools. EMCORE believes it has adequately accrued for these royalties. In addition, prior to the commencement of the litigation, EMCORE had initiated discussions with Rockwell to receive additional licenses to permit EMCORE to use the technology to manufacture and sell wafers and devices. EMCORE may be required to pay royalties to Rockwell for certain past sales of wafers and devices to customers who do not hold licenses directly from Rockwell. Management has reviewed and reassessed the royalty agreements and concluded that it has the appropriate amounts reserved for at both September 30, 1998 and March 31, 1999. The Rockwell patent expires in January 2000 and we may require additional licenses from Rockwell in order to continue to manufacture and sell wafers and devices. The failure to obtain licenses to manufacture these wafers and devices on commercially reasonable terms may materially and adversely affect our business, financial condition and results of operations through January 2000.


YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State Of Readiness. EMCORE has made a preliminary assessment of the Year 2000 readiness of its operating financial and administrative systems, including the hardware and software that support such systems. EMCORE's assessment plan consists of

          (1) quality assurance testing of its internally developed proprietary software;

          (2) contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to EMCORE's business;

          (3) contacting vendors of third-party systems;

          (4) assessing repair or replacement requirements;

          (5) implementing repair or replacement; and

          (6) creating contingency plans in the event of Year 2000 failures.

     Our compound semiconductor wafers and devices are date insensitive and, therefore, do not have any Year 2000 issues associated with them. Our TurboDisc production systems have several components that could give rise to Year 2000 compliance concerns. We have preliminarily assessed the Year 2000 issues associated with these components and have found that they have either been certified by the vendor to be compliant or are date insensitive.

     Our principal concern has been the status of our operating, financial and administrative systems. These systems include accounting and production control software at our New Jersey, MODE and EmcoreWest facilities. All software has been certified as Year 2000 compliant by the vendors, except our New Jersey office's accounting software. However, the software's manufacturer has a new version of the software that is Year 2000 compliant. We are planning this upgrade. The upgrade will be installed and tested by June 1999.

     There are other information technology systems and non-information technology systems that could give rise to Year 2000 concerns. These include scientific and engineering applications, desktop applications (such as Microsoft Word and Excel) and facilities controls such as HVAC and security. A review of these systems leads us to believe that the systems are Year 2000 compliant, are not critical to business operations, are used on a limited basis or are date insensitive.

     We are continuing the evaluation of the Year 2000 compliance of all our systems and have developed an enterprise-wide database that we will use to document these Year 2000 issues. EMCORE plans to complete its evaluation by September 30, 1999 including Year 2000 simulation on its systems during the second and third quarter of calendar 1999 to test systems readiness.

     Costs. To date, EMCORE has not incurred any material expenditures in connection with identifying, evaluating or addressing Year 2000 compliance issues. Most of EMCORE expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally.

     The exact costs related to Year 2000 compliance are difficult to determine. Several known costs relating to our information technology systems are:

     - Updating New Jersey's accounting system, 2 man-weeks or $4,000, and

     - Reviewing software and completing Year 2000 database, 1 man-month or $8,000.

     We will be able to make a reasonable determination of the remediation costs for Year 2000 compliance after we have completed our Year 2000 evaluation. At present EMCORE believes that the costs for bringing our in-house information technology systems into compliance should not exceed $200,000.

     EMCORE does not anticipate that remediation expenses will be material. If the remediation expenses are higher than anticipated EMCORE's business, financial condition and results of operations could be materially and adversely affected.

     Risks. EMCORE is not currently aware of any Year 2000 compliance problems relating to its systems that would have a material adverse effect on EMCORE's business, results of operations and financial condition. There can be no assurance that, upon completion of its evaluation, EMCORE will not discover Year 2000 compliance problems in its systems that will require substantial revision. In addition, there can be no assurance that third-party software, hardware or services incorporated into EMCORE's material systems will not need to be revised or replaced, all of which could be time-consuming and expensive. The failure of EMCORE to fix or replace its internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on EMCORE's business, result of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in its internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, the failure of governmental agencies, utility companies, third-party service providers and others outside of EMCORE's control to be Year 2000 compliant could result in systemic failure beyond EMCORE's control such as a telecommunications or electrical failure, which could have a material adverse effect on EMCORE's business, results of operations and financial condition.

     Contingency Plan. As discussed above, EMCORE is engaged in an ongoing Year 2000 assessment and has not yet developed any contingency plans. The results of EMCORE's Year 2000 simulation testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. EMCORE will be required to adopt this standard in its fiscal year ending September 30, 1999. The adoption of SFAS No. 131 is not expected to have an impact on EMCORE's results of operations, financial position or cash flows.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-l, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 14, 1998. SOP 98-l provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. EMCORE does not expect the adoption of this standard to have a material effect on results of operations, financial position or cash flows.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As EMCORE has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on EMCORE's results of operations, financial position or cash flows.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of these instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. Management believes that adopting this statement will not have a material impact on the financial position, results of operations, or cash flows of EMCORE.

                                    BUSINESS

EMCORE CORPORATION

     EMCORE designs, develops, and manufactures compound semiconductor materials and is a leading developer and manufacturer of the tools and manufacturing processes used to fabricate compound semiconductor wafers and devices. EMCORE's products and technology enable its customers, both in the United States and internationally, to manufacture commercial volumes of high-performance electronic devices using compound semiconductors. EMCORE has recently established a number of strategic relationships through joint ventures, long-term supply agreements and an acquisition in order to facilitate the development and manufacture of new products in targeted growth markets. EMCORE's products are used for a wide variety of applications in the communications (satellite, data, telecommunications and wireless), consumer and automotive electronics, computers and peripherals, and lighting markets. EMCORE's customers include AMP Incorporated, Hewlett Packard, General Motors, Hughes-Spectrolab, Lucent Technologies, Inc., Siemens AG and 12 of the largest electronics manufacturers in Japan.

INDUSTRY OVERVIEW

     Recent advances in information technologies have created a growing need for efficient, high-performance electronic systems that operate at very high frequencies, have increased storage capacity and computational and display capabilities, and can be produced cost-effectively in commercial volumes. In the past, electronic systems manufacturers have relied on advances in silicon semiconductor technology to meet many of these demands. However, the newest generation of high-performance electronic and optoelectronic applications require certain functions that are generally not achievable using silicon-based components.

     Compound semiconductors have emerged as an enabling technology to meet the complex requirements of today's advanced information systems. Many compound semiconductor materials have unique physical properties that allow electrons to move at least four times faster than through silicon-based devices. Advantages of compound semiconductor devices over silicon devices include:

     - operation at higher speeds;

     - lower power consumption;

     - less noise and distortion; and

     - optoelectronic properties that enable these devices to emit and detect light.

     Compound semiconductor devices can be used to perform individual functions as discrete devices, such as solar cells, HB LEDs, VCSELs, MR sensors and RF materials. Compound semiconductor devices can also be combined into integrated circuits, such as transmitters, receivers and alpha-numeric displays. Although compound semiconductors are more expensive to manufacture than silicon-based devices, electronics manufacturers are increasingly integrating compound semiconductor devices into their products in order to achieve higher performance in applications targeted for a wide variety of markets. These include satellite communica-tions, data communications, telecommunications, wireless communications, consumer and automotive electronics, computers and peripherals, and lighting.

     The following factors have resulted in an increased demand for compound semiconductor products and systems that enable electronic systems manufacturers to reach the market faster with large volumes of high-performance products and applications:

     - rapid build-out of satellite communications systems;

     - widespread deployment of fiber optic networks and the increasing use of optical systems within these networks;

     - launch of new wireless services and wireless high speed data systems;

     - increasing use of infrared emitters and optical detectors in computer systems;

     - emergence of advanced consumer electronics applications, such as DVDs and flat panel displays;

     - increasing use of high-performance electronic devices in automobiles; and

     - the anticipated conversion to HB LEDs from incandescent, halogen and compact fluorescent lighting.

     The following chart summarizes the principal markets, examples of applications for compound semiconductor devices, products incorporating these devices and certain benefits and characteristics of these devices.

                            REPRESENTATIVE
 MARKET                      APPLICATIONS                 PRODUCTS            BENEFITS/CHARACTERISTICS
 Satellite              Power modules for          Solar cells                Radiation tolerance
 communications           satellites               RF materials               Conversion of more light
                        Satellite to ground                                   to
                          communication                                         power than silicon
                                                                              Reduced launch costs
                                                                              Increased bandwidth
--------------------------------------------------------------------------------------------------------
 Data communications    High-speed fiber optic     VCSEL components           Increased network capacity
                         networks and               and arrays                Increased data
                         optical links             HB LEDs                    transmission
                        (including                 Lasers                      speeds
                         Gigabit Ethernet,         RF materials               Increased bandwidth
                         asynchronous
                         transfer mode,
                         or ATM, and
                         FibreChannel networks)
--------------------------------------------------------------------------------------------------------
 Telecommunications     High capacity fiber        VCSEL components           Increased data
                         optic trunk lines          and arrays                transmission
                                                   Lasers                      speeds
                                                   RF materials               Increased bandwidth
--------------------------------------------------------------------------------------------------------
 Wireless               Cellular telephones        HB LEDs                    Improved display
 communications         Pagers                     RF materials               visibility
                        PCS handsets                                          Improved signal to noise
                        Direct broadcast systems                                performance
                                                                              Lower power consumption
                                                                              Increased network capacity
                                                                              Reduced network congestion
                                                                              Extended battery life
--------------------------------------------------------------------------------------------------------
 Consumer electronics   DVDs                       HB LEDs                    Improved display
                        Radios                     VCSEL components           visibility
                        Telephones                  and arrays                High-speed data
                        Calculators                Integrated circuits         transmission
                        CD-Roms                    Lasers                     Low power
                                                                               requirements
--------------------------------------------------------------------------------------------------------
 Automotive             Engine sensors             MR sensors                 Reduced weight
 electronics            Dashboard displays         HB LEDs                    Lower power consumption
                        Indicator lights                                      Lower emissions
                        Antilock brake systems
--------------------------------------------------------------------------------------------------------
 Computers and          Local area networks        VCSEL components           Increased data
 peripherals            Chip-to-chip and            and arrays                transmission
                         board-to-board            Transceivers                 speeds
                         optical links                                        Increased bandwidth
--------------------------------------------------------------------------------------------------------
 Lighting               Flat panel displays        HB LEDs                    Lower power consumption
                        Solid state lighting       Miniature lamps            Longer life
                        Outdoor signage and
                          display
                        Digital readout signals

COMPOUND SEMICONDUCTOR PROCESS TECHNOLOGY

     Compound semiconductors are composed of two or more elements and usually consist of a metal such as gallium, aluminum or indium and a non-metal such as arsenic, phosphorous or nitrogen. The resulting compounds include gallium arsenide, indium phosphide, gallium nitride, indium antimonide and indium aluminum phosphide. The performance characteristics of compound semiconductors are dependent on the composition of these compounds. Many of the unique properties of compound semiconductor devices are achieved by the layering of different compound semiconductor materials in the same device. This layered structure creates an optimal configuration to permit the conversion of electricity into light.

     Accordingly, the composition and properties of each layer and the control of the layering process, or epitaxy, are fundamental to the performance of advanced electronic and optoelectronic compound semiconductor devices. The variation of thickness and composition of layers determines the intensity and color of the light emitted or detected and the efficiency of power conversion. The ability to vary the intensity, color and efficiency of light generation and detection enables compound semiconductor devices to be used in a broad range of advanced information systems.

     Compound semiconductor device manufacturers predominantly use four methods to deposit compound materials: molecular beam epitaxy, vapor phase epitaxy, liquid phase epitaxy and metal organic chemical vapor deposition (MOCVD). The use of molecular beam epitaxy technology can yield wafers having high thickness uniformity. Compound semiconductor materials fabricated using liquid phase epitaxy or vapor phase epitaxy technologies often have high electronic and optical properties. However, due to the nature of the underlying processes, these methods are not easily scaled up to high volume production, which is necessary for the commercial viability of compound semiconductor devices. All of the methods used to manufacture compound semiconductor devices pose technical, training and safety challenges that are not present in the manufacture of silicon devices. These production systems typically require expensive reactant materials, the use of certain toxic chemicals, and tight control over numerous manufacturing parameters. The key differences between MOCVD and the three other methods is that compound semiconductor wafers fabricated using MOCVD generally possess a better combination of uniformity and optical and electronic properties and are easier to produce in high volumes than wafers manufactured by the three more traditional methods. Currently, MOCVD technology is being used to manufacture a broad range of compound semiconductor devices.

     Historically, manufacturers who use compound semiconductor devices in their products have met research, pilot production and capacity needs with in-house systems and technologies. However, as the need for the production of commercial volumes of high-performance compound semiconductor devices and the variety of these devices grows, manufacturers are often unable to meet these requirements using in-house solutions. In response to these growing demands for higher volumes of a broad range of higher performance devices, manufacturers are increasingly turning to outside vendors to meet their needs for compound semiconductor wafers and devices.

THE EMCORE SOLUTION

     EMCORE provides its customers with a broad range of compound semiconductor products and services intended to meet its customers' diverse technology requirements. EMCORE has developed extensive materials science expertise, process technology and MOCVD production systems to address these needs and believes that its proprietary TurboDisc deposition technology makes possible one of the most cost-effective production processes for the commercial volume manufacture of high-performance compound semiconductor wafers and devices. This platform technology provides the basis for the production of various types of compound semiconductor wafers and devices and enables EMCORE to address the critical need of manufacturers to cost-effectively get to market faster with high volumes of new and improved high-performance products. EMCORE's compound semiconductor products and services include:

     - materials and process development;

     - design and development of devices;

     - MOCVD production systems; and

     - manufacture of wafers and devices in high volumes.

     Customers can take advantage of EMCORE's vertically integrated approach by purchasing custom-designed wafers and devices from EMCORE or manufacturing their own devices in-house using a TurboDisc production system configured to their specific needs.

STRATEGY

     EMCORE's objective is to capitalize on its position in MOCVD process technology and production systems to become the leading supplier of compound semiconductor wafers, devices and production systems. The key elements of EMCORE's strategy include:

     Apply Core Technology Across Multiple Applications. EMCORE continually leverages its proprietary core technology to develop compound semiconductor products for multiple applications in a variety of markets. These activities include developing new products for targeted applications as well as expanding existing products into new applications. For example, EMCORE's MR sensors, currently used by General Motors as crank shaft sensors, also have other potential product applications, including as sensors in brushless motors and antilock brakes. Other existing products which EMCORE intends to introduce in new applications include VCSELs for communications products and HB LEDs for broader lighting applications.

     Target High Growth Opportunities. EMCORE's strategy is to target high growth opportunities where performance characteristics and high volume production efficiencies can give compound semiconductors a competitive advantage over other devices. Historically, while technologically superior, compound semiconductors have not been widely deployed because they are more expensive to manufacture than silicon-based semiconductors and other existing solutions. EMCORE believes that as compound semiconductor production costs are reduced, new customers will be compelled to use these solutions because of their higher performance characteristics. For example, EMCORE has reduced the average cost of compound semiconductor solar cells to the point that they are replacing silicon-based solar cells because of the compound semiconductor solar cells' higher overall efficiency and lower weight.

     Partner with Key Industry Participants. EMCORE seeks to identify and develop long-term relationships with leading companies in targeted industries. EMCORE develops these relationships in a number of ways including through long-term high-volume supply agreements, joint ventures, and distribution and other arrangements. For example, EMCORE has agreed to enter into, subject to certain conditions, a joint venture with General Electric Lighting for the development and marketing of white light and colored HB LED products for automotive, traffic, flat panel display and other lighting applications, and has entered into a long term supply agreement with AMP Incorporated for VCSELs to be used in its transceivers for Gigabit Ethernet and other applications. EMCORE intends to actively seek similar strategic relationships with other key customers and industry participants in order to further expand its technological and production base.

     Continue Investment to Maintain Technology Leadership. Through substantial investment in research and development, EMCORE seeks to expand its leadership position in compound semiconductor production systems, wafers and devices. EMCORE works with its customers to identify specific performance criteria and uses this information to enhance the performance of its production systems and to further expand its process and materials science expertise, including the development of new low cost, high-volume wafers and devices for its customers. In addition, EMCORE's development efforts are focused on continually lowering the production costs of its solutions. EMCORE's joint venture with Union Miniere Inc. represents an initiative to explore means to use germanium to improve product performance, identify new product applications and lower the cost and complexity of production of EMCORE's wafers and devices.

PRODUCTS

PRODUCTION SYSTEMS

     EMCORE is a leading supplier of MOCVD compound semiconductor production systems, with more than 230 systems shipped as of March 31, 1999. According to VLSI Research, Inc., in 1997 EMCORE's share of the MOCVD production systems market was over 25%. EMCORE believes that its TurboDisc systems offer significant ownership advantages over competing systems and that the high throughput capabilities of its TurboDisc systems make possible superior reproducibility of thickness, composition, electronic properties and layer accuracy required for electronic and optoelectronic devices. Each system can be customized for the customer's throughput, wafer size and process chemistry requirements. EMCORE's production systems also achieve a high degree of reliability with an average time available for production, based on customer data, of approximately 95%.

     EMCORE believes its TurboDisc systems enable the lowest cost of ownership for the manufacture of compound semiconductor materials. The major components of the cost of ownership include yield, throughput, direct costs and capital costs. Yield primarily relates to material uniformity, which is a function of the precision of the physical and chemical processes by which atomic layers are deposited. Throughput, the volume of wafers produced per unit of time, includes both the time required for a process cycle and the handling time between process steps. Direct costs include consumables used in manufacturing and processing and the clean room space required for the equipment. Capital costs include the cost of acquisition and installation of the process equipment.

     EMCORE's proprietary TurboDisc technology utilizes a unique high speed rotating disk in a stainless steel growth chamber with integrated vacuum-compatible loading chambers. To produce a wafer, a bare substrate, such as gallium arsenide, sapphire or germanium, is placed on a wafer carrier in the TurboDisc growth chamber and subjected to high temperatures. Based on a predetermined formula, metal organic gases are released into the growth chamber. These gases decompose on the hot, rapidly spinning wafer. Semiconductor materials are then deposited on the substrate in a highly uniform manner. The resulting wafer thus carries one or more ultra-thin layers of compound semiconductor material such as gallium arsenide, gallium nitride, or indium aluminum phosphide. The TurboDisc technology not only produces uniformity of deposition across the wafer, but also offers flexibility for diverse applications with improved material results and increased production rates. The unique precision control of reactant gas flow in the TurboDisc technology platform allows users to scale easily from research to commercial volumes with substantially reduced time and effort. Upon removal from the growth chamber, the wafer is transferred to a device processing facility for various steps such as photolithography, etching, masking, metallization and dicing. Upon completion of these steps, the devices are then sent for packaging by the customer or other third parties and inclusion in the customer's product.
                              (Turbodisc Diagram)

     Wafers are loaded on a multiple wafer platter into the growth chamber, where they are subjected to high-temperature vacuum conditions and spun at high speeds. Gases are then introduced into the vacuum growth chamber, and semiconductor materials become deposited onto the substrate in a highly uniform manner.

     EMCORE offers the following family of TurboDisc systems:

  MODEL                         LIST PRICE                   APPLICATION
 Explorer                  $350,000 -- $450,000      Research
---------------------------------------------------------------------------------
 Discovery                $600,000 -- $1,300,000     Development/Pilot Production
---------------------------------------------------------------------------------
 Enterprise              $1,300,000 -- $2,500,000    Volume Production

     EMCORE's next generation of TurboDisc products is being designed to provide a number of innovations including:

     - new reactor design to improve efficiency;

     - cassette-to-cassette wafer handling to increase automation;

     - digital control system to reduce noise;

     - real-time process control and data acquisition on WindowsNT platform;

     - modular component design to ease outsourcing and upgrading; and

     - improved temperature control.

WAFERS AND DEVICES

     Since its inception, EMCORE has worked closely with its customers to design and develop materials processes for use in production systems for its customers' end-use applications. EMCORE has leveraged its process and materials science knowledge base to manufacture a broad range of compound semiconductor wafers and devices such as solar cells, HB LEDs, VCSELs, MR sensors and RF materials.

     Within most of these product lines, EMCORE has established strategic relationships through joint ventures, long-term supply agreements and an acquisition. A summary of these relationships is found below.



                         PRODUCTS AND STRATEGIC RELATIONSHIPS
                                                  NATURE OF
    PRODUCT LINE             COMPANY             RELATIONSHIP          APPLICATION
Solar Cells            Space Systems/Loral   Long-term supply      Solar panels in
                                             agreement              communications
                       Lockheed Martin       Strategic partner     satellite power
                       Missiles and Space                           systems.
                       Union Miniere Inc.    Long-term germanium
                                             sourcing agreement
                                             from Union Miniere
HB LEDs                General Electric      GELcore joint         Traffic lights
                       Lighting              venture for the
                                             development,          Miniature lamps
                                             marketing and
                                             distribution of       Automotive lighting
                                             white
                                             light and colored HB  Flat panel displays
                                             LED products
                                                                   Other lighting
                                                                   applications
                       Uniroyal Technology   Uniroyal
                       Corporation           Optoelectronics
                                             Joint
                                             venture for the
                                             manufacture of HB
                                             LED wafers and
                                             package-ready
                                              devices
VCSELs                 AMP Incorporated      Strategic alliance    Optical links
                                             and                   (including Gigabit
                                             long-term supply      Ethernet ATM, and
                                             agreement             FibreChannel
                                                                   networks)
                       Micro Optical         Acquisition
                       Devices, Inc.
MR sensors             Optek Technology,     Emtech joint venture  Antilock brake
                       Inc.                  for packaging and     systems
                                             marketing of MR
                                             sensors               Brushless motors
                                                                   Engine timing
                                                                   sensors
                       General Motors        Long-term supply      Cam and crank shaft
                                             agreement             sensors
Germanium research     Union Miniere Inc.    UMCore joint          Exploring
  and development                            venture               alternative
                                                                   uses for germanium
                                                                   substrates
RF materials           Sumitomo Electric     Cooperative           Digital wireless
                       Industries, Ltd.      development           and cellular
                                             agreement             applications
                                             Long-term supply
                                             agreement

     Solar Cells. Compound semiconductor solar cells are used to power satellites because they are more resistant to radiation levels in space, convert substantially more light to power and therefore weigh less per unit of power than silicon-based solar cells. These characteristics increase satellite life, increase payload capacity and reduce launch costs. EMCORE is currently involved in four solar cell projects:

     - In November 1998, EMCORE signed a four-year purchase agreement with Space Systems/Loral, a wholly owned subsidiary of Loral Space & Communications. Under this agreement, which is contingent upon our compliance with Loral's product specification requirements, EMCORE will supply compound semiconductor high efficiency gallium arsenide solar cells for Loral's satellites. EMCORE anticipates completing this qualification in June 1999. Subject to satisfactorily completing these product qualification requirements, EMCORE has received an initial purchase order from Space Systems/Loral.

     - In August 1998, EMCORE and Union Miniere Inc., a mining and materials company, entered into a long term supply agreement for germanium, which EMCORE uses to fabricate solar cells. In addition to their solar cell relationship, in November 1998, EMCORE formed UMCore, a joint venture with Union Miniere to explore and develop alternate uses for germanium using EMCORE's material science and production platform expertise and Union Miniere's access to and experience with germanium. UMCore commenced research and development operations in January 1999.

     - In September 1998, EMCORE entered into an agreement with Lockheed Martin Missiles and Space, a strategic business unit of Lockheed Martin Corporation, to provide technical management and support of a Cooperative Research and Development Agreement between Lockheed Martin and Sandia National Laboratory for the advancement and commercialization of a new compound semiconductor high efficiency solar cell. Pursuant to this strategic agreement, (1) Lockheed Martin will grant EMCORE a sub-license for all related intellectual property developed on behalf of or in conjunction with Lockheed Martin, and (2) EMCORE and Lockheed Martin will jointly qualify and validate the high efficiency solar cells for operational satellite use.

     - In the summer of 1998, EMCORE received a $2.2 million contract under the U.S. Air Force's Broad Agency Announcement Program for the development of high-efficiency advanced solar cells.

     HB LEDs. High-brightness light-emitting diodes (HB LEDs) are solid state compound semiconductor devices that emit light. The global demand for HB LEDs is experiencing rapid growth because LEDs have a long useful life (approximately 10 years), consume approximately 10% of the power consumed by incandescent or halogen lighting and improve display visibility. In February 1998, EMCORE and Uniroyal Technology Corporation formed Uniroyal Optoelectronics, a joint venture to manufacture, sell and distribute HB LED wafers and package-ready devices.


     In May 1999, EMCORE and General Electric Lighting formed GELcore, a joint venture to develop and market HB LED lighting products. General Electric Lighting and EMCORE have agreed that this joint venture will be the exclusive vehicle for each party's participation in solid state lighting. GELcore seeks to combine EMCORE's materials science expertise, process technology and compound semiconductor production systems with General Electric Lighting's brand name recognition and extensive marketing and distribution capabilities. GELcore's long-term goal is to develop products to replace traditional lighting.

     VCSELs. VCSELs are semiconductor lasers that emit light in a cylindrical beam. Leading electronic systems manufacturers are integrating VCSELs into a broad array of end-market applications including Internet access, digital cross-connect telecommunications switches, DVD, and fiber optic switching and routing, such as Gigabit Ethernet. VCSELs offer significant advantages over traditional laser diodes, including:

     - greater control over beam size and wavelength;

     - reduced manufacturing complexity and packaging costs;

     - lower power consumption; and

     - higher frequency performance.

     In December 1997, EMCORE acquired MODE, a development stage company, primarily dedicated to the research and development of enabling VCSEL technologies. In February 1998, EMCORE announced Gigalase, its first commercial high speed VCSEL laser. In September 1998, EMCORE signed a four-year purchase agreement with AMP Incorporated to provide VCSELs for a family of optical transceivers for the Gigabit Ethernet, FibreChannel and ATM markets. In December 1998, EMCORE announced its second VCSEL product, Gigarray, a micro-optical laser array.

     MR Sensors. MR sensors are compound semiconductor devices that possess sensing capabilities. MR sensors improve vehicle performance through more accurate control of engine and crank shaft timing, which allows for improved spark plug efficiency and reduced emissions. In January 1997, EMCORE initiated shipments of compound semiconductor MR sensors using technology licensed to EMCORE from General Motors. This license allows EMCORE to manufacture and sell products using this technology to anyone. As of March 31, 1999 EMCORE has delivered over five million devices to General Motors Powertrain for crank and cam speed and position sensing applications for three engine builds.

     In October 1998, EMCORE formed Emtech, a joint venture with Optek Technology, Inc., a packager and distributor of optoelectronic devices, to market an expanded line of MR sensors to the automotive and related industries. This joint venture seeks to combine EMCORE's strength in producing devices with Optek's strength in packaging and distributing devices to offer off-the-shelf products and expand market penetration.

     RF materials. Radio frequency materials are compound semiconductor materials which transmit and receive communications. Compound semiconductor RF materials have a broader bandwidth and superior performance at high frequencies than silicon-based materials. EMCORE currently produces RF materials for use as power amplifiers in cellular phone handsets. In addition, EMCORE is exploring opportunities to market these materials for additional uses in fiber optics and satellite communications. EMCORE believes that its ability to produce high volumes of RF materials at a low cost will facilitate their adoption in new applications and new products.

     In May 1999, Sumitomo Electric and EMCORE announced a long-term agreement to jointly develop and produce certain RF materials for use in digital wireless and cellular applications. EMCORE will manufacture these RF materials at our Somerset, New Jersey manufacturing facility and Sumitomo Electric will market them in Japan. Sumitomo Electric is one of the world's leading electronics manufacturers. Shipments of sample volumes of materials commenced in June 1999.


CUSTOMERS

     EMCORE's customers include many of the largest semiconductor, telecommunications, consumer goods and computer manufacturing companies in the world. Sales to Hughes-Spectrolab accounted for 17.3% of EMCORE's revenues in fiscal 1998 and 3.8% of EMCORE's revenues in the first six months of 1999. Sales to General Motors accounted for 12.8% of EMCORE's revenues in fiscal 1998 and 10.8% of EMCORE's revenues in the first six months of 1999. A number of EMCORE's customers are listed below. In addition, EMCORE has sold its products to 12 of the largest electronics manufacturers in Japan.

AMP Incorporated
The Boeing Company
General Motors
Hewlett Packard
Honeywell
Hughes-Spectrolab
Hyundai Electronics
IBM
LG Semiconductor
L.M. Ericsson AB
Lucent Technologies
Motorola
Northrop Grumman
Philips AG
Polaroid
Rockwell International
Samsung
Sharp U.S.A.
Siemens AG
Texas Instruments
Thomson CSF
Westinghouse Electric

     EMCORE has a comprehensive total quality management program with special emphasis on total customer satisfaction. EMCORE seeks to encourage active customer involvement with the design and operation of its production systems. To accomplish this, EMCORE conducts user group meetings among its customers in Asia, Europe and North America. At annual meetings, EMCORE's customers provide valuable feedback on key operations, process oriented services, problems and recommendations to improve EMCORE products. This direct customer feedback has enabled EMCORE to constantly update and improve the design of its systems and processes. Changes that affect the reliability and capabilities of EMCORE's systems are embodied in new designs to enable current and future customers to utilize systems which EMCORE believes are high quality and cost-efficient. As of March 31, 1999, EMCORE employed 27 field service engineers who install EMCORE systems and provide on-site support.

MARKETING AND SALES

     EMCORE markets and sells its wafers, devices and systems through its direct sales force in Europe, North America and Taiwan and through representatives and distributors elsewhere in Asia. To market and service its products in China, Japan and Singapore, EMCORE relies on a single marketing, distribution and service provider, Hakuto. EMCORE's agreements with Hakuto have a term of 10 years, expiring March 2008. Hakuto has exclusive distribution rights for certain of EMCORE's products in Japan. Hakuto has marketed and serviced EMCORE's products since 1988, is a minority shareholder in EMCORE, and the President of Hakuto is a member of EMCORE's board of directors. EMCORE recently opened sales offices in Taiwan and California in order to be closer to its customers. As of March 31, 1999, EMCORE employed 26 persons in sales and marketing.

     EMCORE's sales and marketing staff, senior management and technical staff work closely with existing and potential customers to provide compound semiconductor solutions for its customers' needs. The sales process begins by understanding the customer's requirements and then attempting to match these requirements with the optimal solution. EMCORE seeks to match the customer's requirements to an existing design or a modification of a standard design, such as a change in platform or process design. When necessary, EMCORE will work with the customer to develop the appropriate design process and to configure and manufacture the production system to meet the customer's needs. Also, EMCORE will produce samples to demonstrate conformance to the customer's specifications. For production systems, the amount of time from the initial contact with the customer to the customer's placement of an order is typically two to nine months or longer. EMCORE's sales cycle for wafers and devices usually runs three to nine months, during which time EMCORE develops the formula of materials necessary to meet the customer's specifications and qualifies the materials, which may also require the delivery of samples. EMCORE believes that the high level of marketing, management and engineering support involved in this process is beneficial in developing competitive differentiation and long-term relationships with its customers.

     The following chart contains a breakdown of EMCORE's worldwide revenues and percentages by geographic region. Historically, EMCORE has received all payments for products and services in U.S. dollars.

                                                                           SIX MONTHS
                              FISCAL YEARS ENDED SEPTEMBER 30,                ENDED
                       -----------------------------------------------      MARCH 31,
                           1996             1997             1998             1999
                       -------------    -------------    -------------    -------------
REGION                                         ($ IN MILLIONS)
United States........  $16.0    57.6%   $27.7    57.9%   $26.7    61.0%   $18.1    69.1%
Asia.................    8.2    29.5     14.6    30.6     15.5    35.4      8.0    30.5
Europe...............    3.6    12.9      5.5    11.5      1.6     3.6      0.1     0.4
                       -----   -----    -----   -----    -----   -----    -----   -----
  Total..............  $27.8   100.0%   $47.8   100.0%   $43.8   100.0%   $26.2   100.0%
                       =====   =====    =====   =====    =====   =====    =====   =====

SERVICE AND SUPPORT

     EMCORE maintains a worldwide service and support network responsible for on-site maintenance and process monitoring on either a contractual or time-and-materials basis. Customers may purchase annual service contracts under which EMCORE is required to maintain an inventory of replacement parts and to service the equipment upon the request of the customer. EMCORE also sells replacement parts from inventory for customer needs. EMCORE pursues a program of system upgrades for customers to increase the performance of older systems. EMCORE generally does not offer extended payment terms to its customers and generally adheres to a warranty policy of one year. Consistent with industry practice, EMCORE maintains an inventory of components for servicing systems in the field and it believes that its inventory is sufficient to satisfy foreseeable short-term customer requirements. EMCORE recently opened a warehouse depot in Taiwan to provide improved service to its Asian customers.

RESEARCH AND DEVELOPMENT

     To maintain and improve its competitive position, EMCORE's research and development efforts are focused on designing new proprietary processes and products, improving the performance of existing systems, wafers and devices and reducing costs in the product manufacturing process. EMCORE has dedicated 16 TurboDisc systems for both research and production which are capable of processing virtually all compound semiconductor materials. The research and development staff utilizes x-ray, optical and electrical characterization equipment which provide instant data allowing for shortened development cycles and rapid customer response. EMCORE's recurring research and development expenses were approximately $10.3 million in the first six months of fiscal 1999, $16.5 million in fiscal 1998, $9.0 million in fiscal 1997 and $5.4 million in fiscal 1996. EMCORE also incurred a one-time, non-cash research and development expense in fiscal 1998 in the amount of $19.5 million in connection with the acquisition of MODE. EMCORE expects that it will continue to expend substantial resources on research and development. As of March 31, 1999, EMCORE employed 50 persons in research and development, 14 of whom held Ph.D.s in materials science or related fields.

     EMCORE also competes for research and development funds. In view of the high cost of development, EMCORE solicits research contracts that provide opportunities to enhance its core technology base or promote the commercialization of targeted products. EMCORE presently has three contracts under the Small Business Innovative Research programs or similar government sponsored programs. From inception until March 31, 1999, government and other external research contracts have provided approximately $13.3 million to support EMCORE's research and development efforts. EMCORE is also positioned to market technology and process development expertise directly to customers who require it for their own product development efforts.

INTELLECTUAL PROPERTY AND LICENSING

     EMCORE's success and competitive position both for production systems and wafers and devices depend significantly on its ability to maintain trade secrets and other intellectual property protections. Our strategy is to rely more on trade secrets than patents. A "trade secret" is information that has value to the extent it is not generally known, not readily ascertainable by others through legitimate means, and protected in a way that maintains its secrecy. Reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. In order to protect its trade secrets, EMCORE takes certain measures to ensure their secrecy, such as executing non-disclosure agreements with its employees, joint venture partners, customers and suppliers.

     To date, EMCORE has been issued 11 U.S. patents and others are either pending or under review. These U.S. patents will expire between 2005 and 2013. None of these U.S. patents claim any material aspect of the current or planned commercial versions of EMCORE's systems, wafers or devices. EMCORE relies on trade secrets rather than patents to protect its intellectual property because it believes publishing patents would make it easier for others to reverse engineer EMCORE's proprietary processes.

     EMCORE is a licensee of certain VCSEL technology and associated patent rights owned by Sandia Corporation. The Sandia license grants EMCORE:
     - exclusive rights (subject to certain rights granted to Department of Energy and AT&T Corporation) to develop, manufacture and sell products containing Sandia VCSEL technologies for barcode scanning and plastic optical fiber communications applications under five U.S. patents that expire between 2007 and 2015;
     - nonexclusive rights with respect to all other applications of these patents; and
     - nonexclusive rights to employ a proprietary oxidation fabrication method in the manufacture of VCSEL products under a sixth U.S. patent that expires in 2014. Our exclusivity with respect to the barcode scanning and plastic optical fiber communications applications expires in 2003 or such earlier time as we fail to meet certain development and marketing criteria. EMCORE's success and competitive position as a producer of VCSEL products depends on the continuation of its rights under the Sandia license, the scope and duration of those rights and the ability of Sandia to protect its proprietary interests in the underlying technology and patents.


     In 1992, we received a royalty-bearing, non-exclusive license under a patent held by Rockwell International Corporation which relates to an aspect of the manufacturing process used by our TurboDisc systems. In October 1996, we initiated discussions with Rockwell to receive additional licenses to permit us to use this technology to manufacture and sell compound semiconductor wafers and devices. In November 1996, we suspended these negotiations because of litigation surrounding the validity of the Rockwell patent. We also ceased making royalty payments to Rockwell under the license during the pendency of the litigation. In January 1999, the case was settled and a judgment was entered in favor of Rockwell. As a result, we may be required to pay royalties to Rockwell for certain of our past sales of wafers and devices to our customers who did not hold licenses directly from Rockwell. Management has reviewed and reassessed the royalty agreements and concluded that it has the appropriate amounts reserved for at both September 30, 1998 and March 31, 1999. Additionally, until the patent expires in January 2000, we may require additional licenses from Rockwell under the Rockwell patent in order to continue to manufacture and sell wafers and devices. The failure to obtain or maintain licenses to manufacture these wafers and devices on commercially reasonable terms may materially and adversely affect our business, financial condition and results of operations.


ENVIRONMENTAL REGULATIONS

     EMCORE is subject to federal, state and local laws and regulations concerning the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials used in its research and development and production operations, as well as laws and regulations concerning environmental remediation and employee health and safety. The production of wafers and devices involves the use of certain hazardous raw materials, including, but not limited to, ammonia, phosphine and arsene. If EMCORE's control systems are unsuccessful in preventing release of these or other hazardous materials, EMCORE could experience a substantial interruption of operations. EMCORE has retained an environmental consultant to advise it in complying with applicable environmental and health and safety laws and regulations, and believes that it is currently, and in the past has been, in substantial compliance with all such laws and regulations.

BACKLOG

     As of March 31, 1999, EMCORE had an order backlog of $38.3 million, scheduled to be shipped through March 31, 2000. This represented an increase of 69% since September 30, 1998. This increase primarily relates to increased production systems bookings in Asia and an initial order for solar cells from Loral, which is subject to product qualification. EMCORE includes in backlog only customer purchase orders that have been accepted by EMCORE and for which shipment dates have been assigned within the 12 months to follow and research contracts that are in process or awarded. Wafer and device agreements extending longer than one year in duration are included in backlog only for the ensuing 12 months. EMCORE receives partial advance payments or irrevocable letters of credit on most production system orders. EMCORE recognizes revenue from the sale of its systems and materials upon shipment. For research contracts with the U.S. government and commercial enterprises with durations greater than six months, EMCORE recognizes revenue to the extent of costs incurred plus a portion of estimated gross profit, as stipulated in such contracts, based on contract performance.

MANUFACTURING

     EMCORE's manufacturing operations are located at EMCORE's headquarters in Somerset, New Jersey and in Albuquerque, New Mexico and include systems engineering and production, wafer fabrication, and design and production of devices. Many of EMCORE's manufacturing operations are computer monitored or controlled to enhance reliability and yield. EMCORE manufactures its own systems and outsources some components and sub-assemblies, but performs all final system integration, assembly and testing. As of March 31, 1998, EMCORE had 158 employees involved in manufacturing. EMCORE fabricates wafers and devices at its facilities in Somerset, New Jersey and Albuquerque, New Mexico and has a combined clean room area totaling approximately 12,000 square feet. EMCORE's joint venture with Uniroyal Technology Corporation expects to begin manufacturing HB LED wafers and package-ready devices at its Tampa, Florida manufacturing facility by summer of 1999. In May 1998, EMCORE received ISO 9001 and QS 9002 quality certification for its Somerset, New Jersey facility. EMCORE is pursuing ISO 9001 quality certification for its Albuquerque, New Mexico facilities.

     Outside contractors and suppliers are used to supply raw materials and standard components and to assemble portions of end systems from EMCORE specifications. EMCORE depends on sole, or a limited number of, suppliers of components and raw materials. EMCORE generally purchases these single or limited source products through standard purchase orders. EMCORE also seeks to maintain ongoing communications with its suppliers to guard against interruptions in supply and has, to date, generally been able to obtain sufficient supplies in a timely manner and maintains inventories it believes are sufficient to meet its near term needs. EMCORE implemented a vendor program through which it inspects quality and reviews suppliers and prices in order to standardize purchasing efficiencies and design requirements to maintain as low a cost of sales as possible. However, operating results could be materially and adversely affected by a stoppage or delay of supply, receipt of defective parts or contaminated materials, and increase in the pricing of such parts or EMCORE's inability to obtain reduced pricing from its suppliers in response to competitive pressures.

COMPETITION

     The markets in which EMCORE competes are highly competitive. EMCORE competes with several companies for sales of MOCVD systems including Aixtron GmbH, Nippon-Sanso K.K. and Thomas Swann Ltd. The primary competitors for EMCORE's wafer foundry include Epitaxial Products Inc., Kopin Corporation and Quantum Epitaxial Designs, Inc. EMCORE's principal competitors for sales of VCSEL-related products include Honeywell, Inc. and Mitel Corporation. The principal competitors for MR sensors are Honeywell, Inc., Matshushita Electric Industrial Co. Ltd., Siemens AG and Asahi. The principal competitors for HB LEDs and EMCORE's joint venture with Uniroyal Technology Corporation and the pending joint venture with General Electric Lighting include the Phillips Electronics and Hewlett Packard Company joint venture, Siemens AG's Osram GmbH subsidiary, Nichia Chemical Industries and Toshiba Corporation. EMCORE also faces competition from manufacturers that implement in-house systems for their own use. In addition, EMCORE competes with many research institutions and universities for research contract funding. EMCORE also sells its products to current competitors and companies with the capability of becoming competitors. As the markets for EMCORE's products grow, new competitors are likely to emerge, and present competitors may increase their market share.

     EMCORE believes that the primary competitive factors in the markets in which EMCORE's products compete are yield, throughput, performance, breadth of product line, customer satisfaction, customer commitment to competing technologies and, in the case of production systems, capital and directs costs and size of installed base. Competitors may develop enhancements to or future generations of competitive products that offer superior price and performance factors. EMCORE believes that in order to remain competitive, it must invest significant financial resources in developing new product features and enhancements and in maintaining customer satisfaction worldwide.

EMPLOYEES

     At March 31, 1999, EMCORE had 326 full-time employees. None of EMCORE's employees is covered by a collective bargaining agreement. EMCORE considers its relationship with its employees to be good.

PROPERTIES

     The following chart contains certain information regarding each of EMCORE's principal facilities. Each of these facilities contains office space, marketing and sales, and research and development space. EMCORE also leases office space in Hsinchu, Taiwan and Santa Clara, California. In addition to EMCORE's facilities, Uniroyal Optoelectronics, a joint venture between EMCORE and Uniroyal Technology Corporation, leases a 75,000 square foot office and manufacturing facility in Tampa, Florida.

      LOCATION                FUNCTION          SQUARE FEET            TERMS
  Somerset, New          Headquarters,            75,900       Lease expires in 2000(1)
     Jersey              manufacturing of
                         systems, wafers and
                         MR sensors
---------------------------------------------------------------------------------------
  Albuquerque, New       Manufacturing of        50,000(2)     Owned
     Mexico              solar cells
---------------------------------------------------------------------------------------
  Albuquerque, New       Manufacturing of         27,500       Leases expire in 1999(1)
     Mexico              VCSELs                                and 2001(1)

-------------------------

(1) These leases all have options to renew by EMCORE, subject to cost of living adjustments.

(2) EMCORE plans a three-phase construction project to expand the facility from an initial 50,000 square feet in October 1998 to 70,000 square feet by 2002.

LEGAL PROCEEDINGS

     EMCORE is not aware of any pending or threatened litigation against it that could have a material adverse effect on its business, financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     EMCORE's executive officers and directors and their ages and positions are as follows:

NAME                                  AGE                 POSITION
Thomas J. Russell, Ph.D(1)(2).......  67    Chairman of the Board
Reuben F. Richards, Jr.(2)..........  43    President, Chief Executive Officer
                                            and Director
Thomas G. Werthan...................  42    Vice President--Finance, Chief
                                            Financial Officer, Secretary, and
                                            Director
Richard A. Stall(2).................  42    Vice President--Technology, Chief
                                            Technical Officer and Director
William J. Kroll....................  54    Executive Vice President--Strategic
                                            Planning
Paul Rotella........................  44    Vice President
Louis A. Koszi......................  54    Vice President
Thomas M. Brennan...................  45    Vice President
Robert P. Bryan.....................  33    Vice President
Craig W. Farley.....................  39    Vice President
David D. Hess.......................  37    Corporate Controller
Robert Louis-Dreyfus................  52    Director
Hugh H. Fenwick(1)(3)...............  62    Director
Shigeo Takayama(3)..................  82    Director
Charles T. Scott(1)(3)..............  49    Director
John J. Hogan, Jr...................  54    Director

------------------------------

(1) Member of Compensation Committee

(2) Member of Nominating Committee

(3) Member of Audit Committee

     Thomas J. Russell, Ph.D. has been a director of EMCORE since May 1995 and was elected Chairman of the Board in December 1996. Dr. Russell founded Bio/Dynamics, Inc. in 1961 and managed the company until its acquisition by IMS International in 1973, following which he served as President of that company's Life Sciences Division. From 1984 until 1988, he served as Director, then as Chairman of IMS International until its acquisition by Dun & Bradstreet in 1988. From 1988 to 1992, he served as Chairman of Applied Biosciences, Inc. Since 1992, he has been an investor and director of several companies. Dr. Russell currently serves as a director of Cordiant plc and Adidas AG. Dr. Russell is one of three trustees of the AER 1997 Trust, and he was Chairman and a member of Jesup & Lamont Merchant Partners, L.L.C. (JLMP).

     Reuben F. Richards, Jr. joined EMCORE in October 1995 as its President and Chief Operating Officer and became Chief Executive Officer in December 1996. Mr. Richards has been a director of EMCORE since May 1995. From September 1994 to December 1996, Mr. Richards was a Senior Managing Director of Jesup & Lamont Capital Markets Inc. (JLCM), an affiliate of a registered broker-dealer. From December 1994 to 1997, he was a member of and President of JLMP. From 1992 until 1994, Mr. Richards was a principal with Hauser, Richards & Co., a firm engaged in corporate restructuring and management turnarounds. From 1986 until 1992, Mr. Richards was a Director at Prudential-Bache Capital Funding in its Investment Banking Division. Mr. Richards is on the management boards of Emtech, Uniroyal Optoelectronics and GELcore.

     Thomas G. Werthan joined EMCORE in 1992 as its Chief Financial Officer, Vice President--Finance, Secretary and a director. Mr. Werthan is a Certified Public Accountant and has over sixteen years experience in assisting high technology, venture capital financed growth companies. Prior to joining EMCORE in 1992, he was associated with The Russell Group, a venture capital partnership, as Chief Financial Officer for several portfolio companies. The Russell Group is affiliated with Thomas J. Russell, who was a member of and Chairman of JLMP and is Chairman of the board of directors of EMCORE. From 1985 to 1989, Mr. Werthan served as Chief Operating Officer and Chief Financial Officer for Audio Visual Labs, Inc., a manufacturer of multimedia and computer graphics equipment.

     Richard A. Stall, Ph.D became a director of EMCORE in December 1996. Dr. Stall helped found EMCORE in 1984 and has been Vice President--Technology at EMCORE since October 1984, except for a sabbatical year in 1993 during which Dr. Stall acted as a consultant to EMCORE and his position was left unfilled. Prior to 1984, Dr. Stall was a member of the technical staff of AT&T Bell Laboratories and was responsible for the development of molecular beam expitaxy technologies. He has co-authored more than 75 papers and holds four patents on MBE and MOCVD technology and the characterization of compound semiconductor materials.

     William J. Kroll joined EMCORE in 1994 as Vice President--Business Development and in 1998 became Executive Vice President -- Strategic Planning. Prior to 1994, Mr. Kroll served for seven years as Senior Vice President of Sales and Marketing for Matheson Gas Products, Inc., a manufacturer and distributor of specialty gases and gas control and handling equipment. In that position, Mr. Kroll was responsible for $100 million in sales and 700 employees worldwide. Prior to working at Matheson Gas Products, Mr. Kroll was Vice President of Marketing for Machine Technology, Inc., a manufacturer of semiconductor equipment for photoresistor applications, plasma strip, and related equipment.

     Paul Rotella joined EMCORE in 1996 as Director of Manufacturing and has served as Vice President of TurboDisc Manufacturing since October 1997. Prior to 1996, Mr. Rotella served for three years as worldwide Manufacturing Operations Manager for Datacolor International, a manufacturer of color measurement and control instrumentation. Prior to working at Datacolor International, Mr. Rotella spent 18 years with AlliedSignal Inc., where he held various positions including Manufacturing Engineer, Manufacturing Engineering Manager and Program Manager of Quality Improvement Systems.

     Louis A. Koszi joined EMCORE in 1995 as Vice President--Device Manufacturing and is presently on a 2 year assignment as Chief Operating Officer of Uniroyal Optoelectronics, LLC the Company's joint venture with Uniroyal Technology, Inc. Prior to 1995, Mr. Koszi was a member of AT&T Bell Laboratories for 25 years. Mr. Koszi has experience in all phases of semiconductor device design and manufacturing processes and associated quality programs. Mr. Koszi holds 17 U.S. patents, five foreign patents, and is a co-author of 35 publications. He was named a Distinguished Member of Technical Staff in 1989. In 1992, he was presented with the Excellence in Engineering from the Optical Society of America.

     Thomas M. Brennan joined EMCORE as a result of EMCORE's acquisition of MODE in December 1997 and now serves as a Vice President of EMCORE. Prior to co-founding MODE, Mr. Brennan was a senior member of the technical staff at Sandia National Laboratories from 1986 to 1996. At Sandia, he focused his efforts on the material growth of III-V compound semiconductors, reactor design, in-situ reactor diagnostics, and material characterization. His responsibilities and activities included growth of some of the first VCSEL material at Sandia and in the U.S., and development of new and unique manufacturing techniques for VCSEL material growth. Prior to joining Sandia, Mr. Brennan was a member of the technical staff at AT&T Bell Laboratories from 1980 to 1984. At both facilities, he focused his efforts on expitaxial materials growth and characterization and expitaxial reactor design.

     Robert P. Bryan joined EMCORE as a Vice President as a result of EMCORE's acquisition of MODE in December 1997. Prior to co-founding MODE in 1995, he was a co-founder of Vixel Corporation in 1992, a company that develops and manufactures VCSEL devices for data links. At Vixel, he was the executive in charge of optoelectronic product development, including all engineering management. From 1990 to 1992, he was a senior member of the technical staff at Sandia National Laboratories where his research focused on the areas of VCSEL design, fabrication and characterization.

     Craig W. Farley joined EMCORE in June 1998 as Vice President--Wafer Manufacturing and is presently Vice President of Electronic Materials which includes responsibility for antimonide sensors, RF materials, optoelectronic devices, and EMCORE's Research and Applications laboratory. Dr. Farley has experience in all phases of compound semiconductor device design and manufacturing. Prior to joining EMCORE, he spent 11 years at Rockwell International Corporation where he served as a member of the technical staff at Rockwell's Science Center from 1987 to 1994 and as Manager of Advanced Device Technology for Rockwell's Gallium Arsenide Manufacturing facility from 1994 to 1998.


     David D. Hess joined EMCORE in 1989 as General Accounting Manager. He was named Corporate Controller in 1990. Mr. Hess is a Certified Public Accountant and has more than fifteen years experience in monitoring and controlling all phases of product and process cost and general accounting systems. Prior to his employment at EMCORE, he held several positions as cost accounting manager, divisional accountant and inventory control supervisor in manufacturing firms such as Emerson Quiet Kool (air conditioner manufacturers), Huls North America (paint/solvent processors), and Brintec Corporation (screw machine part manufacturers).

     Robert Louis-Dreyfus has been a director of EMCORE since March 1997. Mr. Louis-Dreyfus has been the Chairman of the Board and Chief Executive Officer of Adidas AG since April 1993. Prior to that time, he had been from 1990 until 1993 the Chief Executive Officer of Saatchi & Saatchi plc (now Cordiant plc) and a Director of Saatchi & Saatchi plc from January 1990 until December 1994. Since 1992, he has been an investor and a Director of several other companies. From 1982 until 1988, he served as Chief Operating Officer (1982 to 1983) and then as Chief Executive Officer (from 1984 to 1988) of IMS International until its acquisition by Dun & Bradstreet in 1988. Mr. Louis-Dreyfus controls Gallium Enterprises Inc., and he was a member of JLMP.

     Hugh H. Fenwick served as a director of EMCORE from 1990 until 1995, and was again elected to serve on EMCORE's board of directors in June 1997. Since 1992, Mr. Fenwick has been a private investor and he currently holds the office of Mayor of Bernardsville, New Jersey, to which he was elected in 1994. From 1990 until 1992, Mr. Fenwick was the Executive Director of the Alliance for Technology Management at the Stevens Institute in Hoboken, New Jersey. Prior to that time, Mr. Fenwick worked as a marketing executive with Lockheed Electronics and with Alenia (formerly Selenia), an Italian subsidiary of Raytheon.

     Shigeo Takayama became a director of EMCORE in July 1997. Mr. Takayama is the Chairman, President and founder of Hakuto, EMCORE's distributor of EMCORE's products in Japan, China and Singapore. Mr. Takayama is a Director Emeritus of Semiconductor Equipment & Material International (SEMI), Chairman of the Japan Electronics Products Importers Association (JEPIA), and Director of the Japan Machinery Importers' Association (JMIA). Mr. Takayama is also a director of Temptronic Corp., a semiconductor test equipment manufacturer in Newton, Massachusetts, and of Anatel Corp., a TOC high-purity water monitor manufacturer in Boulder, Colorado.

     Charles T. Scott became a director of EMCORE in February 1998. Mr. Scott is presently Chairman of Cordiant Communications Group plc, the successor corporation of the Saatchi & Saatchi Advertising Group. He joined Saatchi & Saatchi Company in 1990 and served as Chief Financial Officer until 1992 when he was appointed Chief Operating Officer. In 1993, he became Chief Executive Officer and held that position until 1996 when he assumed the title of Chairman.

     John J. Hogan, Jr. became a director of EMCORE in February 1999. Mr. Hogan has been President of a private investment management company since October 1997. Prior to that time, he had been with the law firm of Dewey Ballentine since 1969. He also serves as a director of several other corporations and is a former executive officer and/or director of various subsidiaries of S.A. Louis Dreyfus en Cie.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In the last week of May 1999, EMCORE and General Electric Lighting formed a joint venture to develop and market HB LED lighting products. In connection with consummation of this joint venture, EMCORE issued to General Electric warrants to purchase 282,010 shares of EMCORE common stock, which will expire in 2006 and have an exercise price of $22.875. In addition, General Electric purchased a $7.8 million subordinated convertible debenture bearing interest at 4.75% per annum and maturing in 2006. The debenture is convertible into 340,984 shares of common stock at General Electric's option.


     On April 29, 1999, EMCORE borrowed $2.5 million from its Chairman at an interest rate of prime plus two percent. On May 7, 1999, EMCORE repaid the loan from borrowings from First Union.

     In January 1999, EMCORE's Chairman advanced $3.0 million to EMCORE. These funds were repaid with borrowings under a new $5.0 million credit facility with First Union National Bank. The Chairman has also committed to provide up to $30.0 million of long-term financing to EMCORE through July 1, 2000. This commitment terminates upon completion of this offering, subject to a minimum offering size requirement of $40.0 million.


     On November 30, 1998, EMCORE completed a private placement of an aggregate of 1,550,000 shares of Series I Preferred Stock to Hakuto, Union Miniere Inc. and Uniroyal Technology Corporation. The net proceeds to EMCORE from the private placement were approximately $21.2 million which has been used (1) to repay $8.5 million of debt, plus interest, to EMCORE's Chairman of the Board, Dr. Thomas Russell, (2) to fund EMCORE's $5.0 million portion of a joint venture between EMCORE and Uniroyal Technology Corporation to develop and manufacture HB LEDs and (3) to fund EMCORE's $600,000 portion of its joint venture with Union Miniere Inc. The remaining net proceeds from the private placement of convertible preferred stock were used to acquire capital equipment for EMCORE's new Albuquerque, New Mexico manufacturing facility and for working capital purposes.


     In September and October 1998, EMCORE borrowed an aggregate of $8.5 million from its Chairman, Thomas J. Russell. The loan bears interest at 9.75% per annum. The entire $8.5 million borrowed from Mr. Russell was repaid from the proceeds of the private placement of preferred stock.

     On June 22, 1998, EMCORE entered into the 1998 Agreement with First Union National Bank. The 1998 Agreement was guaranteed by the Chairman and the Chief Executive Officer of EMCORE. In return for guaranteeing the facility, EMCORE granted the Chairman and the Chief Executive Officer an aggregate of 284,684 common stock purchase warrants at an exercise price of $11.375 per share which expire May 1, 2001. These warrants are callable at EMCORE's option at $0.85 per warrant if EMCORE's common stock has traded at or above 150% of the exercise price for a period of 30 days. The warrant exercise price was equal to the market price of the Company's common stock on the date of grant. An accounting value of $1.3 million was assigned to these warrants based upon the EMCORE's application of the Black-Scholes option pricing model.

     The President of Hakuto Co., Ltd., EMCORE's Asian distributor, is a member of EMCORE's board of directors and Hakuto Co., Ltd. is a minority shareholder of EMCORE. During the year ended September 30, 1998, sales made through Hakuto Co., Ltd. approximated $9.2 million.

     In February 1998, EMCORE and Uniroyal Technology Corporation formed Uniroyal Optoelectronics, a joint venture to produce and market compound semiconductor products. EMCORE has a non-controlling minority interest in the joint venture. During the first six months of fiscal 1999, EMCORE sold three TurboDisc systems to the joint venture for a total of $5.3 million. As of March 31, 1999, EMCORE's investment in this venture amounted to $4.3 million.

     In fiscal 1997, EMCORE signed a non-exclusive and non-refundable technology licensing and royalty agreement with Uniroyal Technology Corporation for the process technology to develop and manufacture HB LEDs. During fiscal 1998 and 1997, revenue associated with the Uniroyal Technology Corporation licensing agreement amounted to $2.5 million and $2.5 million, respectively. At the time the transaction was originally entered into, Uniroyal Technology Corporation's Chairman and Chief Executive Officer was a member of EMCORE's board of directors and EMCORE's Chairman was on the Board of Directors of Uniroyal Technology Corporation.

     All related party transactions were approved by a majority of the disinterested members of EMCORE's board of directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to EMCORE with respect to beneficial ownership of its common stock as of May 1, 1999 and as adjusted to reflect the sale of the shares offered pursuant to this prospectus by: (1) each person who is known by EMCORE to be the beneficial owner of five percent or more of the its common stock; (2) each of EMCORE's directors; (3) each of EMCORE's executive officers; (4) all officers and directors of EMCORE as a group (16 persons); and (5) each other selling shareholder. Except as otherwise indicated, EMCORE believes, based on information furnished by such persons, that each person listed below has the sole voting and investment power over the shares of common stock shown as beneficially owned, subject to common property laws, where applicable. Unless otherwise noted, the address for the individuals listed below is c/o EMCORE Corporation, 394 Elizabeth Avenue, Somerset, NJ 08873.


                                                           SHARES
                                                                             SHARES
                              SHARES BENEFICIALLY                                                       SHARES BENEFICIALLY
                                                        ISSUABLE UPON
                                                                          ISSUABLE UPON
                                OWNED PRIOR TO                                                              OWNED AFTER
                                                         EXERCISE OF                         SHARES
                                                                           EXERCISE OF
                                 THE OFFERING                                                              THE OFFERING
                           -------------------------                                                   ---------------------
NAME OF BENEFICIAL OWNER:      NUMBER        PERCENT       OPTIONS          WARRANTS         OFFERED     NUMBER      PERCENT
Thomas J. Russell........     2,459,991       24.0%              --           741,657(1)          --    2,459,991     17.9%
Reuben F. Richards,
  Jr.....................       518,957        5.3           79,412           149,952             --      518,957      3.9
Thomas G. Werthan........       131,536        1.4           64,421            23,586         15,000      116,536        *
Richard A. Stall.........       170,823        1.8           96,248            30,012         10,000      160,823      1.2
Robert Louis-Dreyfus.....     1,650,582       16.6               --           432,535(2)          --    1,650,582     12.3
Hugh H. Fenwick..........         6,879        *                 --                --             --        6,879      *
Shigeo Takayama(3).......       706,653        7.4               --                --             --      706,653      5.4
Charles Scott............         3,857        *                 --                --             --        3,857      *
John J. Hogan, Jr........            --        *                 --                --             --           --      *
Thomas Brennan...........       265,128        2.8           39,141                --         40,000      225,128      1.7
Robert Bryan.............       265,128        2.8           39,141                --         50,000      215,128      1.6
Craig Farley.............            --        *                 --                --             --           --      *
David D. Hess............         8,665        *              4,412                --             --        8,665      *
Louis A. Koszi...........        10,098        *             10,098                --             --       10,098      *
William J. Kroll.........        79,990        *             21,085            16,134          6,000       73,900      *
Paul Rotella.............         3,578        *              3,578                --             --        3,578      *

All directors and
  executive officers as a
  group (16 persons).....     6,281,865       57.3          353,957         1,110,357             --    6,281,865     44.5

The AER 1997 Trust(4)....     1,588,063       16.5               --           141,504             --    1,588,063     12.1
Gallium Enterprises,
  Inc.(5)................     1,218,047       12.3               --           432,535             --    1,218,047      9.1
Union Miniere Inc.(6)....       642,857        6.8               --                --        250,000      392,857      3.0
Uniroyal Technology
  Corporation(7).........       642,857        6.8               --                --        270,000      372,857      2.8
Hakuto Co., Ltd..........       706,653        7.4               --                --             --      706,653      5.4
General Electric(8)......            --         --               --                --             --           --      *
Alfred T. Copeland,
  Jr.....................         8,000        *                 --             8,000          8,000           --      *
Howard F. Curd...........       402,063        5.2               --                --         93,015      309,048      3.1
Howard R. Curd...........       420,563        5.4               --                --         93,015      327,548      3.2
Charles Maxwell..........        42,511        *                               42,511         10,511       32,000      *
Harold J. O'Keefe........         6,869        *                 --             3,069          3,069        3,800      *
Norman E. Schumaker......       148,611       1.6                --           138,831         48,831       99,780      *


------------------------------

 *  Less than 1.0%

(1) With 141,504 held by the AER 1997 Trust -- see note 4.
(2) Held by Gallium Enterprises Inc. -- see note 5.

(3) Includes 442,368 shares of Common Stock and 264,286 shares of convertible preferred stock owned by Hakuto Co., Ltd., which is controlled by Shigeo Takayama.

(4) Dr. Thomas J. Russell, one of the three trustees for The AER 1997 Trust, is the Chairman of EMCORE. After January 13, 2002, Avery E. Russell, the daughter of Thomas J. Russell will be the primary beneficiary of the trust. The address of The AER 1997 Trust is 117 Leabrook Lane, Princeton, NJ 10854.

(5) Gallium Enterprises Inc. is controlled by Robert Louis-Dreyfus, a member of the board of directors of EMCORE. The address of Gallium Enterprises, Inc. is c/o Harborstone Capital Management., 152 West 57th Street, 21st Floor, New York, New York 10019.
(6) Includes 642,857 shares of convertible preferred stock. The address of Union Miniere Inc. is 13847 West Virginia Drive, Lakewood, Colorado 80228.
(7) Includes 642,857 shares of convertible preferred stock. The address of Uniroyal Technology Corporation is Two North Tamiami Trail, Suite 900, Sarasota, Florida 34236.

(8) In connection with the consummation of the GELcore joint venture, EMCORE issued to General Electric common stock purchase warrants for 282,010 shares of EMCORE common stock based on the stock price as of this offering or the closing price on March 31, 1999. Those warrants have an exercise price of $22.875 and will expire in 2006. General Electric also purchased a $7.8 million subordinated convertible debenture that is convertible into 340,984 shares of common stock at General Electric's option.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in an underwriting agreement, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Prudential Securities Incorporated, Needham & Company, Inc. and SoundView Technology Group, Inc. have severally agreed to purchase from EMCORE and the selling shareholders the respective number of shares of common stock set forth opposite their names below.



                                                              NUMBER OF
UNDERWRITERS:                                                  SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Prudential Securities Incorporated..........................
Needham & Company, Inc......................................
SoundView Technology Group, Inc.............................        --
                                                               -------
  Total.....................................................
                                                               =======


     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The underwriters initially propose to offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the
underwriters) at such price less a concession not in excess of $           per
share. The underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $           per share. After the
initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives at any time without notice.

     DLJdirect, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in the offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJdirect, Inc. for sale to its brokerage account holders.

     EMCORE has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 555,000 additional shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the preceding table.

     EMCORE and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Each of EMCORE, its executive officers and directors and certain shareholders of EMCORE (including the selling shareholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of the prospectus without the prior written consent of Donaldson, Lufkin & Jenrette. In addition, during such period, EMCORE has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of EMCORE (including the selling shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette.

     Other than in the United States, no action has been taken by EMCORE, the selling shareholders or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month period, or 200 shares, whichever is greater. A passive maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for EMCORE by White & Case LLP, Miami, Florida, who may rely upon Dillon, Bitar & Luther, New Jersey counsel for EMCORE as to matters of New Jersey law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of EMCORE as of September 30, 1998 and for the year then ended included and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement described in Note 20), which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The balance sheet of EMCORE as of September 30, 1997, and the statements of operations, shareholders' equity and cash flow for the two year period ended September 30, 1997, included and incorporated by reference in this prospectus, have been included herein and incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


     The financial statements of MicroOptical Devices, Inc. included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports. EMCORE has agreed to indemnify and hold harmless Arthur Andersen LLP and its personnel for any costs and expenses including attorneys' fees incurred by Arthur Andersen in successful defense of a legal action or proceeding that arises as a result of Arthur Andersen's consent to the inclusion of its audit reports on MODE's past financial statements in a registration statement filed by EMCORE with the SEC. A successful defense in this context would be one in which Arthur Andersen is neither decreed to have been culpable nor pays any part of MODE's or EMCORE's damages as a result of judgment or settlement.

     The statements in this Prospectus set forth under the captions "Risk Factors -- Our ability to protect our trade secrets is crucial to our business." "-- We may require licenses to continue to manufacture and sell certain of our compound semiconductor wafers and devices." and discussions of trade secrets and the Rockwell Patent litigation in "Business -- Intellectual Property and Licensing" have been reviewed and approved by Lerner David Littenberg Krumholz & Mentlik, Westfield, New Jersey, patent counsel for EMCORE, as experts on such matters, and are included herein in reliance upon such review and approval.

           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

     On December 5, 1997, EMCORE acquired all of the outstanding capital stock of MODE in exchange for 1,461,866 shares of EMCORE's common stock, 200,966 common stock purchase options and 47,118 common stock purchase warrants. The purchase price was approximately $32.8 million, including direct acquisition costs of approximately $500,000. MODE was a development stage company (incorporated in August 1995) and had 18 employees at the date of acquisition. MODE's activities were substantially directed towards the research and development of optical laser devices. The following unaudited pro forma consolidated statement of operations is based on the historical financial statements of EMCORE and MODE, adjusted to give the effect to the acquisition of MODE by EMCORE. The unaudited pro forma consolidated statements of operations assume that the acquisition of MODE by EMCORE occurred as of October 1, 1997. The pro forma financial information reflects the purchase method of accounting for the acquisition of MODE. The accompanying unaudited pro forma information does not give effect to any cost savings that may be realized as a result of the integration of EMCORE and MODE, or to any changes in the revenues of the combined entity, resulting from such integration. The accompanying unaudited pro forma financial information should be read in conjunction with EMCORE's historical financial statements and the notes thereto and the MODE historical financial statements and the notes thereto included herein. Such unaudited pro forma financial information does not purport to be indicative of the results of operations of EMCORE in the future or what its financial position and results of operations would have been had the acquisition occurred at the dates indicated above.

     EMCORE's acquisition of MODE, a development stage company, constituted a significant and strategic investment for EMCORE to acquire and gain access to MODE's in-process research and development of micro-optical technology. EMCORE's over-riding investment consideration was that if MODE's research and development efforts, with continued research and development funding contemplated and required after acquisition, yielded commercial products for targeted applications, EMCORE would possess a broader array of enabling advanced technologies and would be better positioned for entry into certain existing large and/or high growth technology-dependent markets. The primary value enhancing asset acquired in the MODE acquisition was the technology under development by MODE as part of its planned micro-laser and optical subassembly products. EMCORE plans to use MODE's micro-optical laser technology in new products for data communications and telecommunications applications. As of the date of acquisition, MODE had six primary micro-optical laser research and development projects in process. EMCORE expects MODE's microlasers and optical subassemblies to provide design, performance and significant cost advantages over their technical predecessors such as edge-emitting solid state lasers. Through the integration of vertical cavity surface emitting lasers (VCSELs) with leading original equipment manufacturer systems design, VCSELs are expected to provide enhanced performance benefits to market applications such as Internet access, onboard photonics, Gigabit Ethernet, local area networks, microarea network, digital video discs (DVDs) and fiberoptic switching. In developing EMCORE's financial projections for future revenues and costs, new micro-optical laser product introductions were expected to commence in fiscal 1998 and reflected the impact of entering new markets such as the data communications and telecommunications industries. Should EMCORE be unable to complete the development of any of the six projects, EMCORE may not realize the product, market and financial benefits expected from this acquisition. In February 1998, MODE announced the introduction of its first commercial product, a Gigalase VCSEL. Subsequent to such announcement, MODE's Gigalase product efforts were primarily directed toward engineering, testing and quality control activities to facilitate commercial production which commenced in May 1998. On December 14, 1998, MODE announced its second commercial product, a Gigarray VCSEL.

     As part of the acquisition, EMCORE incurred a one-time in-process research and development write-off of $19.5 million which is reflected in the accompanying financial statements. EMCORE also recorded goodwill of approximately $13.2 million. This is being charged against operations over a three year period, and will therefore impact financial results through December 2000.


                                                YEAR ENDED SEPTEMBER 30, 1998
                                          -----------------------------------------
                                             HISTORICAL            PRO FORMA
                                          ----------------   ----------------------
                                           EMCORE    MODE    ADJUSTMENTS   COMBINED
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................................  $43,760    $100     $     --     $ 43,860
Cost of sales...........................   24,676     161           --       24,836
                                          --------   -----    --------     --------
  Gross profit..........................   19,084     (61)          --       19,024
                                          --------   -----    --------     --------
Operating expenses
  Selling, general and administrative...   14,082     346           --       14,428
  Goodwill amortization(2)..............    3,638      --          738        4,393
  Research and development:(3)
     One-time acquired in-process.......   19,516      --      (19,516)          --
     Recurring..........................   16,495     283           --       16,778
                                          --------   -----    --------     --------
     Total operating expenses...........   53,731     629      (18,778)      35,599
                                          --------   -----    --------     --------
     Operating loss.....................  (34,647)   (690)      18,778      (16,575)
                                          --------   -----    --------     --------
Other expenses
  Stated interest expense (income),
     net................................      973      (4)          --          970
  Imputed warrant interest, non-cash....      601      --           --          601
  Equity in net loss of unconsolidated
     affiliate..........................      198      --           --          198
                                          --------   -----    --------     --------
     Total other expense................    1,772      (4)          --        1,769
                                          --------   -----    --------     --------
     Loss before income taxes and
       extraordinary item...............  (36,419)   (686)      18,778      (18,344)
Provision for income taxes..............       --      --           --           --
                                          --------   -----    --------     --------
  Net loss..............................  (36,419)   (686)      18,778      (18,344)
                                          ========   =====    ========     ========
Shares used in computation of net
  loss..................................    8,775                             8,775
                                          ========                         ========
Net loss per share before extraordinary
  item..................................  $ (4.15)                         $  (2.09)
                                          ========                         ========
Net loss per share......................  $ (4.15)                         $  (2.09)
                                          ========                         ========


------------------------------

Notes to Pro Forma Statement of Operations

(1) EMCORE acquired MODE on December 5, 1997 in exchange for (i) the issuance of 1,461,866 shares of common stock, and (ii) the assumption of (x) up to 200,966 common stock purchase options at exercise prices ranging from $0.43 to $0.59 and (y) 47,118 common stock purchase warrants at exercise prices ranging from $4.32 to $5.92. The transaction purchase price amounted to approximately $32,800,000, including approximately $500,000 of direct acquisition costs. EMCORE's common stock was valued based upon the average closing price of EMCORE's common stock for the five days before and after the announcement of the acquisition. The purchase price was allocated to the assets acquired (approximately $2,801,000) and liabilities assumed (approximately $2,645,000), based upon the fair value at the date of acquisition. In addition, EMCORE recorded a one-time write-off of approximately $19,516,000 (as restated) relating to purchased in-process research and development. Goodwill of approximately $13,157,000 (as restated) was recorded as a result of the acquisition.

(2) To reflect the amortization of goodwill over a period of three years.

(3) To reverse the non-recurring, one-time write-off of $19,516,000 (as restated) relating to purchased in-process research and development.

(4) The operating results of MODE are from the period of October 1, 1997 through the date of acquisition. Subsequent to the date of acquisition, MODE's operations are included with those of EMCORE.

The pro forma statement of operations for the year ended September 30, 1998, does not reflect the non-recurring write-off of the acquired in-process research and development.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by EMCORE with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are incorporated herein by reference:

          1. EMCORE's Annual Report on Form 10-K and 10-K/A for the fiscal year ended September 30, 1998;

          2. EMCORE's Quarterly Reports on Form 10-Q and 10-Q/A for the period ended December 31, 1998 and on Form 10-Q for the period ended March 31, 1999;

          3. EMCORE's Current Report on Form 8-K dated May 13, 1999; and

          4. The description of the common stock, contained in EMCORE's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act: (1) subsequent to the initial filing of this prospectus and prior to the date it is declared effective; and (2) subsequent to the date of this prospectus and prior to the termination of this offering are incorporated by reference and become a part of this prospectus and to be a part hereof from their date of filing. Any statement contained in this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     On request, we will provide anyone who receives a copy of this prospectus with a copy of any or all of the documents incorporated in this prospectus by reference. We will provide this information at no cost to you. Written or telephone requests for such copies should be directed to our principal office:
EMCORE Corporation, 394 Elizabeth Avenue, Somerset, New Jersey 08872, Attn:
Thomas G. Werthan, Secretary, Telephone (732) 271-9090.

                             AVAILABLE INFORMATION

     We file reports, proxy statement and other information with the Commission. Those reports, proxy statements and other information may be obtained:

     - At the Public Reference Room of the Commission, Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 (for information, please call 1-800-SEC-0330);

     - At the public reference facilities at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - By writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

     - At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

     - From the Internet site maintained by the Commission at http://www.sec.gov. which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

     Some locations may charge prescribed or modest fees for copies.

     EMCORE has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act covering the shares of common stock offered hereby. As permitted by the Commission, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                               EMCORE CORPORATION

                         INDEX OF FINANCIAL STATEMENTS

Report of Deloitte & Touche LLP, Independent Accountants....  F-2
Report of Coopers & Lybrand L.L.P., Independent
  Accountants...............................................  F-3
FINANCIAL STATEMENTS:
Consolidated Balance Sheets as of September 30, 1997 and
  1998......................................................  F-4
Consolidated Statements of Operations for the Years Ended
  September 30, 1996, 1997 and 1998.........................  F-5
Consolidated Statements of Shareholders' Equity as of
  September 30, 1996, 1997 and 1998.........................  F-6
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1996, 1997 and 1998.........................  F-7
Notes to Financial Statements...............................  F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of EMCORE Corporation
Somerset, New Jersey

     We have audited the accompanying consolidated balance sheet of EMCORE Corporation, (the "Company") as of September 30, 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1998 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     As discussed in Note 20 the accompanying 1998 consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
May 14, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of EMCORE Corporation

     We have audited the accompanying balance sheet of EMCORE Corporation (the "Company") as of September 30, 1997, the related statements of operations, shareholders' (deficit) equity and cash flows for each of the two years in the period ended September 30, 1997. These financial statements schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMCORE Corporation as of September 30, 1997, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                              Coopers & Lybrand L.L.P.

Parsippany, New Jersey
November 3, 1997, except for
  note 15, as to which the date
  is December 5, 1997

                               EMCORE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                       AS OF
                                                          AS OF SEPTEMBER 30,        MARCH 31,
                                                      ---------------------------       1999
                                                          1997           1998       (UNAUDITED)
                                                                     (AS RESTATED   (AS RESTATED
                                                                     SEE NOTE 20)   SEE NOTE 20)
Current assets:
  Cash and cash equivalents.........................  $  3,653,145   $  4,455,836   $  1,640,437
  Restricted cash...................................       312,500         62,500             --
  Accounts receivable, net of allowance for doubtful
    accounts of approximately $697,000, $611,000 and
    $577,000 at September 30, 1997, September 30,
    1998 and March 31, 1999, respectively...........     8,439,704      7,437,822     11,462,660
  Accounts receivable -- related parties............     2,500,000        500,000      2,746,731
  Inventories, net..................................     7,185,626     12,445,326     12,684,046
  Costs in excess of billings on uncompleted
    contracts.......................................            --         77,531         93,962
  Prepaid expenses and other current assets.........       120,393        130,075        199,919
                                                      ------------   ------------   ------------
    Total current assets............................    22,211,368     25,109,090     28,827,755
Property, plant and equipment, net..................    16,797,833     36,209,831     43,259,928
Goodwill, net.......................................            --      9,519,000      7,322,000
Investments in unconsolidated affiliates............            --        291,504      4,391,762
Other assets, net...................................       453,608      2,090,219      1,269,705
                                                      ------------   ------------   ------------
    Total assets....................................  $ 39,462,809   $ 73,219,644   $ 85,071,150
                                                      ============   ============   ============

Current liabilities:
  Note payable -- related party.....................  $         --   $  7,000,000   $         --
  Accounts payable..................................     4,050,216     12,022,628      9,131,425
  Accrued expenses..................................     3,867,589      4,197,405      5,457,262
  Advanced billings.................................     1,998,183      3,180,370      6,682,305
  Capitalized lease obligation -- current...........        15,030        673,036        731,908
  Other current liabilities.........................       124,279         52,778        161,815
                                                      ------------   ------------   ------------
    Total current liabilities.......................    10,055,297     27,126,217     22,164,715
Long-term debt:
  Bank loans........................................            --     17,950,000     23,000,000
  Subordinated notes, net...........................     7,499,070      7,808,772      8,002,588
  Capitalized lease obligation, net of current
    portion.........................................        77,870        754,517        470,242
  Other liabilities.................................            --             --      1,097,389
                                                      ------------   ------------   ------------
    Total liabilities...............................    17,632,237     53,639,506     54,734,934
                                                      ------------   ------------   ------------
Mandatorily redeemable convertible preferred stock,
  1,550,000 shares issued and outstanding at March
  31, 1999 (redeemable at maturity for
  $21,700,000)......................................            --             --     21,368,476
Shareholders' equity:
Preferred stock, $.0001 par value, 5,882,353 shares
  authorized, no shares outstanding in all
  periods...........................................            --             --             --
Common stock, no par value, 23,529,411 shares
  authorized, 6,000,391, 9,375,952, and 9,446,347
  issued and outstanding September 30, 1997,
  September 30, 1998 and March 31, 1999,
  respectively......................................    45,816,774     87,443,237     87,855,450
Accumulated deficit.................................   (23,777,658)   (60,196,454)   (71,221,065)
Notes receivable from warrant issuances and stock
  sales.............................................      (208,544)    (7,666,645)    (7,666,645)
                                                      ------------   ------------   ------------
    Total shareholders' equity......................    21,830,572     19,580,138      8,967,740
                                                      ------------   ------------   ------------
    Total shareholders' equity and mandatorily
      redeemable convertible preferred stock........    21,830,572     19,580,138     30,336,216
                                                      ------------   ------------   ------------
    Total liabilities, shareholders' equity, and
      mandatorily redeemable convertible preferred
      stock.........................................  $ 39,462,809   $ 73,219,644   $ 85,071,150
                                                      ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                               EMCORE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     SIX MONTHS ENDED
                                            YEARS ENDED SEPTEMBER 30,                    MARCH 31,
                                     ----------------------------------------   ---------------------------
                                        1996          1997           1998           1998           1999
                                                                 (AS RESTATED           (UNAUDITED)
                                                                 SEE NOTE 20)
                                                                                (AS RESTATED   (AS RESTATED
                                                                                SEE NOTE 20)   SEE NOTE 20)
Revenues:
  Systems and materials............  $24,066,506   $46,591,662   $ 42,820,791   $25,881,555    $ 26,048,272
  Services.........................    3,712,379     1,160,910        939,192       283,020         148,402
                                     -----------   -----------   ------------   ------------   ------------
    Total revenues.................   27,778,885    47,752,572     43,759,983    26,164,575      26,196,674
Cost of sales:
  Systems and materials............   16,121,938    29,309,898     24,148,783    13,808,098      15,165,847
  Services.........................    2,484,482       784,117        526,706       101,071          52,998
                                     -----------   -----------   ------------   ------------   ------------
    Total cost of sales............   18,606,420    30,094,015     24,675,489    13,909,169      15,218,845
                                     -----------   -----------   ------------   ------------   ------------
    Gross profit...................    9,172,465    17,658,557     19,084,494    12,255,406      10,977,829
                                     -----------   -----------   ------------   ------------   ------------
Operating expenses:
  Selling, general and
    administrative.................    6,524,482     9,346,329     14,082,438     5,753,766       6,367,485
  Goodwill amortization............           --            --      3,637,941     1,441,941       2,197,000
  Research and development --
    recurring......................    5,401,413     9,001,188     16,494,888     5,876,593      10,272,376
  Research and development --
    one-time acquired in-process,
    non-cash.......................           --            --     19,516,000    19,516,000              --
                                     -----------   -----------   ------------   ------------   ------------
        Total operating expenses...   11,925,895    18,347,517     53,731,267    32,588,300      18,836,861
                                     -----------   -----------   ------------   ------------   ------------

    Operating loss.................   (2,753,430)     (688,960)   (34,646,773)  (20,332,894)     (7,859,032)
                                     -----------   -----------   ------------   ------------   ------------
Other expenses:
  Stated interest, net of interest
    income of $71,000, $237,000,
    and $448,000 for the years
    ended September 30, 1996, 1997
    and 1998, respectively, and
    $192,000 and $285,000 for the
    six months ended March 31, 1998
    and 1999, respectively.........      297,093       519,422        972,992       115,922         693,112
  Imputed warrant interest expense,
    non-cash.......................      125,791     3,988,390        600,536       192,121         632,973
  Equity in net loss of
    unconsolidated affiliate.......           --            --        198,495            --       1,671,021
                                     -----------   -----------   ------------   ------------   ------------
    Loss before income taxes and
      extraordinary item...........   (3,176,314)   (5,196,772)   (36,418,796)  (20,640,937)    (10,856,138)
Provision for income taxes.........           --       137,000             --        20,000              --
                                     -----------   -----------   ------------   ------------   ------------
    Net loss before extraordinary
      item.........................   (3,176,314)   (5,333,772)   (36,418,796)  (20,660,937)    (10,856,138)
Extraordinary item -- loss on early
  extinguishment of debt...........           --       285,595             --            --              --
                                     -----------   -----------   ------------   ------------   ------------
    Net loss.......................  $(3,176,314)  $(5,619,367)  $(36,418,796)  $(20,660,937)  $(10,856,138)
                                     ===========   ===========   ============   ============   ============
Per share data:
  Weighted average basic and
    diluted shares used in per
    share data calculations........    2,994,466     4,668,822      8,775,270     8,189,112       9,408,570
Net loss per basic and diluted
  share before extraordinary
  item.............................  $     (1.06)  $     (1.14)  $      (4.15)  $     (2.52)   $      (1.17)
                                     ===========   ===========   ============   ============   ============
Net loss per basic and diluted
  share............................  $     (1.06)  $     (1.20)  $      (4.15)  $     (2.52)   $      (1.17)
                                     ===========   ===========   ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                               EMCORE CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997, 1998
                 AND THE SIX-MONTH PERIOD ENDED MARCH 31, 1999

                                                COMMON STOCK                        SHAREHOLDERS'       TOTAL
                                          ------------------------   ACCUMULATED        NOTES       SHAREHOLDERS'
                                            SHARES       AMOUNT        DEFICIT       RECEIVABLE        EQUITY
BALANCE AT SEPTEMBER 30, 1995...........   2,994,461   $16,637,566   $(14,981,977)   $  (146,107)   $  1,509,482
Issuance of common stock purchase
  warrants..............................          --     2,340,000                                     2,340,000
Notes receivable due from shareholders
  in connection with issuance of
  detachable warrants...................                                                (151,579)       (151,579)
Net loss................................                              (3,176,314)                     (3,176,314)
                                          ----------   -----------   ------------    -----------    ------------
BALANCE AT SEPTEMBER 30, 1996...........   2,994,461    18,977,566   (18,158,291)       (297,686)        521,589
Issuance of common stock purchase
  warrants..............................                 3,601,455                                     3,601,455
Issuance of common stock in initial
  public offering, net of issuance cost
  of $3,110,345.........................   2,875,000    22,764,655                                    22,764,655
Issuance of common stock on exercise of
  warrants..............................      94,124       384,027                                       384,027
Issuance of common stock on exercise of
  stock options.........................      34,965        53,640                                        53,640
Redemptions of notes receivable from
  shareholders..........................                                                  31,842          31,842
Forgiveness of notes receivable from
  shareholder...........................                                                  57,300          57,300
Compensatory stock issuances............       1,841        35,431                                        35,431
Net loss................................                              (5,619,367)                     (5,619,367)
                                          ----------   -----------   ------------    -----------    ------------
BALANCE AT SEPTEMBER 30, 1997...........   6,000,391    45,816,774   (23,777,658)       (208,544)     21,830,572
Issuance of common stock purchase
  warrants..............................                 1,309,546                                     1,309,546
Issuance of common stock on exercise of
  warrants in exchange for notes
  receivable............................   1,827,966     7,458,101                    (7,458,101)             --
Issuance of common stock and common
  stock purchase options and warrants in
  connection with the acquisition of
  MODE..................................   1,461,866    32,329,000                                    32,329,000
Stock option exercise...................      35,809        83,486                                        83,486
Stock purchase warrant exercise.........       5,660        23,092                                        23,092
Issuance of common stock on exercise of
  warrants in exchange for subordinated
  notes.................................      17,605        71,841                                        71,841
Compensatory stock issuances............      26,655       351,397                                       351,397
Net loss (as restated, see Note 20).....                             (36,418,796)                    (36,418,796)
                                          ----------   -----------   ------------    -----------    ------------
BALANCE AT SEPTEMBER 30, 1998 (AS
  RESTATED, SEE NOTE 20)................   9,375,952    87,443,237   (60,196,454)     (7,666,645)     19,580,138
Preferred stock dividends...............                                (144,663)                       (144,663)
Periodic accretion of redeemable
  preferred stock to mandatory
  redemption value......................                                 (23,810)                        (23,810)
Stock purchase warrant exercise.........         359         1,157                                         1,157
Stock option exercise...................      55,564       200,069                                       200,069
Compensatory stock issuances............      14,472       210,987                                       210,987
Net loss................................                             (10,856,138)                    (10,856,138)
                                          ----------   -----------   ------------    -----------    ------------
BALANCE AT MARCH 31, 1999 (UNAUDITED)...   9,446,347   $87,855,450   $(71,221,065)   $(7,666,645)   $  8,967,740
                                          ==========   ===========   ============    ===========    ============

The accompanying notes are an integral part of these consolidated financial statements.

                               EMCORE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     SIX MONTHS ENDED
                                           YEARS ENDED SEPTEMBER 30,                     MARCH 31,
                                   ------------------------------------------   ---------------------------
                                       1996           1997           1998           1998           1999
                                                                 (AS RESTATED           (UNAUDITED)
                                                                 SEE NOTE 20)
                                                                                (AS RESTATED   (AS RESTATED
                                                                                SEE NOTE 20)   SEE NOTE 20)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net loss.........................  $ (3,176,314)  $ (5,619,367)  $(36,418,796)  $(20,660,937)  $(10,856,138)
Adjustments to reconcile net loss
  to net cash provided by (used
  for) operating activities:
  Acquired in-process research
    and development, non-cash....            --             --     19,516,000    19,516,000              --
  Depreciation and
    amortization.................     1,871,016      3,187,755      8,767,105     4,087,116       5,661,977
  Provision for doubtful
    accounts.....................       146,418        515,000      1,118,000       (80,200)        120,000
  Provision for inventory
    valuation....................       105,000        120,000        120,000        60,000              --
  Deferred gain on sale to
    associated company...........            --             --             --            --       1,259,204
  Detachable warrant accretion
    and debt issuance cost
    amortization.................       125,792      3,988,390        600,536       192,121         632,973
  Extraordinary loss on early
    extinguishment of debt.......            --        285,595             --            --              --
  Equity in net loss of an
    unconsolidated affiliate.....            --             --        198,495            --       1,671,021
  Compensatory stock issuances...            --         35,431        351,397       169,833         210,987
  Write-off note receivable due
    from shareholder.............            --         57,300             --            --              --
Change in assets and liabilities:
  Accounts receivable -- trade...    (1,041,956)    (5,929,533)         1,882    (2,559,591)     (4,144,838)
  Accounts receivable -- related
    party........................            --     (2,500,000)     2,000,000            --      (2,246,731)
  Inventories....................    (4,410,566)       339,414     (5,243,187)   (2,636,638)       (238,719)
  Costs in excess of billings on
    uncompleted contracts........        (2,882)        19,322        (77,531)      (19,281)        (16,431)
  Prepaid expenses and other
    current assets...............       (26,784)       (60,458)        12,632      (258,792)        (69,844)
  Other assets...................      (468,565)        27,568       (623,775)     (168,226)        315,876
  Accounts payable...............     3,398,078     (2,029,154)     7,949,760     1,413,423      (2,891,203)
  Accrued expenses...............       777,899      1,880,943       (970,148)   (1,255,438)      1,259,857
  Advanced billings..............     1,122,667     (1,308,279)     1,182,187    (1,912,317)      3,501,935
  Billings in excess of costs on
    uncompleted contracts........      (306,359)            --             --            --              --
  Unearned service revenue.......        12,315        111,964        (71,501)      (94,279)        (52,778)
                                   ------------   ------------   ------------   ------------   ------------
Total adjustments................     1,302,073     (1,258,742)    34,831,852    16,453,731       4,973,286
                                   ------------   ------------   ------------   ------------   ------------
Net cash and cash equivalents
  used for operating
  activities.....................    (1,874,241)    (6,878,109)    (1,586,944)   (4,207,206)     (5,882,852)
                                   ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchase of property, plant,
    and equipment................    (7,090,869)   (11,631,642)   (22,132,071)   (4,995,579)    (10,448,436)
  Acquisition, cash acquired.....            --             --        192,799       192,799              --
  Investments in unconsolidated
    affiliates...................            --             --       (490,000)                   (5,771,279)
  (Funding) payments of
    restricted cash..............            --       (312,500)       250,000       124,999          62,501
                                   ------------   ------------   ------------   ------------   ------------
Net cash and cash equivalents
  used for investing
  activities.....................    (7,090,869)   (11,944,142)   (22,179,272)   (4,677,781)    (16,157,214)
                                   ------------   ------------   ------------   ------------   ------------

                               EMCORE CORPORATION

                                                                                     SIX MONTHS ENDED
                                           YEARS ENDED SEPTEMBER 30,                     MARCH 31,
                                   ------------------------------------------   ---------------------------
                                       1996           1997           1998           1998           1999
                                                                 (AS RESTATED           (UNAUDITED)
                                                                 SEE NOTE 20)
                                                                                (AS RESTATED   (AS RESTATED
                                                                                SEE NOTE 20)   SEE NOTE 20)
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from preferred stock
    offering -- net of issuance
    costs of $500,000............            --             --             --            --      21,200,000
  Proceeds from initial public
    offering, net of issuance
    cost of $3,110,345...........            --     22,764,655             --            --
  Proceeds (payments) under bank
    loans........................            --      8,000,000     17,950,000     7,950,000       5,050,000
  Proceeds (payments) from notes
    payable, related party,
    net..........................            --             --      7,000,000            --      (7,000,000)
  Proceeds from subordinated note
    issuance.....................    11,009,600             --             --            --              --
  Payments on demand note
    facility and subordinated
    debt.........................            --    (10,000,000)            --            --              --
  Proceeds from exercise of stock
    purchase warrants............            --         85,121         23,092        19,131             308
  Proceeds from exercise of stock
    options......................            --         53,640         83,486        41,926         199,763
  Payments on capital lease
    obligations..................    (3,000,000)        (5,723)      (487,671)     (187,105)       (225,403)
  Reduction in notes receivable
    from shareholders............            --        210,317             --            --              --
                                   ------------   ------------   ------------   ------------   ------------
Net cash and cash equivalents
  provided by financing
  activities.....................     8,009,600     21,108,010     24,568,907     7,823,952      19,224,668
                                   ------------   ------------   ------------   ------------   ------------
Net (decrease) increase in cash
  and cash equivalents...........      (955,510)     2,285,759        802,691    (1,061,035)     (2,815,398)
Cash and cash equivalents at
  beginning of period............     2,322,896      1,367,386      3,653,145     3,653,145       4,455,835
                                   ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end
  of period......................  $  1,367,386   $  3,653,145   $  4,455,836   $ 2,592,110    $  1,640,437
                                   ============   ============   ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
Cash paid for interest...........  $    276,000   $    600,000   $  1,347,000       314,521         865,087
Cash paid for income taxes.......        55,000             --             --            --              --
NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Common stock issued on the
  exercise of warrants in
  exchange for subordinated
  notes..........................            --             --   $     71,841            --              --
Issuance of common stock on the
  exercise of warrants in
  exchange for notes
  receivable.....................            --             --   $  7,458,101   $ 7,458,101              --
Issuance of common stock, and
  common stock purchase options
  and warrants in connection with
  the acquisition of MicroOptical
  Devices, Inc...................            --             --   $ 32,329,003   $32,329,003              --

Reference is made to Note 8 -- Debt Facilities -- for disclosure relating to certain non-cash warrant issuance.

The accompanying notes are an integral part of these consolidated financial statements.

                               EMCORE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF BUSINESS

     EMCORE is a designer and developer of compound semiconductor materials and process technology and a manufacturer of production systems used to fabricate compound semiconductor wafers. Compound semiconductors are used in a broad range of applications in wireless communications, telecommunications, computers, and consumer and automotive electronics. The Company has recently capitalized on its technology base by expanding into the design and production of compound semiconductor wafers and package-ready devices and under specific arrangements has licensed certain process technologies. During fiscal 1998, the Company completed the acquisition of a development stage company focused on the research and development of optical laser technologies (see Note 3). The Company offers its customers a complete, vertically-integrated solution for the design, development and production of compound semiconductor wafers and devices.

     Basis of Presentation and Liquidity. The accompanying financial statements have been prepared on a going concern basis. For the year ended September 30, 1998, the Company experienced an 8% decline in revenue of approximately $4.0 million and a substantial operating loss amounting to approximately $34.6 million (approximately $15.1 million excluding the effect of acquired in-process research and development) and had a working capital deficiency of $2.0 million.

     The Company's operations are subject to a number of risks, including but not limited to a history of net losses from operations, future capital needs, dependence on key personnel, competition and risk of technological obsolescence, governmental regulations and approvals, technology research and development results, continued development of its compound semiconductor manufacturing and marketing capabilities and a concentration of international sales in Asia. The Company's operations for the year ended September 30, 1998 were primarily funded through borrowings under existing credit facilities and short-term advances from the Company's Chairman -- aggregating $7.0 million as of September 30, 1998. The Company's Chairman has from time to time provided credit enhancements in the form of debt guarantees and has loaned the Company funds to support its expansion and capital equipment requirements. The Company's Chief Executive Officer has also provided credit enhancement in the form of debt guarantees for the Company. On November 30, 1998, the Company completed a preferred stock private placement (the "Private Placement" see Note 17), resulting in net proceeds of $21.2 million. The Company repaid its Chairman $8.5 million (including $1.5 million advanced to the Company subsequent to September 30, 1998), invested approximately $5.6 million in two unconsolidated ventures, used $2 million to repay debt and the balance is being used for general working capital purposes. In addition, the Company's $10.0 million credit facility was extended to October 1, 1999. The Company's Chairman has committed to provide the Company with $30 million of long-term financing through July 1, 2000. The Chairman's financing commitment terminates if the Company completes a secondary offering of approximately $40.0 million. The Company's operating plans include, among other things attempting to improve (i) operating cash flow through increased sales of compound semiconductor systems, wafers and package-ready devices

                               EMCORE CORPORATION
and (ii) managing its cost structure in relation to its anticipated level of revenues. The Company believes that its current liquidity, together with available credit facilities and the proceeds from the Private Placement, should be sufficient to meet its cash needs for working capital through fiscal 1999. If the working capital generated from the Private Placement and cash generated from operations is not sufficient to satisfy the Company's liquidity requirements, the Company will seek to obtain additional equity or debt financing. Additional funding may not be available when needed or on terms acceptable to the Company. If the Company is required to raise additional financing and if adequate funds are not available or are not available on acceptable terms, the ability to continue to fund expansion, develop and enhance products and services, or otherwise respond to competitive pressures would be severely limited. Such a limitation could have a material adverse effect on the Company's business, financial condition or operations and the financial statements do not include any adjustment that could result therefrom.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Interim Financial Information. The financial information as of March 31, 1999 and for the six-month periods ended March 31, 1998 and 1999 is unaudited, but includes all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the six months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The equity method of accounting is used for unconsolidated affiliates in which the Company's equity is at least 20% and not more than 50%. All significant intercompany transactions are eliminated upon consolidation.

     Cash and Cash Equivalents. The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. The Company had approximately $2.3 million and $3.0 million in cash equivalents at September 30, 1997 and 1998, respectively. As of September 30, 1998, the Company had restricted cash in the amount of $62,500 due to a contractual obligation.

     Inventories. Inventories are stated at the lower of FIFO (first-in, first-out) cost or market. Reserves are established for slow moving or obsolete inventory based upon historical and anticipated usage.

     Property and Equipment. Property and equipment are stated at cost. Significant renewals and betterments are capitalized. Maintenance and repairs which do not extend the useful lives of the respective assets are expensed. Depreciation is recorded using the straight-line method over the estimated useful lives of the applicable assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of

                               EMCORE CORPORATION
the improvements, whichever is less. Depreciation expense includes the amortization of capital lease assets. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation accounts are adjusted accordingly, and any resulting gain or loss is recorded in current operations.

     Long-Lived Assets. The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impairment. To date no such impairment has been indicated. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows before interest. In the event of an impairment, a loss is recognized based on the amount by which the carrying amount exceeds fair value of the asset. Fair value is determined primarily using the anticipated cash flows before interest, discounted at a rate commensurate with the risk involved.

     Deferred Costs. Included in other assets are deferred costs related to obtaining product patents and debt issuance costs and an investment in an unconsolidated affiliate. Total amortization expense amounted to approximately $128,000, $40,000 and $79,000 for the years ended September 30, 1996, 1997 and
1998, respectively. During the year ended September 30, 1998, the Company issued 284,684 common stock purchase warrants in exchange for the guaranteeing of a credit facility by the Company's Chairman and Chief Executive Officer. The warrants were assigned a value of $1,310,000 which is being amortized over the eighteen month term of the facility. The warrants were valued by the Company based upon its application of the Black Scholes Option Pricing Model ("Black Scholes"). Amortization expense related to such warrant issuance amounted to approximately $219,000 for fiscal 1998.

     Goodwill. Goodwill is amortized using the straight-line method over three years. The Company, as applicable, evaluates whether there has been a permanent impairment in the value of goodwill. Any impairment would be recognized when the sum of expected undiscounted cash flows derived from the acquired business is less than its carrying value.

     Income Taxes. The Company recognizes deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation and amortization of intangible assets.

     Revenue and Cost Recognition -- Systems, Components and Service Revenues. Revenue from systems sales is recognized upon shipment, when title passes to the customer. Subsequent to product shipment, the Company incurs certain installation costs at the customer's facility and warranty costs which are estimated and accrued at the time the sale is recognized. Component sales and service revenues are recognized when goods are shipped or services are rendered to the customer. Service revenue

                               EMCORE CORPORATION
under contracts with specified service terms is recognized as earned over the service period in accordance with the terms of the applicable contract. Costs in connection with the procurement of the contracts are charged to expense as incurred.

     Revenue and Cost Recognition -- Contract Revenue. The Company's research contracts require the development or evaluation of new materials applications and have a duration of six to thirty-six months. For research contracts with the U.S. Government and commercial enterprises with durations greater than six months, the Company recognizes revenue to the extent of costs incurred plus the estimated gross profit as stipulated in such contracts, based upon contract performance. Contracts with a duration of six months or less are accounted for on the completed contract method. A contract is considered complete when all costs, except insignificant items, have been incurred, and the research reporting requirements to the customer have been met. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs, as well as coverage of certain general and administrative costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues from contracts amounted to approximately $3,295,000, $614,000 and $438,000 for the years ended September 30, 1996, 1997 and 1998, respectively.

     Research and Development. Research and development costs related to the development of both present and future products and Company-sponsored materials application research are charged to expense as incurred. In connection with the acquisition of MicroOptical Devices, Inc. ("MODE"), the Company recorded a charge of $19,516,000 for acquired in-process research and development.

     Fair Value of Financial Instruments. The Company estimates the fair value of its financial instruments based upon discounted cash flow analyses using the Company's incremental borrowing rate on similar instruments as the discount rate. As of September 30, 1998, the fair value of the Company's subordinated notes exceeded the carrying value of such instruments by approximately $830,000. As of September 30, 1998, the carrying values of the Company's cash and cash equivalents, receivables, accounts payable and variable rate based debt as reflected on the Company's accompanying balance sheet approximates fair value.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The Company's most significant estimates relate to acquired in-process research and development, accounts receivable and inventory valuation reserves, warranty and installation accruals, estimates of cost and related gross profits on certain research contracts and the valuation of long-lived assets.

                               EMCORE CORPORATION

     Net Loss Per Share. The Company accounts for earnings per share under the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS No. 128"). Basic and diluted earnings per share calculated pursuant to SFAS No. 128 have been restated for all periods presented to give effect to the Securities and Exchange Commission's Staff Accounting Bulletin No. 98 which eliminated certain computational requirements of Staff Accounting Bulletin No. 64.

     Basic earnings per common share was calculated by dividing net loss by the weighted average number of common stock shares outstanding during the period. Diluted earnings per share was calculated by dividing net loss by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The following table reconciles the number of shares utilized in the Company's earnings per share calculations.

                                                                         SIX MONTHS ENDED
                                YEARS ENDED SEPTEMBER 30,                    MARCH 31,
                         ----------------------------------------   ---------------------------
                            1996          1997           1998           1998           1999
                                                                            (UNAUDITED)
Net loss...............  $(3,176,314)  $(5,619,367)  $(36,418,796)  $(20,660,937)  $(10,856,138)
  Preferred stock
    dividends..........           --            --             --             --       (144,663)
  Periodic accretion of
    preferred stock to
    redemption value...           --            --             --             --        (23,810)
                         -----------   -----------   ------------   ------------   ------------
Net loss available to
  common
  shareholders.........  $(3,176,314)  $(5,619,367)  $(36,418,796)  $(20,660,937)  $(11,024,611)
                         ===========   ===========   ============   ============   ============
Loss per common share--
  basic................  $     (1.06)  $     (1.20)  $      (4.15)  $      (2.52)  $      (1.17)
                         ===========   ===========   ============   ============   ============
Loss per common share--
  diluted..............  $     (1.06)  $     (1.20)  $      (4.15)  $      (2.52)  $      (1.17)
                         ===========   ===========   ============   ============   ============
Common
  shares -- basic......    2,994,466     4,668,822      8,775,270      8,189,112      9,408,570
Effect of dilutive
  securities:
Stock options and
  warrants.............           --            --             --             --             --
Preferred Stock........           --            --             --             --             --
Common
  shares -- diluted....    2,994,466     4,668,822      8,775,270      8,189,112      9,408,570

-------------------------

The effect of outstanding common stock purchase options and warrants and the number of shares to be issued upon the conversion of the Company's Series I Preferred Stock have been excluded from the Company's earnings per share calculation since the effect of such securities is anti-dilutive.

     Reclassifications. Prior period balances have been reclassified to conform with the current period financial statement presentation.

                               EMCORE CORPORATION

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is required to adopt this standard in its fiscal year ended September 30, 1999. The adoption of SFAS No. 131 will not have an impact on the Company's results of operations, financial position or cash flows.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use, including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on its results of operations, financial position or cash flows.

     In April 1998, AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start up activities and organization costs to be expenses as incurred. The adoption of this standard is not expected to have a significant impact on its results of operations, financial position or cash flows.

     In June of 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of these instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. Management believes that adopting this statement will not have a material impact on the financial position, results of operations, or cash flows of the Company.

                               EMCORE CORPORATION

NOTE 3.  ACQUISITION

     On December 5, 1997, the Company acquired all of the outstanding capital stock of MODE in exchange for 1,461,866 shares of EMCORE common stock, 200,966 common stock purchase options (exercise prices ranging from $0.43 to $0.59), and 47,118 common stock purchase warrants (exercise prices ranging from $4.32 to $5.92). The purchase price was approximately $32,829,000 including direct acquisition costs of approximately $500,000. The acquisition of MODE was recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired business and the fair values of the acquired tangible and intangible assets and assumed liabilities have been included in the Company's financial statements as of December 5, 1997. The allocation of the fair value of the net assets acquired is as follows:

Net tangible assets.........................................  $   156,000
Goodwill....................................................   13,157,000
Acquired in process research and development................   19,516,000
                                                              -----------
  Total purchase price......................................  $32,829,000
                                                              ===========

     The common stock issued in connection with the MODE acquisition was valued based upon the average closing price of the Company's common stock for the five days before and after the announcement date of the acquisition. The assumed MODE options and warrants were valued using Black-Scholes and such values amounted to approximately $3,761,000 and $793,000, respectively.

     The MODE options have a term of 10 years from the date of grant, with such options expiring at various dates through July 2007. The options vest, with continued service, over a four-year period; 25% in year one and 75% equally over the remaining 36 months. The warrants have a term of 10 years from the date of grant, were exercisable upon grant, and expire at various dates through May 2007.

     MODE was a development stage company (incorporated in August 1995) and had 18 employees at the date of acquisition. MODE's activities were substantially dedicated towards the research and development of optical laser devices at the date of acquisition.

     Management is responsible for estimating the fair value of the acquired in-process research and development. As of the date of acquisition, MODE had six primary micro-optical laser research and development projects in-process, which had not reached technological feasibility. MODE's in-process research and development related to new technologies, the fair value assumptions relating to pricing, product margins and expense levels were based upon management's experience with its own operations and the compound semiconductor industry as a whole.

     The Company allocated $475,000 of the purchase price to the acquired workforce of MODE which is included in the approximately $13.2 million of goodwill discussed above. The amount allocated to goodwill is being amortized over a period of three years.

                               EMCORE CORPORATION

     The following unaudited pro forma basis financial information reflects the combined results of operations of the Company and MODE, as if MODE had been acquired as of October 1, 1996 and October 1, 1997, respectively, but does not reflect the non-recurring write-off of the acquired in-process research and development. The summary includes the impact of certain adjustments, such as goodwill amortization and the number of shares outstanding.

                                                       YEAR ENDED SEPTEMBER 30,
                                                      ---------------------------
                                                          1997           1998
                                                              (UNAUDITED)
Revenue.............................................  $ 48,313,000   $ 43,860,000
Net loss before extraordinary item..................   (12,219,000)   (18,344,000)
Net loss............................................   (12,505,000)   (18,344,000)
Net loss per basic and diluted share................        $(2.04)        $(2.09)

     The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition had occurred on October 1, 1996. In addition, the unaudited pro forma results of operations are not intended to be a projection of future results that might be achieved from the combined entity. The foregoing pro forma results of operations does not reflect the non-recurring write-off of acquired in-process research and development.

NOTE 4.  CONCENTRATION OF CREDIT RISK

     The Company sells its compound semiconductor products domestically and internationally. The Company's international sales are generally made under letter of credit arrangements.

     For the years ended September 30, 1996, 1997 and 1998, the Company sold 42.5%, 42.0% and 39.1% of its products to foreign customers, respectively.

     The Company's world-wide sales to major customers were as follows:

                                                      AS OF SEPTEMBER 30,
                                            ---------------------------------------
                                               1996          1997          1998
Customer A................................  $ 6,558,930   $ 4,872,540   $ 7,563,137
Customer B................................    1,773,864     7,158,619     5,602,120
Customer C................................           --     2,500,000     2,501,500
Customer D................................    1,530,000     3,085,000       178,856
Customer E................................    2,075,722            --            --
                                            -----------   -----------   -----------
  Total...................................  $11,938,516   $17,616,159   $15,845,613
                                            ===========   ===========   ===========

     The Company performs material application research under contract with the U.S. Government or as a subcontractor of U.S. Government funded projects.

     The Company performs ongoing credit evaluations of its customers' financial condition and collateral is not requested. The Company maintains reserves for potential credit losses based upon the credit risk of specified customers, historical trends and other information. To reduce credit risk and to fund manufacturing costs, the

                               EMCORE CORPORATION

Company requires periodic prepayments or irrevocable letters of credit on most production system orders. During the quarter ended June 30, 1998, the Company wrote off outstanding receivables of approximately $1.0 million which was due from an Asian customer. Prior to this event, the Company's credit losses generally had not exceeded its expectations.

     The Company has maintained cash balances with certain financial institutions in excess of the $100,000 insured limit of the Federal Deposit Insurance Corporation.

NOTE 5.  INVENTORIES

     The components of inventories consisted of the following:

                                               AS OF SEPTEMBER 30,         AS OF
                                             ------------------------    MARCH 31,
                                                1997         1998          1999
                                                                        (UNAUDITED)
Raw materials..............................  $6,513,379   $11,346,487   $ 9,926,968
Work-in-process............................     672,247     1,091,971     2,743,897
Finished goods.............................          --         6,868        13,181
                                             ----------   -----------   -----------
  Total....................................  $7,185,626   $12,445,326   $12,684,046
                                             ==========   ===========   ===========

NOTE 6.  PROPERTY, PLANT AND EQUIPMENT

Major classes of property and equipment are summarized below:

                                             AS OF SEPTEMBER 30,          AS OF
                                         ---------------------------    MARCH 31,
                                             1997           1998           1999
                                                                       (UNAUDITED)
Land...................................  $         --   $  1,028,902   $  1,028,902
Building...............................            --      7,493,385      8,915,945
Equipment..............................    19,190,770     28,367,324     34,379,727
Furniture and fixtures.................     2,300,146      3,255,680      3,999,342
Leasehold improvements.................     6,085,256      9,948,121     10,283,521
Fixed assets under capital leases......        98,623      2,042,728      3,956,157
                                         ------------   ------------   ------------
                                           27,674,795     52,136,140     62,563,594
Less: accumulated depreciation and
  amortization.........................   (10,876,962)   (15,926,309)   (19,303,666)
                                         ------------   ------------   ------------
  Total................................  $ 16,797,833   $ 36,209,831   $ 43,259,928
                                         ============   ============   ============

                               EMCORE CORPORATION

     At September 30, 1998, minimum future lease payments due under the capital leases are as follows:

PERIOD ENDING SEPTEMBER 30,
  1999......................................................  $  796,648
  2000......................................................     741,345
  2001......................................................      62,478
  2002......................................................      25,336
  2003 and thereafter.......................................          --
                                                              ----------
Total minimum lease payments................................   1,625,807
Less: amount representing interest (average rate of 9.8%)...    (198,254)
                                                              ----------
Net minimum lease payments..................................   1,427,553
Less: current portion.......................................    (673,036)
                                                              ----------
Long-term portion...........................................  $  754,517
                                                              ==========

     The provisions for depreciation and amortization expense on owned property and equipment amounted to approximately $1,743,000, $3,148,000 and $4,683,000 for the years ended September 30, 1996, 1997 and 1998, respectively. Accumulated amortization on assets accounted for as capital lease amounted to approximately $366,000 as of September 30, 1998.

     Included in equipment above are ten systems and twenty systems with a combined net book value of approximately $5.1 million and $9.8 million at September 30, 1997 and 1998, respectively. Such systems are utilized for the production of compound semiconductor wafers and package-ready devices for sale to third parties, systems demonstration purposes, system sales support, in-house materials applications, internal research and contract research funded by third parties.

NOTE 7.  ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                 AS OF SEPTEMBER 30,        AS OF
                                               -----------------------    MARCH 31,
                                                  1997         1998         1999
                                                                         (UNAUDITED)
Accrued payroll, vacation and other employee
  expenses...................................  $1,659,428   $2,113,765   $2,197,670
Installation and warranty costs..............   1,411,120      704,114    1,255,646
Interest.....................................     272,445      346,250      402,140
Other........................................     524,596    1,033,276    1,601,806
                                               ----------   ----------   ----------
  Total......................................  $3,867,589   $4,197,405   $5,457,262
                                               ==========   ==========   ==========

                               EMCORE CORPORATION

NOTE 8.  DEBT FACILITIES

     1998 Agreement:

     On June 22, 1998, the Company entered into an $8.0 million loan agreement with First Union National Bank (the "1998 Agreement"), which expires December 31, 1999. The 1998 Agreement bears interest at a rate equal to one-month LIBOR plus three-quarters of one percent per annum (or 6.4%) at September 30, 1998. As of September 30, 1998, $8.0 million was outstanding under the 1998 Agreement and is due and payable on December 31, 1999. The 1998 Agreement is guaranteed by both the Company's Chairman and Chief Executive Officer. In exchange for guaranteeing the facility, the Chairman and the Chief Executive Officer were granted an aggregate of 284,684 common stock purchase warrants exercisable at $11.375 per share until May 1, 2001. These warrants are callable at the Company's option at $0.85 per warrant at such time as the Company's Common Stock has traded at or above 150% of the exercise price for a period of thirty days.

     The Company assigned a value of $1,310,000 to the warrants issued to the guarantors. This valuation was based upon the Company's application of Black Scholes. This value is accounted for as debt issuance cost and will be amortized over the eighteen month life of the 1998 Agreement.

     1997 Agreement:

     On March 31, 1997, the Company entered into a $10.0 million loan agreement (the "1997 Agreement"). The Agreement bears interest at the rate of Prime plus 50 basis points (8.75% and 9.0% at September 30, 1998 and 1997, respectively). As of September 30, 1998 the Company had $9,950,000 outstanding under this facility. As of September 30, 1997, there were no amounts outstanding under this facility.

     As a result of the net loss for the quarters ended June 30, 1998 and September 30, 1998, the Company was not in compliance with the 1997 Agreement fixed charged coverage ratio covenant. The Company received a waiver from the bank regarding this non-compliance. The Company's 1997 Agreement was subsequently further extended through October 1, 1999. The 1997 Agreement's financial covenants were modified under the second amendment, and management believes that the Company will be able to comply with such requirements throughout fiscal 1999. In addition, the Company's Chairman has guaranteed such debt in the event the Company does not meet certain financial covenants.

     Subordinated Notes:

     On May 1, 1996, the Company issued subordinated notes (the "Subordinated Notes") in the amount of $9,500,000 to its existing shareholders, $1,000,000 of which were exchanged for notes receivable from officers and certain employees with identical payment and interest provisions. The Subordinated Notes are scheduled to mature on May 1, 2001, and have a stated interest rate of 6.0% which is payable semi-annually on May 1 and November 1. In addition, the noteholders were issued 2,328,432 common stock purchase warrants with an exercise price of $4.08 per share which

                               EMCORE CORPORATION
expire on May 1, 2001. The warrants are exercisable after November 1, 1996, and are callable at the Company's option, after May 1, 1997, at $0.85 per warrant. The Company has the legal right of offset with respect to the notes receivable from officers and certain key employees, and it is their full intention to offset the corresponding notes receivable and payable upon maturity. As such, the Company reflected $848,000 of the officers' and employees' notes receivable as a contra liability, reducing the Company's Subordinated Notes balance. The remaining $152,000 note receivable has been reflected as a contra equity note receivable balance, representing the portion of the employee note receivable associated with common stock purchase warrants issued to such employees. The Company received cash proceeds of $8,500,000 in connection with this Subordinated Notes issuance.

     On September 1, 1996, the Company issued a subordinated note in the amount of $2,500,000 to the Company's then majority shareholder with terms identical to the Subordinated Notes issued on May 1, 1996. In addition, under the terms of this issuance, 245,098 common stock purchase warrants were issued to purchase common stock at $10.20 per share and which expire September 1, 2001. These warrants are exercisable after March 1, 1997, and are callable at the Company's option after September 1, 1997, at $0.85 per warrant.

     The Company assigned a value of $1,440,000 to the May 1, 1996 detachable warrants and $900,000 to the September 1, 1996 detachable warrants. These valuations were based upon the Company's application of Black Scholes and the Company's assessment of the underlying valuation factors, as well as an assessment of the terms of the Subordinated Notes. The carrying value of the Subordinated Notes will be subject to periodic accretions, using the interest method, in order for the carrying amount to equal the Company's obligation upon maturity. As a result, the May 1, 1996 and September 1, 1996 Subordinated Notes have an effective interest rate of approximately 9.3% and 15.0%, respectively. For the years ended September 30, 1998, 1997 and 1996, imputed warrant interest related to the Subordinated Notes amounted to $370,000, $388,000 and $126,000, respectively.

     Demand Note Facilities:

     On September 17, 1998, the Company borrowed $7.0 million from its Chairman. The loan bears interest at the rate of Prime plus 200 basis points (10.25% as of September 30, 1998), per annum. In addition, on October 23, 1998 the Company borrowed an additional $1.5 million from its Chairman on identical terms. The entire sum of $8.5 million borrowed plus interest was repaid from the proceeds of the Private Placement (see Note 17).

     On October 25, 1996, the Company entered into a $10.0 million demand note facility (the "Facility"). The Facility bore interest at the rate of LIBOR plus 75 basis points, had a term of one year and was due and payable on demand. The Facility was guaranteed by the Chairman of the Company's Board of Directors who provided collateral for the Facility. In December 1996, in return for guaranteeing the facility, the Company granted the Chairman 980,392 common stock purchase warrants at $10.20 per share which expire September 1, 2001. These warrants are exercisable after

                               EMCORE CORPORATION

July 1, 1997, and are callable at the Company's option after December 1, 1997 at $0.85 per warrant. The Facility was terminated in conjunction with the Company's initial public offering.

     The Company assigned a value of $3,600,000 to the warrants issued to the guarantor. This valuation was based upon the Company's application of Black Scholes. This value was accounted for as debt issuance cost and was amortized over the expected period that the facility was to be in place (four months).

     The Company utilized a portion of the proceeds from its initial public offering to pay down or discharge certain of its debts. The Company repaid the entire $8.0 million outstanding under its October 1996 Facility and $2.0 million was used to repay a portion of the Company's outstanding subordinated notes, due May 1, 2001. In connection with the discharge of the Company's subordinated notes, an extraordinary loss of $286,000 was recognized.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

     On November 16, 1992, the Company entered into a three-year lease agreement with a bank for 34,000 square feet of space in the building the Company presently occupies. On March 31, 1995, the agreement was renewed for 5 years for 49,000 square feet. In November 1996, the Company signed an agreement to occupy the remaining 26,000 square feet that it previously had not occupied.

     The Company leases certain equipment under non-cancelable operating leases.

     Facility and equipment rent expense under such leases amounted to approximately $350,000, $548,000 and $637,000 for the years ended September 30, 1996, 1997 and 1998, respectively.

     Future minimum rental payments under the Company's non-cancelable operating leases with an initial or remaining term of one year or more as of September 30, 1998 are as follows:

PERIOD ENDING SEPTEMBER 30,
  1999......................................................  $  712,000
  2000......................................................     359,000
  2001......................................................      74,000
  2002......................................................      13,000
  2003......................................................       8,000
                                                              ----------
  Total minimum lease payments..............................  $1,166,000
                                                              ==========

     The Company is from time to time involved in litigation incidental to the conduct of its business. Management and its counsel believe that such pending litigation will not have a material adverse effect on the Company's results of operations, cash flows or financial condition.

                               EMCORE CORPORATION

NOTE 10.  INCOME TAXES

     Income tax expense consists of the following:

                                                          YEARS ENDED SEPTEMBER 30,
                                                         ---------------------------
                                                          1996      1997       1998
Current:
  Federal..............................................  $  --    $113,000    $  --
  State................................................     --      24,000       --
                                                         -----    --------    -----
                                                            --     137,000       --
Deferred:
  Federal..............................................     --          --       --
  State................................................     --          --       --
                                                         -----    --------    -----
     Total.............................................  $  --    $137,000    $  --
                                                         =====    ========    =====

     The principal differences between the U.S. statutory and effective income tax rates were as follows:

                                                      YEARS ENDED SEPTEMBER 30,
                                                      --------------------------
                                                       1996      1997      1998
US statutory income tax (benefit) expense rate......   (34.0)%   (34.0)%   (34.0)%
State rate, net of federal benefit..................    (5.9)     (5.9)     (5.9)
Acquired in-process research and development........      --        --      18.2
Change in valuation allowance.......................    38.3      37.7      19.8
Non-deductible amortization.........................      --        --       3.4
Other...............................................     1.6       4.7      (1.5)
                                                      ------    ------    ------
Effective tax rate..................................     0.0%      2.5%      0.0%
                                                      ======    ======    ======

                               EMCORE CORPORATION

     The components of the Company's net deferred taxes were as follows:

                                                          YEARS ENDED SEPTEMBER 30,
                                                          -------------------------
                                                             1997          1998
Deferred tax assets:
  Federal net operating loss carryforwards..............  $3,502,348    $7,943,877
  Research credit carryforwards (state and federal).....     718,644     1,479,221
  Inventory reserves....................................     207,732       247,521
  Accounts receivable reserves..........................     243,996       239,701
  Interest..............................................   1,461,389     1,657,337
  Accrued installation reserve..........................     362,379       163,778
  Accrued warranty reserve..............................     158,202        75,621
  State net operating loss carryforwards................     461,821     1,494,064
  Other.................................................     144,586       238,318
  Valuation reserve -- federal..........................  (5,583,217)   (9,438,122)
  Valuation reserve -- state............................  (1,334,975)   (3,751,314)
                                                          ----------    ----------
     Total deferred tax assets..........................     342,905       350,002
Deferred tax liabilities:
  Fixed assets and intangibles..........................    (342,905)     (350,002)
                                                          ----------    ----------
     Total deferred tax liabilities.....................    (342,905)     (350,002)
Net deferred taxes......................................  $       --    $       --
                                                          ==========    ==========

     The Company has established a valuation reserve as it has not determined that it is more likely than not that the net deferred tax asset is realizable, based upon the Company's past earnings history.

     As of September 30, 1998, the Company has net operating loss carryforwards for regular tax purposes of approximately $22.0 million which expire in the years 2003 through 2013. The Company believes that the consummation of certain equity transactions and a significant change in the ownership during fiscal years 1995 and 1998 have constituted a change in control under Section 382 of the Internal Revenue Code ("IRC"). Due to the change in control, the Company's ability to use its federal net operating loss carryovers and federal research credit carryovers to offset future income and income taxes, respectively, are subject to annual limitations under IRC Section 382 and 383.

     The Company believes that the acquisition of MODE and the consummation of certain other equity transactions has constituted a change in control in fiscal 1998 under Section 382 of the IRC. As such, Federal net operating loss carryovers and research credit carryovers incurred subsequent to the Company's fiscal 1995 change in control (as described above) will also be subject to annual limitations under IRC Section 382 and 383.

NOTE 11.  STOCKHOLDERS' EQUITY

     Reverse Stock Split. On February 3, 1997, the Board of Directors approved a 3.4:1 reverse stock split of its common stock and approved a decrease in the number of

                               EMCORE CORPORATION
shares of common stock authorized. All references in the accompanying financial statements to the number of common stock and per-share amounts have been restated to reflect the reverse split.

     Common Stock Offering. In March 1997, the Company completed an initial public offering of 2,500,000 shares of common stock at a price of $9.00 per share (the "Offering"), and upon the exercise of the Underwriter's overallotment option, 375,000 additional shares of common stock were also sold at $9.00 per share. The proceeds, net of commissions and certain expenses, to the Company from the offering were approximately $22.8 million. Prior to the Offering, there was no public market for the Company's common stock.

     Warrant Exercise. On December 3, 1997, the holders of 1.8 million common stock purchase warrants (with an exercise price of $4.08) exercised such warrants with the Company taking full recourse notes amounting to approximately $7.5 million in exchange for the issued common stock. The notes receivable mature and are payable in full on May 1, 2001 and bear interest at a rate of 6%, compounding semi-annually. In addition, the holders are required to provide collateral at a 2:1 coverage ratio. This collateral is presently held by the Company.

     Preferred Stock. The Company's certificate of incorporation authorizes the Board of Directors to issue up to 5,882,353 shares of preferred stock of the Company upon such terms and conditions having such rights, privileges and preferences as the Board of Directors may determine.

NOTE 12.  STOCK OPTIONS AND WARRANTS

     Stock Option Plan. In November 1994, the Company's Incentive Stock Option Plan, initiated in 1987, was eliminated. On June 5, 1995, the Company adopted the 1995 Incentive and Non-Statutory Stock Option Plan (the "Option Plan"). Under the terms of the Option Plan, options to acquire 323,529 shares of common stock may be granted to eligible employees, as defined, at no less than 100 percent of the fair market value on the date of grant. In March 1996, options to acquire an additional 323,530 shares of common stock were approved. In February 1997, options to acquire an additional 725,000 shares of common stock were approved. As of September 30, 1998, 1,372,059 stock options were available for issuance under the Company's Option Plan.

     Certain options under the Option Plan are intended to qualify as incentive stock options pursuant to Section 422A of the Internal Revenue Code.

     During fiscal 1998, options with respect to 816,284 shares were granted pursuant to the Company's option plan or issued in connection with the MODE acquisition at exercise prices ranging from $0.44 to $20.00 per share.

     Stock options granted generally vest over three to five years and are exercisable over a ten year period. As of September 30, 1996, 1997 and 1998, options with respect to 162,764, 199,368 and 481,863 shares were exercisable, respectively.

                               EMCORE CORPORATION

     The following table summarizes the activity under the plan:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                           SHARES     EXERCISE PRICE
Outstanding as of September 30, 1995....................    281,470       $ 3.03
  Granted...............................................     57,942         6.04
  Exercised.............................................         --           --
  Canceled..............................................         --           --
                                                          ---------       ------
Outstanding as of September 30, 1996....................    339,412       $ 3.54
  Granted...............................................    182,700        11.06
  Exercised.............................................    (42,165)        3.17
  Canceled..............................................     (4,475)        3.08
                                                          ---------       ------
Outstanding as of September 30, 1997....................    475,472       $ 6.47
  Granted...............................................    615,318        13.34
  Exercised.............................................    (19,919)        3.78
  Canceled..............................................    (35,457)       12.34
                                                          ---------       ------
Outstanding as of September 30, 1998....................  1,035,414       $10.40
  Granted...............................................      9,000        25.06
  Exercised.............................................    (11,466)        3.29
  Canceled..............................................    (23,489)       12.00
                                                          ---------       ------
Outstanding as of March 31, 1999 (unaudited)............  1,009,459        10.44
                                                          =========       ======

     As of September 30, 1998, stock options outstanding, excluding those assumed in connection with the acquisition of MODE, were as follows:

                                                          WEIGHTED AVERAGE
                                                             REMAINING
                                              OPTIONS     CONTRACTUAL LIFE   EXERCISABLE
             EXERCISE PRICES                OUTSTANDING       (YEARS)          OPTIONS
$0.00 , x # $5.00.........................    242,219           7.96           295,423
$5.00 , x # $10.00........................     22,500           9.88                --
$10.00 , x # $15.00.......................    661,975           9.17           178,873
$15.00 , x # $20.00.......................     74,720           9.19               767
$20.00 , x # $25.00.......................     34,000           8.94             6,800

     In connection with the Company's acquisition of MODE, it assumed 200,966 common stock purchase options with exercise prices ranging from $0.43 to $0.59. The MODE options have a term of 10 years from the date of grant, with such options expiring at various dates through July 31, 2007. The options vest, with continued service, over a four-year period; 25% in year one and 75% equally over the remaining 36 months. As of September 30, 1998, there are 177,312 options outstanding at a weighted average exercise price of $0.49.

                               EMCORE CORPORATION

     The following table summarizes the activity of options assumed in the MODE acquisition.

                                                                         WEIGHTED
                                                                         AVERAGE
                                                           SHARES     EXERCISE PRICE
Outstanding as of September 30, 1997....................         --          --
Options assumed at the date of acquisition..............    200,966       $0.50
Exercised...............................................    (15,890)       0.51
Cancelled...............................................     (7,764)       0.56
                                                          ---------       -----
Outstanding as of September 30, 1998....................    177,312        0.50
Granted.................................................         --          --
Exercised...............................................     (9,634)       0.54
Cancelled...............................................     (5,170)       0.58
                                                          ---------       -----
Outstanding as of March 31, 1999 (unaudited)............    162,508       $0.49
                                                          =========       =====

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123 establishes financial and reporting standards for stock based compensation plans. The Company has adopted the disclosure only provisions of this standard and has elected to continue to apply the provision of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Had the Company elected to recognize compensation expense for stock options based on the fair value at the grant dates of awards, net loss and net loss per share would have been as follows:

                                                         YEARS ENDED SEPTEMBER 30,
                                                         --------------------------
                                                            1997           1998
Net loss before extraordinary item
  As reported..........................................  $5,333,772    $36,418,796
  Pro forma............................................   5,441,274     37,037,847
Net loss per basic and diluted share before
  extraordinary item
  As reported..........................................  $    (1.14)   $     (4.15)
  Pro forma............................................       (1.17)         (4.22)
Net loss
  As reported..........................................  $5,619,367    $36,418,796
  Pro forma............................................   5,726,869     37,037,847
Net loss per basic and diluted share
  As reported..........................................  $    (1.20)   $     (4.15)
  Pro forma............................................       (1.23)         (4.22)

     The weighted average fair value of the Company's stock options was calculated using Black Scholes with the following weighted-average assumptions used for grants in fiscal 1997: no dividend yield; expected volatility of 0% prior to the Company's initial public offering and 60% thereafter; a risk-free interest rate of 6.04% and 5.57% for fiscal years 1997 and 1998, respectively; and expected lives of 5 years. The weighted average fair value of options granted during the years ended September 30, 1997 and 1998 is $3.82 and $7.50 per share, respectively. Stock options granted by the

                               EMCORE CORPORATION

Company prior to its initial public offering were valued using the minimum value method under FASB No. 123.

     Warrants. Set forth below is a summary of the Company's outstanding warrants at September 30, 1998:

                                            EXERCISE                  EXPIRATION
SECURITY                                     PRICE     WARRANTS          DATE
Common Stock(1)...........................   $ 4.08      385,428      May 1, 2001
Common Stock(2)...........................     4.33       36,990    August 21, 2006
Common Stock(2)...........................     5.92       10,128     May 16, 2007
Common Stock(3)...........................    10.20    1,225,490   September 1, 2001
Common Stock(4)...........................    11.38      284,684      May 1, 2001

-------------------------

(1) Issued in connection with the Company's May 1996 subordinated note issuance.
(2) Issued in connection with the MODE acquisition.
(3) Issued in connection with the Company's September 1996 subordinated debt issuance and October 1996 debt guarantee.
(4) Issued in connection with the 1998 Agreement guarantee.

NOTE 13.  RELATED PARTIES

     In May 1995, 52% of the Company's outstanding shares of Common Stock were purchased by Jesup & Lamont Merchant Partners, L.L.C. ("JLMP"). Prior to May 12, 1997, a majority of the Company's then six directors were members of JLMP. On May 12, 1997, JLMP distributed all of its shares of the Company to the individual members of JLMP. In May 1995, the Company entered into a consulting agreement (the "Agreement") with Jesup & Lamont Capital Markets, Inc. ("Jesup & Lamont") pursuant to which Jesup & Lamont agreed to provide financial advisory and employee services for the Company for one year. Total fees paid to Jesup & Lamont amounted to approximately $241,697 for the fiscal year ended September 30, 1996. No fees were paid to Jesup & Lamont during the fiscal years ended September 30, 1998 and 1997.

     In December 1996, the Company's chairman and chief executive officer retired. The Company entered into a consulting agreement with him for a term of two years and will provide compensation of $250,000 per annum. In addition, the Company has also forgiven $115,300 of his indebtedness to the Company and had agreed to extend the period for the exercise of his vested stock options through March 1997 and accordingly he exercised all 26,471 vested shares.

     In fiscal 1997, the Company entered into a non-exclusive and non-refundable technology licensing and royalty agreement with Uniroyal Technology Corporation ("UTC") for the process technology to develop and manufacture high brightness light emitting diodes ("LEDs"). During fiscal 1998 and 1997, revenue associated with the UTC licensing agreement amounted to $2.5 million and $2.5 million, respectively. At the time the transaction was originally entered into, UTC's Chairman and CEO was a member of EMCORE's Board of Directors and EMCORE's Chairman was on the Board of Directors of UTC. All related party accounts receivable for fiscal 1997 have

                               EMCORE CORPORATION
been paid in full. As of September 30, 1998, the Company had an outstanding related party receivable of $500,000.

     In July 1998, the Company and a wholly-owned subsidiary of UTC formed Uniroyal Optoelectronics, a venture (the "UTC Venture") to produce and market compound semiconductor products. The Company has a 49% non-controlling minority interest. The Company's rights under the venture agreement are protective and as such, the Company accounts for its interest in the venture under the equity method of accounting. In July 1998, the Company invested $490,000 in the UTC Venture which was classified as a component of other long-term assets. For the year ended September 30, 1998, the Company recognized a loss of $198,000 related to the UTC Venture, which has been recorded as a component of other income and expense.

     In November 1998, the Company invested an additional $5.0 million into the UTC Venture. During the six months ended March 31, 1999, the Company sold three compound semiconductor production systems to the UTC Venture totaling $5.3 million in revenues. The Company eliminated gross profit of approximately $1.3 million on such sales to the extent of its minority interest. Such deferred gross profit will be recognized ratably over the assigned life of the UTC Venture's production systems. For the six months and the year ended March 31, 1999 and September 30, 1998, respectively, the Company recognized a loss of $1.0 million and $198,000 related to this venture, which has been recorded as a component of other income and expense. As of March 31, 1999, the Company's investment in this venture amounted to $4.3 million.

     The President of Hakuto Co. Ltd. ("Hakuto"), the Company's Asian distributor, is a member of the Company's Board of Directors and Hakuto is a minority shareholder of the Company. During the year ended September 30, 1998, sales made through Hakuto approximated $9.2 million. During the six months ended March 31, 1999, sales made through Hakuto amounted to approximately $5.1 million.

     On June 22, 1998, the Company entered into the 1998 Agreement. The 1998 Agreement was guaranteed by the Chairman and the Chief Executive Officer of the Company (see Note 8). In return for guaranteeing the facility, the Company granted the Chairman and the Chief Executive Officer an aggregate of 284,684 common stock purchase warrants at $11.375 per share which expire May 1, 2001. These warrants are callable at the Company's option at $0.85 per warrant at such time as the Company's common stock has traded at or above 150% of the exercise price for a period of 30 days.

     On September 17, 1998, the Company borrowed $7.0 million from its Chairman, Thomas J. Russell. The loan bears interest at 9.75% per annum. In addition, on October 23, 1998 the Company borrowed an additional $1.5 million from its Chairman on identical terms. The entire $8.5 million, borrowed from Mr. Russell was repaid from the proceeds of a private placement (See Note 8).

                               EMCORE CORPORATION

NOTE 14.  EXPORT SALES

     The information below summarizes the Company's export sales by geographic area. The Company's export sales to the Far East and Europe are as follows:

                                                ASIA         EUROPE        TOTAL
Year ended September 30, 1996..............  $ 8,209,309   $3,588,066   $11,797,375
Year ended September 30, 1997..............   14,583,981    5,478,186    20,062,167
Year ended September 30, 1998..............   15,527,169    1,584,851    17,112,020

NOTE 15.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                      NET
                                                                                 INCOME (LOSS)
                                                                                      PER
                                                                                   BASIC AND
                                                   OPERATING          NET           DILUTED
                                      REVENUES   INCOME (LOSS)   INCOME (LOSS)       SHARE
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal Year Ended September 30,
  1997:
  December 31, 1996.................  $ 8,591      $ (2,585)       $ (3,798)        $(0.86)
  March 31, 1997....................   12,929           147          (3,150)         (0.82)
  June 30, 1997.....................   14,106           907             830           0.10
  September 30, 1997................   12,126           841             498           0.06
Fiscal Year Ended September 30,
  1998:
  December 31, 1997 (as previously
     reported)......................  $12,357      $(29,223)*      $(29,389)*       $(4.15)*
  December 31, 1997 (as restated)...   12,357       (19,717)        (19,883)         (2.81)
  March 31, 1998 (as previously
     reported)......................   13,808           200              37           0.00
  March 31, 1998 (as restated)......   13,808          (615)           (778)         (0.08)
  June 30, 1998 (as previously
     reported)......................    9,074        (7,141)         (7,446)         (0.80)
  June 30, 1998 (as restated).......    9,074        (7,956)         (8,260)         (0.88)
  September 30, 1998 (as previously
     reported)......................    8,521        (5,544)         (6,683)         (0.71)
  September 30, 1998 (as
     restated)......................    8,521        (6,359)         (7,498)         (0.80)

-------------------------

See Note 20, "Restatement".

* includes a $19.5 million one-time charge to acquired in-process research and development, non-cash.

NOTE 16.  EMPLOYEE SAVINGS PLAN

     The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Effective August 1, 1997, the Company began contributing to the Savings Plan. All employer contributions are made in the Company's common stock. For the year ended September 30, 1998, the Company contributed approximately $252,000 to the Savings Plan.

                               EMCORE CORPORATION

NOTE 17.  SUBSEQUENT EVENT -- REDEEMABLE PREFERRED STOCK PRIVATE PLACEMENT

     On November 30, 1998, the Company sold an aggregate of 1,550,000 shares of Series I Redeemable Convertible Preferred Stock (the "Series I Preferred Stock") to related parties (Hakuto Company, Ltd., Uniroyal Technology Corporation, and Union Miniere, Inc.) for aggregate consideration of $21.7 million before deducting costs and expenses which amounted to approximately $500,000. The Series I Preferred Stock was recorded net of issuance costs. The excess of the preference amount over the carrying value of the Series I Preferred Stock is being accreted by periodic charges to accumulated deficit in the absence of additional paid in capital. The shares of Series I Preferred Stock are convertible, at any time, at the option of the holders thereof, unless previously redeemed, into shares of common stock at an initial conversion price of $14.00 per share of common stock, subject to adjustment in certain cases. The market price of the Company's common stock was $12.875 on the date the Series I Preferred Stock was issued. The Series I Preferred Stock is redeemable, in whole or in part, at the option of the Company at any time the Company's stock has traded at or above $28.00 per share for 30 consecutive trading days, at a price of $14.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. The Series I Preferred stock carries a dividend of 2% per annum. Dividends are being charged to accumulated deficit in the absence of additional paid in capital. In addition, the Series I Preferred Stock is subject to mandatory redemption by the Company at $14.00 per share plus accrued and unpaid dividends, if any, on November 17, 2003.

NOTE 18.  SUBSEQUENT EVENTS -- JOINT VENTURES

     In November 1998, the Company entered into a joint venture with Union Miniere Inc. to undertake research and development aimed at new material application of germanium substrates. The Company has a 50% non-controlling interest in the venture. The Company will account for its interest in the venture under the equity method of accounting. In November 1998, the Company invested $600,000 in the venture. The Company is obligated to fund the venture's capital requirements in proportion to its equity interest.

     In November 1998, the Company also formed a venture with Optek Technology, Inc. to produce, market and distribute packaged electronic semiconductor components. The Company has a 50% non-controlling interest in the venture. The Company will account for its interest in the venture under the equity method of accounting. The Company is obligated to fund the venture's capital requirements in proportion to its equity interest.

     On January 21, 1999, GE Lighting and the Company agreed, subject to certain conditions, to form a new joint venture to develop and market "white light" light-emitting diodes. The new company, GELcore, LLC (the "GELcore Venture"), will develop and market LEDs as replacements for miniature automotive, compact fluorescent, halogen and traditional incandescent lighting. Under terms of the joint venture agreement, the Company will have a 49% non-controlling interest in the GELcore Venture.

                               EMCORE CORPORATION

     In connection with the GELcore venture, General Electric will fund the Company's initial capital contribution of $7.8 million into GELcore. The funding will be in the form of a subordinated debenture (the "Debenture") with an interest rate of 4.75% that will mature seven years from the date of issuance and is convertible into common stock of the Company at a conversion price of $22.875 or 340,984 shares. The Debenture is convertible at any time at the option of GE Lighting and may be called by the Company after three years, if the price of the Company's common stock has traded at or above $34 for at least thirty days. The Debenture's interest rate will be subject to adjustment in the event the Company does not complete a public offering by June 30, 1999.

     In addition, General Electric will also receive 282,010 warrants to purchase common stock at $22.875 per share. The warrants are exercisable at any time and will expire in 2006. For the three months ended March 31, 1999, the Company recognized a loss of $497,000 related to this venture which has been recorded as a component of other income and expense. On a fully diluted basis, General Electric will own approximately 5% of the common stock of the Company.

     On April 27, 1999, the Company contributed an additional $500,000 as a capital investment in their joint venture with Uniroyal Technologies Corporation.

NOTE 19.  SUBSEQUENT EVENTS -- OTHER

     Short Term Borrowings. On February 1, 1999, the Company entered into a $5 million short-term note (the "Note") with First Union. The Note is due and payable in May 1999. The Note bears interest at a rate equal to one-month LIBOR plus three-quarters of one percent per annum.

     On April 29, 1999, the Company entered into a $19.0 million short-term note (the "Amended Note") with First Union. The Amended Note consolidated the $8.0 million loan agreement dated June 22, 1998 and the $5 million Note plus an additional $6.0 million. The Amended Note is due and payable October 1, 1999 and bears interest at a rate equal to one-month LIBOR plus three-quarters of one percent per annum. The Amended Note is guaranteed by the Company's Chairman and Chief Executive Officer.

     1997 Agreement. In January 1999, the Company borrowed the remaining balance of $2,050,000 available under the 1997 Agreement.

     Related Party Transactions. On January 27, 1999, the Company borrowed $3.0 million from its Chairman. The loan bears interest at 8% per annum. This loan was repaid from borrowings under the Note.

     On January 29, 1999, the Company's Chairman committed to provide $30 million of long-term financing of the Company through July 1, 2000. The Chairman's financing commitment terminates if the Company completes a secondary offering of approximately $40.0 million.

                               EMCORE CORPORATION

     On April 29, 1999, the Company borrowed $2.5 million from its Chairman at an interest rate of Prime plus two percent. On May 7, 1999, this loan was repaid from borrowing under the Amended Note with First Union.

20. RESTATEMENT

     Subsequent to the issuance of the Company's Annual Report on Form 10-K for the year ended September 30, 1998, the Company's management revised the amount of the purchase price which was allocated to in-process research and development in accounting for the acquisition of MicroOptical Devices, Inc. ("MODE") in December 1997. The revised allocation is based upon methods prescribed in a letter from the Securities and Exchange Commission ("SEC") sent to the American Institute of Certified Public Accountants. The letter sets forth the SEC's views regarding the valuation methodology to be used in allocating a portion of the purchase price to acquired in-process research and development ("IPR&D") at the date of acquisition.

     The revised valuation is based on management's estimates of the net cash flows associated with expected operations of MODE and gives explicit consideration to the SEC's views on acquired IPR&D as set forth in its letter to the American Institute of Certified Public Accountants.

     As a result of the revised allocation, the Company's financial statements for the year ended September 30, 1998, have been restated from amounts previously reported to reduce the amount of the acquired in-process research and development expensed by $9.8 million and to increase goodwill by $9.8 million. The amount allocated to goodwill includes approximately $0.5 million related to the value of MODE's workforce. The change had no impact on net cash flows used by operations.

     A summary of the significant effects of the restatement is as follows:

                                                              AS OF
                                                       SEPTEMBER 30, 1998
                                                  -----------------------------
                                                  AS PREVIOUSLY
                                                    REPORTED       AS RESTATED
BALANCE SHEET DATA:
Goodwill, net...................................  $  2,457,000    $  9,519,000
Accumulated deficit.............................   (67,258,454)    (60,196,454)

                                                       FOR THE YEAR ENDED           FOR THE SIX MONTHS ENDED
                                                       SEPTEMBER 30, 1998                MARCH 31, 1998
                                                  -----------------------------   ----------------------------
                                                  AS PREVIOUSLY                   AS PREVIOUSLY
                                                    REPORTED       AS RESTATED      REPORTED      AS RESTATED
STATEMENT OF OPERATIONS DATA:
Goodwill amortization...........................  $    921,941    $  3,637,941    $    355,000    $  1,442,000
Research and development -- one time acquired
  in-process, non-cash..........................    29,294,000      19,516,000              --              --
Net loss........................................   (43,480,796)    (36,418,796)    (29,351,937)    (20,660,937)
Net loss per basic and diluted share............        $(4.95)         $(4.15)         $(3.58)         $(2.52)

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of MicroOptical Devices, Inc.:

     We have audited the accompanying balance sheets of MICROOPTICAL DEVICES, INC. (a Delaware corporation in the development stage) (the "Company") as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996 and for the period from inception (August 3, 1995) through December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroOptical Devices, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996 and for the period from inception (August 3, 1995) through December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Albuquerque, New Mexico
March 21, 1997

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                                 BALANCE SHEETS
        AS OF SEPTEMBER 30, 1997 (UNAUDITED), DECEMBER 31, 1996 AND 1995

                                                                       DECEMBER 31,
                                                   SEPTEMBER 30,   ---------------------
                                                       1997           1996        1995
                                                    (UNAUDITED)
                                         ASSETS
Current assets:
  Cash and cash equivalents......................   $  643,542     $  991,066   $125,837
  Trade accounts receivable......................      173,710          3,850        150
  Inventory......................................      131,931         83,926         --
  Other current assets...........................       22,314         26,544      9,029
                                                    ----------     ----------   --------
     Total current assets........................      971,497      1,105,386    135,016
Property and equipment, net......................    2,405,541      2,388,953      5,220
Organization costs, net..........................        2,247          2,814      3,571
                                                    ----------     ----------   --------
     Total assets................................   $3,379,285     $3,497,153   $143,807
                                                    ==========     ==========   ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................       70,589     $   29,580   $ 18,148
  Accrued liabilities............................      755,568         74,600        746
  Current portion of obligations under capital
     leases......................................       91,664         38,676         --
  Deferred revenue...............................           --        125,000         --
                                                    ----------     ----------   --------
     Total current liabilities...................      917,821        267,856     18,894
                                                    ----------     ----------   --------
Long-term liabilities:
  Obligations under capital leases, net of
     current portion.............................    1,753,994        107,648         --
                                                    ----------     ----------   --------
Commitments and contingencies (Notes 8 and 9)
Stockholders' equity:
  Series A Convertible Preferred Stock, $.001 par
     value; 1,200,000 shares authorized; 666,666
     shares issued and outstanding...............          666            666        222
  Series B Convertible Preferred Stock, $.001 par
     value; 5,333,334 shares authorized,
     4,076,088 shares issued and outstanding.....        4,076          4,076         --
  Common Stock, $.001 par value; 6,000,000 shares
     authorized:
     3,000,000 shares issued and outstanding.....        3,015          3,000      1,000
Additional paid-in capital.......................    3,275,592      3,251,532    181,596
Deficit accumulated during development stage.....   (2,575,879)      (137,625)   (57,905)
                                                    ----------     ----------   --------
     Total stockholders' equity..................      707,470      3,121,649    124,913
                                                    ==========     ==========   ========
     Total liabilities and stockholders'
       equity....................................   $3,379,285     $3,497,153   $143,807
                                                    ==========     ==========   ========

The accompanying notes to financial statements are an integral part of these balance sheets.

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENTS OF OPERATIONS
                 FOR THE PERIOD FROM INCEPTION (AUGUST 3, 1995)
                           THROUGH DECEMBER 31, 1996,
                       THE YEAR ENDED DECEMBER 31, 1996,
              THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1995
                         AND FOR THE NINE MONTH PERIOD
                      ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                INCEPTION
                       NINE MONTH PERIOD     (AUGUST, 1995)
                             ENDED               THROUGH           YEAR ENDED          PERIOD FROM
                       SEPTEMBER 30, 1997   DECEMBER 31, 1996   DECEMBER 31, 1996     INCEPTION TO
                          (UNAUDITED)                                               DECEMBER 31, 1995
Revenues.............     $   342,610          $  661,350          $  661,350          $       --
Cost of goods sold...         365,084             222,967             222,967                  --
                          -----------          ----------          ----------          ----------
Gross margin.........         (22,474)            438,383             438,383                  --
                          -----------          ----------          ----------          ----------
Expenses:
  Research and
    development......       1,683,176             339,696             292,592              47,104
  General and
    administrative...         659,654             192,105             178,540              13,565
  Sales and
    marketing........         112,198              85,169              85,169                  --
                          -----------          ----------          ----------          ----------
    Total expenses...       2,455,028             616,970             556,301              60,669
                          -----------          ----------          ----------          ----------
      Operating
        (loss).......      (2,477,502)           (178,587)           (117,918)            (60,669)
Interest income......          39,248              40,962              38,198               2,764
                          -----------          ----------          ----------          ----------
      Net Loss.......     $(2,438,254)         $ (137,625)         $  (79,720)         $  (57,905)
                          ===========          ==========          ==========          ==========
Net loss per share...     $     (0.81)         $     (.05)         $     (.03)         $     (.02)
                          ===========          ==========          ==========          ==========
Weighted Average
  Number of Post-
  Split Common Shares
  Outstanding........       3,000,000           3,000,000           3,000,000           3,000,000
                          ===========          ==========          ==========          ==========

The accompanying notes to financial statements are an integral part of these statements.

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE PERIOD FROM INCEPTION (AUGUST 3, 1995)
                     THROUGH SEPTEMBER 30, 1997 (UNAUDITED)

                                   SERIES A            SERIES B                                            DEFICIT
                                 CONVERTIBLE         CONVERTIBLE                                         ACCUMULATED
                               PREFERRED STOCK     PREFERRED STOCK        COMMON STOCK      ADDITIONAL     DURING
                               ----------------   ------------------   ------------------    PAID-IN     DEVELOPMENT
                               SHARES    AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL        STAGE        TOTAL
Balance, at inception........       --    $ --           --   $  --           --   $  --    $       --   $       --    $       --
Issuance of Common Stock.....       --      --           --      --    1,000,000   1,000            --           --         1,000
Issuance of Series A
  Convertible Preferred
    Stock:
  Net of $18,182 in issuance
    costs....................  222,222     222           --      --           --      --       181,596           --       181,818
Net loss.....................               --           --      --                                         (57,905)      (57,905)
                               -------    ----    ---------   ------   ---------   ------   ----------   -----------   ----------
Balance, December 31, 1995...  222,222     222           --      --    1,000,000   1,000       181,596      (57,905)      124,913
Issuance of Series B
  Convertible Preferred
    Stock:
  Net of $48,545 in issuance
    costs....................       --      --    1,293,479   1,294           --      --     2,925,162           --     2,926,456
Conversion of Note Payable...       --      --       65,217      65           --      --       149,935           --       150,000
Three for one stock split....  444,444     444    2,717,392   2,717    2,000,000   2,000        (5,161)          --            --
Net loss.....................               --           --      --                                         (79,720)      (79,720)
                               -------    ----    ---------   ------   ---------   ------   ----------   -----------   ----------
Balance, December 31, 1996...  666,666    $666    4,076,088   $4,076   3,000,000   $3,000   $3,251,532   $ (137,625)   $3,121,649
                               -------    ----    ---------   ------   ---------   ------   ----------   -----------   ----------
Issuance of Common Stock upon
  exercise of options........                                             15,000      15         1,560                      1,575
TVC finders fee forgiven.....                                                                   22,500                     22,500
Net loss.....................                                                                            (2,438,254)   (2,438,254)
                               -------    ----    ---------   ------   ---------   ------   ----------   -----------   ----------
Balance, September 30, 1997
  (unaudited)................  666,666    $666    4,076,088   $4,076   3,015,000   $3,015   $3,275,592   $(2,575,879)  $  707,470
                               =======    ====    =========   ======   =========   ======   ==========   ===========   ==========

The accompanying notes to financial statements are an integral part of these statements.

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENTS OF CASH FLOWS
                 FOR THE PERIOD FROM INCEPTION (AUGUST 3, 1995)
                           THROUGH DECEMBER 31, 1996
                    AND FOR THE YEAR ENDED DECEMBER 31, 1996
          AND FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1995
       AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                                                                      PERIOD FROM
                                                                       INCEPTION                       INCEPTION
                                                      NINE MONTH     (AUGUST, 1995)                  (AUGUST, 1995)
                                                     PERIOD ENDED       THROUGH        YEAR ENDED       THROUGH
                                                     SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                         1997             1996            1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................   $(2,438,254)    $  (137,625)    $   (79,720)      $(57,905)
  Adjustments to reconcile net loss to net cash
    provided by operating activities --
    Depreciation and amortization..................       302,540          32,430          31,894            536
                                                      -----------     -----------     -----------       --------
                                                       (2,135,714)       (105,195)        (47,826)       (57,369)
                                                      -----------     -----------     -----------       --------
    Changes in certain operating accounts --
      Trade accounts receivable....................      (169,860)         (3,850)         (3,700)          (150)
      Inventory....................................       (48,005)        (83,926)        (83,926)            --
      Other current assets.........................         4,229         (26,544)        (17,515)        (9,029)
      Accounts payable.............................        41,009          29,580          11,432         18,148
      Accrued liabilities..........................       703,467          74,600          73,854            746
      Deferred revenue.............................      (125,000)        125,000         125,000             --
                                                      -----------     -----------     -----------       --------
                                                          405,840         114,860         105,145          9,715
                                                      -----------     -----------     -----------       --------
        Net cash provided by (used in) operating
          activities...............................    (1,729,874)          9,665          57,319        (47,654)
                                                      -----------     -----------     -----------       --------
CASH FLOWS USED BY INVESTING ACTIVITIES:
  Additions to equipment...........................      (318,559)     (2,420,513)     (2,414,970)        (5,543)
  Proceeds from sale and leaseback of equipment....            --         150,234         150,234             --
  Additions to organization costs..................            --          (3,784)             --         (3,784)
                                                      -----------     -----------     -----------       --------
        Net cash used in investing activities......      (318,559)     (2,274,063)     (2,264,736)        (9,327)
                                                      -----------     -----------     -----------       --------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable..........     1,699,334         150,000         150,000             --
  Repayments of obligations under capital leases...            --          (3,810)         (3,810)            --
  Net proceeds from issuance of preferred stock....            --       3,108,274       2,926,456        181,818
  Net proceeds from issuance of common stock.......         1,575           1,000              --          1,000
                                                      -----------     -----------     -----------       --------
        Net cash provided by financing
          activities...............................     1,700,909       3,255,464       3,072,646        182,818
                                                      -----------     -----------     -----------       --------
  Net increase in cash and cash equivalents........      (347,524)        991,066         865,229        125,837
  Cash and cash equivalents, beginning of period...       991,066              --         125,837             --
                                                      -----------     -----------     -----------       --------
  Cash and cash equivalents, end of period.........       643,542     $   991,066     $   991,066       $125,837
                                                      ===========     ===========     ===========       ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest...........................                   $     1,776     $     1,776       $     --
                                                                      ===========     ===========       ========
NON CASH STOCK ACTIVITY:
  Conversion of note payable to preferred stock....                   $   150,000     $   150,000       $     --
                                                                      ===========     ===========       ========
NON-CASH FINANCING ACTIVITY:
  Equipment capital leases.........................                   $   146,000     $   146,000       $     --
                                                                      ===========     ===========       ========

The accompanying notes to financial statements are an integral part of these statements.

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD FROM INCEPTION (AUGUST 3, 1995)
                           THROUGH DECEMBER 31, 1996
                    AND FOR THE YEAR ENDED DECEMBER 31, 1996
          AND FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1995

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT RISK FACTORS

     MicroOptical Devices, Inc. (the "Company" or "MODE"), was incorporated under the laws of the State of Delaware on August 3, 1995 for the purpose of developing technology and manufacturing of advanced optoelectronic components and systems for specific use in commercial identification and communications markets.

     The Company funded its marketing, development and operational activities to date from the proceeds of two equity offerings. Since inception, the Company has devoted substantially all of its efforts and resources to marketing and development of its technology and remains in the development stage. Ultimately, the Company's ability to achieve profitable operations is dependent, in large part, upon making the transition to a manufacturing company.

     On July 16, 1996, an amendment to the Certificate of Incorporation of MODE (the "Amendment") was filed, which (a) increased the total number of its common shares, which the Company is authorized to issue from two million to four million, and (b) increased the total number of authorized shares of its Convertible Preferred Stock, from four thousand to two million (222,222 shares of Series A Convertible Preferred Stock and 1,777,778 shares of Series B Convertible Preferred Stock).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Basis. The financial books and records of the Company are maintained on the accrual basis of accounting. As a development stage company, cumulative results of operations from inception are presented.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents. For the purposes of presenting cash flows, cash and cash equivalents represent cash balances and highly liquid investments with original maturities of less than 90 days.

     Inventory. Inventories are stated at the lower of standard cost (which approximates actual cost using the first-in, first-out method) or market and consist of raw materials.

     Property and Equipment. Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method based on estimated useful lives ranging from three to five years. Leasehold improvements are amortized

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease.

     Organization Costs. Costs to organize the Company are capitalized and amortized on a straight-line basis over five years.

     Research and Development. The costs of research and development activities are charged to expense as incurred.

     Fair Value of Financial Instruments. The carrying value of all financial instruments approximates fair market value at December 31, 1996 and 1995.

     Stock-Based Compensation. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued in 1995 and the Company has adopted the disclosure requirements of SFAS 123 (see Note 6).

     Income Taxes. MODE accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

     Net Loss Per Share. Net loss per share for each period was calculated based upon the weighted average number of Common Stock outstanding during each period, using post split shares resulting from the three- for-one stock split effective August 1996. Common Stock equivalents were excluded in the calculation of weighted average shares outstanding since their inclusion would have had an anti-dilutive effect.

     Accounting Pronouncement Not Yet Adopted. The Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which is effective for calendar years beginning after December 15, 1997 at which time it will require restatement of prior years earnings per share calculations. Management has not yet determined the effect, if any, of SFAS No. 128 on the financial statements.

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3. PROPERTY AND EQUIPMENT

     Property and equipment at December 31 by major classification are as follows:

                                                                 1996       1995
Manufacturing equipment.....................................  $1,781,487   $   --
Leasehold improvements......................................     570,397       --
Furniture and fixtures......................................      68,529    5,543
                                                              ----------   ------
                                                               2,420,413    5,543
Less accumulated depreciation and amortization..............      31,460      323
                                                              ----------   ------
                                                              $2,388,953   $5,220
                                                              ==========   ======

NOTE 4. CAPITAL LEASES

     In 1996, the Company financed certain manufacturing equipment, leasehold improvements, and furniture and fixtures under a Master Equipment Lease Agreement ("the Lease") expiring June 30, 1997, which provides for financing of up to $2,000,000. The Company had only nominal borrowings under the Lease at December 31, 1996. The capital leases have terms of 42 months and are collateralized by manufacturing equipment. The transactions under the Lease are accounted for as a financing, whereby the property remains on the books and continues to be depreciated and amortized. Obligations under capital leases representing the proceeds was recorded, and is reduced based on payments under capital lease obligations. All items are sold and leasedback at original purchase price, therefore no gain or loss was recorded on such transactions during 1996.

     At December 31, 1996, approximately $146,000 of manufacturing equipment was under capital lease. The future minimum lease payments for assets under capital lease and the present value of the net minimum lease payments at December 31, 1996, are as follows:

FISCAL YEAR                                                   MINIMUM PAYMENT
  1997......................................................     $ 49,964
  1998......................................................       49,964
  1999......................................................       49,964
  2000......................................................       20,575
                                                                 --------
Total minimum lease payments................................      170,467
Less amount representing interest...........................       24,143
                                                                 --------
Present value of net minimum lease payments.................      146,324
Less current portion........................................       38,676
                                                                 --------
                                                                 $107,648
                                                                 ========

     In connection with the Lease, the Company issued a warrant to purchase 208,695 shares of MODE's Series B convertible preferred stock, on a post stock split basis (see Note 5), exercisable at any time for a period of up to ten years ending on August 21,

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2006 at a price of $.77 per share. The warrant may terminate sooner in connection with certain significant corporate events.

NOTE 5. STOCKHOLDERS' EQUITY

     Effective August, 1996, the Company declared a stock split on all existing preferred and common shares at a ratio of three to one. The accompanying financial statements for the year ended December 31, 1996, have been adjusted to reflect the stock split.

     On July 17, 1996, the Company issued 4,076,088 shares, on a post stock split basis, of its Series B Convertible Preferred Stock ("Series B"). Each share of Series B, which has a liquidation preference of $.77, is convertible to one share of the Company's Common Stock and earns dividends at the rate declared for each share of Common Stock. No such dividends have been declared as of December 31, 1996. Terms of the agreements with Preferred Shareholders require the Company to comply with terms similar to those specified in the Series A issuance.

     As specified in the Series A Convertible Preferred Stock ("Series A") issuance, the Series A Preferred Stockholder purchased $150,000 of Convertible Promissory Notes (the "Notes"), during 1996. The Notes, which bore interest at the prime rate compounded monthly, were convertible at a price equal to the per share purchase price of the Series B stock issuance. On July 17, 1996, the Notes and the related interest of $1,169 were converted to Series B convertible preferred stock in conjunction with the Series B stock issuance.

     On August 29, 1995, the Company issued 666,666 shares, on a post stock split basis, of its Series A. Each share of Series A, which has a liquidation preference of $.3, is convertible to one share of the Company's Common Stock and earns dividends at the rate declared for each share of Common Stock. No such dividends have been declared as of December 31, 1996. An agreement with the Series A Preferred Stockholder requires the Company to, among other items, maintain keyman life insurance on certain key employees, and obtain the Preferred Stockholders' approval to make key changes in the operations of the Company.

     On August 3, 1995, the Company issued 3,000,000 shares, on a post stock split basis, of its Common Stock at a par value of $.001 per share.

NOTE 6. DEFERRED COMPENSATION PLAN

     In July 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"), where options granted to an employee are qualified "incentive stock options" under the Internal Revenue Code and options granted to a non-employee are "non-statutory stock options", for which 1,800,000 shares were reserved, on a post stock split basis. The Company accounts for options granted to employee's under this Plan in accordance with APB Opinion No. 25, under which no compensation cost has been recognized. The compensation costs for the Plan determined consistent with SFAS 123

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

is immaterial. Options granted to non-employee's under this Plan are accounted for in accordance with the provisions of SFAS 123.

     The Company has granted options on 645,500 shares through December 31, 1996. Under the Plan, the option exercise price equals the common stocks market price on date of grant. All options are immediately exercisable and expire ten years from date of grant. The options granted to MODE's founders are subject to repurchase by the Company, at the original exercise price, upon the cessation of service prior to vesting in such shares. Such shares vest in a series of 72 successive equal monthly installments over a six year period, however, such vesting shall accelerate to 48 successive equal monthly installments upon the Company meeting performance milestones as provided for by the Board. At December 31, 1996, the Company has achieved two out of five of its performance measures. All other shares vest at the rate of 25 percent of the shares upon the optionee's continued service to the Company through the initial vesting date, with the remaining shares vesting in a series of 36 successive equal monthly installments. The vesting period accelerates in connection with certain significant corporate events.

     A summary of the status of the Company's option Plan at December 31, 1996, and changes during the year then ended is presented in the table and narrative below:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                           SHARES    EXERCISE PRICE
Outstanding at beginning of year.........................       --       $  --
Granted..................................................  645,500        .077
Exercised................................................       --          --
Forfeited................................................       --          --
Expired..................................................       --          --
                                                           =======       =====
Outstanding at end of year...............................  645,500       $.077
                                                           =======       =====
Exerciseable at end of year..............................  645,500       $.077
Weighted average fair value of options granted during the
  year...................................................  $   .02

     The options outstanding at December 31, 1996, have a weighted average remaining contractual life of 9.5 years.

     The fair value of each option grant is estimated on the date of grant using Black-Scholes option pricing model with the following average assumptions used: risk-free interest rate of 6.65%; expected lives of ten years; a divided yield of 0%; and expected volatility of .01%.

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7. INCOME TAXES

     MODE had no income tax expense and there were no income taxes currently payable for the year ended December 31, 1996 and period ended December 31, 1995. Deferred income taxes at December 31, 1996 and 1995, are offset by a valuation allowance as follows:

                                                             1996      1995
Deferred tax asset:
Net operating loss........................................  $16,197   $14,000
Deferred revenue..........................................   48,750        --
                                                            -------   -------
                                                             64,947    14,000
Valuation allowance.......................................  (40,926)  (14,000)
                                                            -------   -------
                                                             24,021        --
                                                            -------   -------
Deferred tax liability:
Depreciation and amortization.............................  (22,535)       --
Other.....................................................   (1,486)       --
                                                            -------   -------
                                                            (24,021)       --
                                                            -------   -------
Net deferred taxes........................................  $    --   $    --
                                                            =======   =======

     The Company has established a valuation allowance for the entire deferred tax asset due to the uncertainty of future earnings (see Note 1). A net operating loss carry forward of $46,214 is available to offset future taxable income for the next fifteen years.

NOTE 8. COMMITMENTS AND CONTINGENCIES

     Technology Assistance and Royalty Agreement. On February 22, 1996, the Company entered into a technical assistance and royalty agreement (as subsequently amended) in which the Company agreed to further develop laser technology in return for eight years of co-exclusive rights to five existing patents covering this technology. The Company is required to pay $7,500 in 1997, plus royalty payments beginning in 1998 of 1.5% to 2.5%, subject to minimum annual payments ranging from up to $50,000 over the life of the patents provided that the technology is developed and the related products are manufactured in Albuquerque, New Mexico. In the event that the Company fails to develop or abandons development of this technology, all rights to the technology become nonexclusive. The Company paid $7,500 under this Agreement in 1996.

     In October, 1996, the Company signed an agreement for research and development, which expires March 31, 1998. Under the Agreement, the Buyer paid the Company $95,000 for non-recurring engineering expense, plus all applicable fees and taxes, which payment is non-refundable. Buyer will pay MODE the balance of the payment upon demonstration of feasibility.

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Keyman Life Insurance. The Company is beneficiary to $500,000 of term life insurance for each of its two founders.

     Licensing Agreement. On March 21, 1996, the Company signed a license agreement (the "Agreement") with a major manufacturer in the identification market (the "Manufacturer"). Under the Agreement, the Manufacturer paid the Company a $500,000 license fee (the "Payment") plus all applicable gross receipts tax that the Company is required to pay thereon.

     The Manufacturer retains exclusive rights to use and sell any products or components which the Company develops for the Manufacturer's portion of the identification market (the "Product") for a limited period of time. After the exclusive rights period expires, the Company is required to first offer these Products, if achieved to the Manufacturer under similar sales terms as the Products are offered to any other party for a limited period of time.

     Within approximately one year of the receipt of the Payment, the Company and the Manufacturer will negotiate in good faith to enter into a supply agreement for the Product, if achieved. If no agreement is reached, then the Company can elect to sell the Product, if achieved to the Manufacturer for an additional license fee and, for each Product sold, the cost of the Product plus a specified factor for overhead and profit.

     Should the Company fail to pursue development or sell the Product to the Manufacturer, the Manufacturer will be granted certain nonexclusive sub-licensing rights.

     At December 31, 1996, $325,000 has been earned under the terms of this agreement.

     Leased Property. The Company leases its facility under an operating lease with a term of three years. Rental expense under operating leases was $18,214 for the year end December 31, 1996. There was no rental expense incurred for the period from inception through December 31, 1995. The minimum future lease commitments for all operating leases are $34,332 for each of the years ending December 31, 1997 and 1998 and $17,166 for year end December 31, 1999.

NOTE 9. SUBSEQUENT EVENT

     Purchase and Supply Agreement. On February 14, 1997, the Company signed a purchase and supply contract (the "Contract"). Under the Contract, MODE established the terms and conditions controlling potential sales of vertical-cavity surface-emitting laser ("VCSEL") chips, devices and arrays in the event they occur. The initial term of the Contract is five years, and can be canceled by either party upon written notice 360 days prior to the end of the initial term or any subsequent term. The Contract also may terminate prior to the five year period under certain circumstances. Products sold under the agreement are subject to a warranty period not to exceed the earlier of 18 months from the date the product is delivered to customer,

                           MICROOPTICAL DEVICES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

or one year from the date of delivery by customer to its end-users, or one year from the date the products are placed in service.

     Sale/Leaseback of Assets. Subsequent to year end, the Company financed an additional $1,850,000 of its property via a sale-leaseback transaction with a leasing company under the terms of the Master Equipment Lease Agreement (see
Note 4).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               , 1999

                        (EMCORE LOGO) EMCORE CORPORATION

                        3,897,441 SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE

                             PRUDENTIAL SECURITIES

                            NEEDHAM & COMPANY, INC.

                           SOUNDVIEW TECHNOLOGY GROUP

                            ------------------------

                                 DLJDIRECT INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

                                                              TO BE PAID
                                                                BY THE
                                                              REGISTRANT
Securities and Exchange Commission registration fee.........  $ 22,890.00
NASD filing fee.............................................     8,000.00
Accounting fees and expenses................................   150,000.00
Printing expenses...........................................   300,000.00
Transfer agent and registrar fees...........................    15,000.00
Legal fees and expenses.....................................   300,000.00
Other expenses..............................................    75,000.00
                                                              -----------
  Total.....................................................  $870,890.00
                                                              ===========

* to be provided

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     EMCORE's Restated Certificate of Incorporation provides that the Company shall indemnify its directors and officers to the full extent permitted by New Jersey law, including in circumstances in which indemnification is otherwise discretionary under New Jersey law.

     Section 14A:2-7 of the New Jersey Business Corporation Act provides that a New Jersey corporation's:

     "certificate of incorporation may provide that a director or officer shall not be personally liable, or shall be liable only to the extent therein provided, to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. As used in this subsection, an act or omission in breach of a person's duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which he has a material conflict of interest."

     In addition, Section 14A:3-5 (1995) of the New Jersey Business Corporation Act (1995) provides as follows:

     INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

     (1) As used in this section,

          (a) "Corporate agent" means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

          (b) "Other enterprise" means any domestic or foreign corporation, other than the indemnifying corporation, and any partnership, joint venture, sole proprietorship, trust or other enterprise, whether or not for profit, served by a corporate agent;

          (c) "Expenses" means reasonable costs, disbursements and counsel fees;

          (d) "Liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties;

          (e) "Proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding; and

          (f) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the indemnifying corporation" include any service as a corporate agent which imposes duties on, or involves services by, the corporate agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (2) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if

          (a) such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

          (b) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the applicable standards of conduct set forth in paragraphs 14A:3-5(2)(a) and 14A:3-5(2)(b).

     (3) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

     (4) Any corporation organized for any purpose under any general or special law of this State shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to in subsections 14A:3-5(2) and 14A:3-5(3) or in defense of any claim, issue or matter therein.

     (5) Any indemnification under subsection 14A:3-5(2) and, unless ordered by a court, under subsection 14A:3-5(3) may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in subsection 14A:3-5(2) or subsection 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made

          (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or

          (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or

          (c) by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

     (6) Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified as provided in this section.

     (7) (a) If a corporation upon application of a corporate agent has failed or refused to provide indemnification as required under subsection 14A:3-5(4) or permitted under subsections 14A:3-5(2), 14A:3-5(3) and 14A:3-5(6), a corporate agent may apply to a court for an award of indemnification by the corporation, and such court

              (i) may award indemnification to the extent authorized under subsections 14A:3-5(2) and 14A:3-5(3) and shall award indemnification to the extent required under subsection 14A:3-5(4), notwithstanding any contrary determination which may have been made under subsection 14A:3-5(5); and

              (ii) may allow reasonable expenses to the extent authorized by, and subject to the provisions of, subsection 14A:3-5(6), if the court shall find that the corporate agent has by his pleadings or during the course of the proceeding raised genuine issues of fact or law.

          (b) Application for such indemnification may be made:

              (i) in the civil action in which the expenses were or are to be incurred or other amounts were or are to be paid; or

              (ii) to the Superior Court in a separate proceeding. If the application is for indemnification arising out of a civil action, it shall set forth reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were or are to be incurred or other amounts were or are to be paid.

     The application shall set forth the disposition of any previous application for indemnification and shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of the court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice shall be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

     (8) The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, as defined in subsection (3) of N.J.S.14A:2-7, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

     (9) Any corporation organized for any purpose under any general or special law of this State shall have the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent, whether or not the corporation would have the power to indemnify him against such expenses and liabilities under the provisions of this section. The corporation may purchase such insurance from, or such insurance may be reinsured in whole or in part by, an insurer owned by or otherwise affiliated with the corporation, whether or not such insurer does business with other insureds.

     (10) The powers granted by this section may be exercised by the corporation, notwithstanding the absence of any provision in its certificate of incorporation or bylaws authorizing the exercise of such powers.

     (11) Except as required by subsection 14A:3-5(4), no indemnification shall be made or expenses advanced by a corporation under this section, and none shall be ordered by a court, if such action would be inconsistent with a provision of the certificate of incorporation, a bylaw, a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

     (12) This section does not limit a corporation's power to pay or reimburse expenses incurred by a corporate agent in connection with the corporate agent's appearance as a witness in a proceeding at a time when the corporate agent has not been made a party to the proceeding.

     The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS

     The following exhibits are filed with this Registration Statement:


EXHIBIT NO.                                DESCRIPTION
    1.1        --  Form of Underwriting Agreement.
    3.1        --  Restated Certificate of Incorporation, amended February 3,
                   1997 (incorporated by reference to Exhibit 3.1 to Amendment
                   No. 1 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 6, 1997).
    3.2        --  Amended By-Laws, as amended January 11, 1989 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the
                   Registration Statement on Form S-1 (File No. 333-18565)
                   filed with the Commission on February 6, 1997).
    3.3        --  Certificate of Amendment to the Certificate of
                   Incorporation, dated November 19, 1998 (incorporated by
                   reference to Exhibit 3.3 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 1998
                   (the "1998 10-K"))
    4.1        --  Specimen certificate for shares of common stock
                   (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 24, 1997).
    4.2        --  Form of $4.08 Warrant (incorporated by reference to Exhibit
                   10.10 to Amendment No. 1 to the Registration Statement on
                   Form S-1 (File No. 333-18565) filed with the Commission on
                   February 6, 1997).
    4.3        --  Form of $10.20 Warrant (incorporated by reference to Exhibit
                   10.12 to Amendment No. 1 to the Registration Statement on
                   Form S-1 (File No. 333-18565) filed with the Commission on
                   February 6, 1997).

EXHIBIT NO.                                DESCRIPTION
    4.4        --  Form of $11.375 Warrant (incorporated by reference to
                   Exhibit 4.2 to the 1998 10-K).
    5.1        --  Form of White & Case LLP Opinion.*
   10.1        --  1995 Incentive and Non-Statutory Stock Option Plan
                   (incorporated by reference to Exhibit 10.1 to Amendment No.
                   1 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 6, 1997).
   10.2        --  1996 Amendment to Option Plan (incorporated by reference to
                   Exhibit 10.2 to Amendment No. 1 to the Registration
                   Statement on Form S-1 (File No. 333-18565) filed with the
                   Commission on February 6, 1997).
   10.3        --  Specimen Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the
                   Registration Statement on Form S-1 (File No. 333-18565)
                   filed with the Commission on February 6, 1997).
   10.4        --  Second Amended and Restated Distributorship Agreement dated as of March 31, 1998 between the Company and Hakuto.
                   Confidential treatment has been requested by the Company for portions of this document. Such portions are indicated by
                   "[*]" (incorporated by reference to Exhibit 10.4 to the 1998
                   10-K).
   10.5        --  Amendment to Lease for premises at 394 Elizabeth Avenue,
                   Somerset, New Jersey 08873 (incorporated by reference to
                   Exhibit 10.5 to Amendment No. 1 to the Registration
                   Statement on Form S-1 (File No. 333-18565) filed with the
                   Commission on February 6, 1997).
   10.6        --  Registration Rights Agreement relating to September 1996 warrant issuance (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1
                   (File No. 333-18565) filed with the Commission on February
                   6, 1997).
   10.7        --  Registration Rights Agreement relating to December 1996 warrant issuance (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1
                   (File No. 333-18565) filed with the Commission on February
                   6, 1997).
   10.8        --  Form of 6% Subordinated Note Due May 1, 2001 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the
                   Registration Statement on Form S-1 (File No. 333-18565)
                   filed with the Commission on February 6, 1997).
   10.9        --  Form of 6% Subordinated Note Due September 1, 2001
                   (incorporated by reference to Exhibit 10.9 to Amendment No.
                   1 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 6, 1997).

EXHIBIT NO.                                DESCRIPTION
   10.10       --  Purchase Order issued to the Company by General Motors
                   Corporation on November 17, 1996. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registration
                   Statement on Form S-1 (File No. 333-18565) filed with the
                   Commission on February 6, 1997). Confidential treatment has been requested by the Company with respect to portions of
                   this document. Such portions are indicated by "[*]".
   10.11       --  Purchase Agreement, dated November 30, 1998, by and between the Company, Hakuto UMI and UTC (incorporated by reference to Exhibit 10.15 to the 1998 10-K).
   10.12       --  Registration Rights Agreement, dated November 30, 1998 by and between the Company, Hakuto, UMI and UTC (incorporated by reference to Exhibit 10.16 to the 1998 10-K).
   10.13       --  Long Term Purchase Agreement dated November 24, 1998 by and between the Company and Space Systems/Loral, Inc.
                   (incorporated by reference to Exhibit 10.17 to the 1998
                   10-K). Confidential treatment has been requested by the
                   Company with respect to portions of this document. Such
                   portions are indicated by "[*]."
   10.14       --  Promissory Note, dated April 29, 1999 by EMCORE in favor of
                   First Union National Bank.
   10.15       --  Second Amendment to Revolving Loan and Security Agreement,
                   dated as of November 30, 1998 between the Company and First
                   Union National Bank (incorporated by reference to Exhibit
                   10.19 to the 1998 10-K).
   10.16       --  Agreement and Plan of Merger, dated as of December 5, 1997, among the Company, the Merger Subsidiary, MODE and the
                   Principal Shareholders named therein (incorporated by
                   reference to Exhibit 2 to the Company's report on Form 8-K filed with the Commission on December 22, 1997).
   10.17       --  Transaction Agreement, dated January 26, 1999, by and
                   between EMCORE and General Electric Company (incorporated by reference to Exhibit 10.1 to EMCORE's Quarterly Report on
                   Form 10-Q for the quarter ended December 31, 1999).
                   Confidential treatment has been requested by EMCORE with
                   respect to portions of this document. Such portions are
                   indicated by "[*]."
   10.18       --  Note Purchase Agreement, dated as of May 26, 1999, by and between EMCORE Corporation and GE Capital Equity
                   Investments, Inc.*
   10.19       --  Registration Rights Agreement, dated as of May 26, 1999, by and between EMCORE Corporation and GE Capital Equity
                   Investments, Inc.*
   10.20       --  $22.875 Warrant issued to General Electric Company*
   21          --  Subsidiaries of the registrant.
   23.1        --  Consent of Deloitte & Touche LLP*
   23.2        --  Consent of PricewaterhouseCoopers LLP*
   23.3        --  Consent of Arthur Andersen LLP*

EXHIBIT NO.                                DESCRIPTION
   23.4        --  Consent of White & Case (included in Exhibit 5.1).*
   23.5        --  Consent of Lerner David Littenberg Krumholz & Mentlik.*
   99.1        --  Form of Power of Attorney and Custody Agreement for selling shareholders.


-------------------------

* Filed herewith

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a)or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Somerset, State of New Jersey, on June 8, 1999.


                                          EMCORE CORPORATION

                                          By                  *
                                            ------------------------------------
                                            Reuben
                                          F.
                                          Richards,
                                          Jr.
                                            President
                                          and
                                          Chief
                                          Executive
                                          Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 on Form S-3 has been signed by the following persons in the capacities indicated, on June 8, 1999.


                   SIGNATURE                                       TITLE
                       *                          Chairman of the Board and Director
------------------------------------------------
               Thomas J. Russell

                       *                          President, Chief Executive Officer and
------------------------------------------------  Director (Principal Executive Officer)
            Reuben F. Richards, Jr.

             /s/ THOMAS G. WERTHAN                Vice President, Chief Financial
------------------------------------------------  Officer, Secretary and Director
               Thomas G. Werthan                  (Principal Accounting and Financial
                                                  Officer)

                       *                          Director
------------------------------------------------
                Richard A. Stall

                       *                          Director
------------------------------------------------
                 Charles Scott

                       *                          Director
------------------------------------------------
              Robert Louis-Dreyfus

                       *                          Director
------------------------------------------------
                Hugh H. Fenwick

                       *                          Director
------------------------------------------------
                Shigeo Takayama

             /s/ JOHN J. HOGAN, JR.               Director
------------------------------------------------
               John J. Hogan, Jr.

           *By: /s/ THOMAS G. WERTHAN
   ------------------------------------------
               Thomas G. Werthan
                Attorney-in-Fact

                                 EXHIBIT INDEX






EXHIBIT NO.                                DESCRIPTION
    1.1        --  Form of Underwriting Agreement.
    3.1        --  Restated Certificate of Incorporation, amended February 3,
                   1997 (incorporated by reference to Exhibit 3.1 to Amendment
                   No. 1 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 6, 1997).
    3.2        --  Amended By-Laws, as amended January 11, 1989 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the
                   Registration Statement on Form S-1 (File No. 333-18565)
                   filed with the Commission on February 6, 1997).
    3.3        --  Certificate of Amendment to the Certificate of
                   Incorporation, dated November 19, 1998 (incorporated by
                   reference to Exhibit 3.3 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 1998
                   (the "1998 10-K"))
    4.1        --  Specimen certificate for shares of common stock
                   (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 24, 1997).
    4.2        --  Form of $4.08 Warrant (incorporated by reference to Exhibit
                   10.10 to Amendment No. 1 to the Registration Statement on
                   Form S-1 (File No. 333-18565) filed with the Commission on
                   February 6, 1997).
    4.3        --  Form of $10.20 Warrant (incorporated by reference to Exhibit
                   10.12 to Amendment No. 1 to the Registration Statement on
                   Form S-1 (File No. 333-18565) filed with the Commission on
                   February 6, 1997).
    4.4        --  Form of $11.375 Warrant (incorporated by reference to
                   Exhibit 4.2 to the 1998 10-K).
    5.1        --  Form of White & Case LLP Opinion.*
   10.1        --  1995 Incentive and Non-Statutory Stock Option Plan
                   (incorporated by reference to Exhibit 10.1 to Amendment No.
                   1 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 6, 1997).
   10.2        --  1996 Amendment to Option Plan (incorporated by reference to
                   Exhibit 10.2 to Amendment No. 1 to the Registration
                   Statement on Form S-1 (File No. 333-18565) filed with the
                   Commission on February 6, 1997).
   10.3        --  Specimen Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the
                   Registration Statement on Form S-1 (File No. 333-18565)
                   filed with the Commission on February 6, 1997).

EXHIBIT NO.                                DESCRIPTION
   10.4        --  Second Amended and Restated Distributorship Agreement dated as of March 31, 1998 between the Company and Hakuto.
                   Confidential treatment has been requested by the Company for portions of this document. Such portions are indicated by
                   "[*]" (incorporated by reference to Exhibit 10.4 to the 1998
                   10-K).
   10.5        --  Amendment to Lease for premises at 394 Elizabeth Avenue,
                   Somerset, New Jersey 08873 (incorporated by reference to
                   Exhibit 10.5 to Amendment No. 1 to the Registration
                   Statement on Form S-1 (File No. 333-18565) filed with the
                   Commission on February 6, 1997).
   10.6        --  Registration Rights Agreement relating to September 1996 warrant issuance (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1
                   (File No. 333-18565) filed with the Commission on February
                   6, 1997).
   10.7        --  Registration Rights Agreement relating to December 1996 warrant issuance (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1
                   (File No. 333-18565) filed with the Commission on February
                   6, 1997).
   10.8        --  Form of 6% Subordinated Note Due May 1, 2001 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the
                   Registration Statement on Form S-1 (File No. 333-18565)
                   filed with the Commission on February 6, 1997).
   10.9        --  Form of 6% Subordinated Note Due September 1, 2001
                   (incorporated by reference to Exhibit 10.9 to Amendment No.
                   1 to the Registration Statement on Form S-1 (File No.
                   333-18565) filed with the Commission on February 6, 1997).
   10.10       --  Purchase Order issued to the Company by General Motors
                   Corporation on November 17, 1996. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registration
                   Statement on Form S-1 (File No. 333-18565) filed with the
                   Commission on February 6, 1997). Confidential treatment has been requested by the Company with respect to portions of
                   this document. Such portions are indicated by "[*]".
   10.11       --  Purchase Agreement, dated November 30, 1998, by and between the Company, Hakuto UMI and UTC (incorporated by reference to Exhibit 10.15 to the 1998 10-K).
   10.12       --  Registration Rights Agreement, dated November 30, 1998 by and between the Company, Hakuto, UMI and UTC (incorporated by reference to Exhibit 10.16 to the 1998 10-K).
   10.13       --  Long Term Purchase Agreement dated November 24, 1998 by and between the Company and Space Systems/Loral, Inc.
                   (incorporated by reference to Exhibit 10.17 to the 1998
                   10-K). Confidential treatment has been requested by the
                   Company with respect to portions of this document. Such
                   portions are indicated by "[*]."
   10.14       --  Promissory Note, dated April 29, 1999 by EMCORE in favor of
                   First Union National Bank.

EXHIBIT NO.                                DESCRIPTION
   10.15       --  Second Amendment to Revolving Loan and Security Agreement,
                   dated as of November 30, 1998 between the Company and First
                   Union National Bank (incorporated by reference to Exhibit
                   10.19 to the 1998 10-K).
   10.16       --  Agreement and Plan of Merger, dated as of December 5, 1997, among the Company, the Merger Subsidiary, MODE and the
                   Principal Shareholders named therein (incorporated by
                   reference to Exhibit 2 to the Company's report on Form 8-K filed with the Commission on December 22, 1997).
   10.17       --  Transaction Agreement, dated January 26, 1999, by and
                   between EMCORE and General Electric Company (incorporated by reference to Exhibit 10.1 to EMCORE's Quarterly Report on
                   Form 10-Q for the quarter ended December 31, 1999).
                   Confidential treatment has been requested by EMCORE with
                   respect to portions of this document. Such portions are
                   indicated by "[*]."
   10.18       --  Note Purchase Agreement, dated as of May 26, 1999, by and between EMCORE Corporation and GE Capital Equity
                   Investments, Inc.*
   10.19       --  Registration Rights Agreement, dated as of May 26, 1999, by and between EMCORE Corporation and GE Capital Equity
                   Investments, Inc.*
   10.20       --  $22.875 Warrant issued to General Electric Company*
   21          --  Subsidiaries of the registrant.
   23.1        --  Consent of Deloitte & Touche LLP*
   23.2        --  Consent of PricewaterhouseCoopers LLP*
   23.3        --  Consent of Arthur Andersen LLP*
   23.4        --  Consent of White & Case (included in Exhibit 5.1).*
   23.5        --  Consent of Lerner David Littenberg Krumholz & Mentlik.*
   99.1        --  Form of Power of Attorney and Custody Agreement for selling shareholders.


-------------------------

* Filed herewith